Form 10-K, Exhibit 13
period 1996-12-31
AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
filed 1997-03-31
CIK 853937

AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

    Annual Report to the Partners, December 31, 1996

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                     INDEX TO ANNUAL REPORT TO THE PARTNERS

                                                                                          PAGE
                                                                                        ---------
SELECTED FINANCIAL DATA...............................................................          2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................        3-7

FINANCIAL STATEMENTS:
Report of Independent Auditors........................................................          8
Statement of Financial Position at December 31, 1996 and 1995.........................          9
Statement of Operations for the years ended December 31, 1996, 1995 and 1994..........         10
Statement of Changes in Partners' Capital for the years ended December 31, 1996, 1995
  and 1994............................................................................         11
Statement of Cash Flows for the years ended December 31, 1996, 1995 and 1994..........         12
Notes to the Financial Statements.....................................................      13-22

ADDITIONAL FINANCIAL INFORMATION:
Schedule of Excess (Deficiency) of Total Cash Generated to Cost of Equipment
  Disposed............................................................................         23

Statement of Cash and Distributable Cash From Operations, Sales and Refinancings......         24

Schedule of Costs Reimbursed to the General Partner and its Affiliates as Required
  Section 10.4 of the Amended and Restated Agreement and Certificate of Limited
  Partnership.........................................................................         25

                            SELECTED FINANCIAL DATA

    The following data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements.

    For each of the years in the five year period ended December 31, 1996:

              SUMMARY OF
              OPERATIONS                    1996           1995           1994           1993           1992
--------------------------------------  -------------  -------------  -------------  -------------  -------------
Lease revenue.........................  $   4,706,774  $   6,585,836  $   9,001,993  $   7,976,109  $   8,366,019
Net income (loss).....................  $  (3,649,940) $  (5,286,053) $  (1,474,819) $  (4,686,207) $   2,184,789
Per Unit:
  Net income (loss)...................  $       (1.28) $       (1.85) $       (0.52) $       (1.64) $        0.76
  Cash distributions declared.........  $        2.25  $        1.75  $        2.50  $        2.50  $        2.56

FINANCIAL POSITION
--------------------------------------
Total assets..........................  $  13,163,812  $  21,432,133  $  31,553,833  $  40,195,205  $  51,782,365
Total long-term obligations...........  $   3,419,785  $   1,432,396       --             --             --
Partners' capital.....................  $   8,602,879  $  18,637,361  $  28,924,079  $  37,542,705  $  49,372,719

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Year ended December 31, 1996 compared to the year ended December 31, 1995 and the year ended December 31, 1995 compared to the year ended December 31, 1994

OVERVIEW

    As an equipment leasing partnership, the Partnership was organized to acquire and lease a portfolio of commercial jet aircraft subject to lease agreements with third parties. During 1990 and 1991, the Partnership purchased four commercial jet aircraft and a proportionate interest in two additional aircraft which were leased by major carriers engaged in passenger transportation. Initially, each aircraft generated rental revenue pursuant to primary-term lease agreements. In 1995, the Partnership transferred its proportionate ownership interest in one aircraft to the existing lessee, United Airlines, Inc.("United"), in exchange for proportionate interests in three aircraft leased to Southwest Airlines, Inc., pursuant to lease agreements which expire in 1999. During the first quarter of 1996, the Partnership completed the replacement of the United Aircraft with proportionate interests in two aircraft leased to Finnair OY, pursuant to lease agreements which also expire in 1999. One of the four commercial aircraft held in the Partnership's original portfolio was returned to the Partnership in 1995, upon the expiration of its lease term and in September 1996, upon completion of refurbishments, was re-leased to Transmeridian Airlines (see below). The Partnership continues to own a proportionate interest in an aircraft which was returned by the lessee on June 30, 1996 and is currently undergoing heavy maintenance. The Partnership entered into a new 12-month lease agreement with Aer Lease Limited with respect to its interest in this aircraft, effective upon completion of the heavy maintenance. In 1996, the Partnership sold one of its original aircraft to the lessee, Northwest Airlines, Inc.("Northwest"). At December 31, 1996, the Partnership also owned a complete interest in two other aircraft, one of which is being leased pursuant to a re-lease agreement which will expire in January 1997 (see below), and the second which is currently undergoing heavy maintenance. The second aircraft was returned by the lessee, upon completion of its renewal lease term, in September 1996. The General Partner is actively seeking the re-lease of this aircraft. Upon expiration of the current lease agreements, each aircraft will be re-leased or sold depending on prevailing market conditions and the assessment of such conditions by Equis Financial Group Limited Partnership (formerly American Finance Group) a Massachusetts limited partnership ("EFG") to obtain the most advantageous economic benefit. Ultimately, all aircraft will be sold and the net proceeds will be distributed to the Partners, after all liabilities and obligations of the Partnership have been satisfied.

RESULTS OF OPERATIONS

    For the year ended December 31, 1996, the Partnership recognized lease revenue of $4,706,774 compared to $6,585,836 and $9,001,993 for the same periods in 1995 and 1994, respectively. The decrease in lease revenue from 1995 to 1996 was due primarily to lease term expirations related to the Partnership's Lockheed L-1011-100 and its proportionate interest in a Lockheed L-1011-50 and the sale of a 727-200 ADV aircraft (discussed below). The decrease was partially offset by the effects of the Partnership's aircraft exchange (discussed below) which was concluded late in the first quarter of 1996. As a result of the exchange, the Partnership replaced its ownership interest in a Boeing 747-SP aircraft, having aggregate quarterly lease revenues of $149,640, with interests in five other aircraft (three Boeing 737 aircraft leased by Southwest Airlines, Inc. and two McDonnell Douglas MD-82 aircraft leased by Finnair OY) having aggregate quarterly lease revenues of $254,373. The Finnair Aircraft were exchanged into the Partnership on March 25, 1996. Accordingly, revenue for year ended December 31, 1996 did not fully reflect the annual rents ultimately anticipated from the like-kind exchange. The decrease in lease revenue from 1994 to 1995 was due primarily to the receipt in 1994, of lease termination rents of $1,966,511 (see below).

    The Partnership's Boeing 727-251 ADV aircraft, formerly on a renewal rental agreement with Northwest was returned upon expiration of its lease term on November 30, 1995. This aircraft has undergone heavy maintenance, approximately $984,000 of which was incurred or accrued during the year ended

December 31, 1996. During 1996, the Partnership received $468,133 from the former lessee of this aircraft, representing a reimbursement of additional heavy maintenance costs. In September 1996, the Partnership entered into a new 28-month lease agreement with Transmeridian Airlines, to re-lease this aircraft for aggregate rents over the lease term of approximately $1,941,000.

    The Partnership owns a whole and a partial interest in two Lockheed L-1011 aircraft formerly leased to Cathay Pacific Airways Limited ("Cathay"). The Partnership's original lease agreements with Cathay provided for semi-annual rent adjustments based on the six month London Inter-Bank Offered Rate ("LIBOR"). Accordingly, rents generated from these leases fluctuated in relation to the prevailing LIBOR rate on a semi-annual basis. The Partnership's renewal lease agreements with Cathay (having adjusted semi-annual rents aggregating $1,353,599) expired on February 14, 1996 and were extended until April 11, 1996. Subsequent to this extension, Cathay again extended the lease on one of the aircraft until June 30, 1996 and on the other until September 30, 1996, both at fixed rates. The Partnership recognized aggregate revenue from the extensions of both of these aircraft of $576,814 in 1996. Cathay subsequently returned both aircraft to the Partnership upon the expiration of the extensions and both aircraft are currently undergoing heavy maintenance. The heavy maintenance on the Lockheed L-1011-50 is expected to cost the Partnership approximately $362,000, all of which was accrued or incurred during the year ended December 31, 1996. The Partnership entered into a new 12-month lease agreement with Aer Lease Limited, with respect to its interest in the L-1011-50 aircraft, at a base rent to the Partnership of $39,550 per month, effective upon completion of the heavy maintenance. The heavy maintenance on the Lockheed L-1011-100 is expected to cost the Partnership approximately $400,000 all of which was accrued or incurred during the year ended December 31, 1996. The General Partner is actively seeking the re-lease of this aircraft. Currently, the demand for L-1011 aircraft is weak, limited principally to air cargo carriers and operators of passenger charters. Several major airlines have reduced their commitment to the L-1011. Such circumstances have inhibited the remarketing of the Partnership's L-1011 aircraft and have required the Partnership to incur costs to meet the needs of Aer Lease Limited and other potential successor lessees. Accordingly, until the Partnership's L-1011 aircraft are sold, the General Partner will continue to reserve a portion of the Partnership's cash for such purposes.

    The Partnership's portfolio includes an aircraft currently leased to American Trans Air, Inc. ("ATA") pursuant to a re-lease agreement which was originally scheduled to expire on January 31, 1997. ATA has renewed this lease for an additional twenty-four months through January 31, 1999, at the existing rent of $63,500 per month. In 1994, the Partnership received $1,966,511 from the former lessee of this aircraft as part of an agreement to terminate its lease.

    The Partnership holds a proportionate ownership interest in the Cathay, Southwest and Finnair Aircraft discussed above. The remaining interests are owned by other affiliated partnerships sponsored by EFG. All partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues and expenses associated with the aircraft. (See Notes 2 and 3 to the financial statements.)

    Interest income for the year ended December 31, 1996 was $265,820 compared to $172,530 and $140,762 for the years ended December 31, 1995 and 1994, respectively. Generally, interest income is generated from temporary investments of rental receipts and equipment sale proceeds in short-term instruments. The increase in interest income in 1996 compared to 1995 and 1994 is a result of interest of $39,346 earned on cash held in a special-purpose escrow account in connection with the like-kind exchange transactions discussed below and interest earned on sale proceeds associated with the Boeing 727-200 ADV aircraft prior to the time such proceeds were distributed to the Recognized Owners.

    During July 1996, the Partnership sold a Boeing 727-200 ADV jet aircraft with an original cost and net book value of $11,164,679 and $3,074,680, respectively, to the existing lessee. In connection with this sale, the Partnership realized sale proceeds of $3,535,649, which resulted in a net gain, for financial statement purposes, of $460,969. The Partnership also realized lease termination rents of $429,351 in connection with this sale as the aircraft was sold prior to the expiration of the related lease term.

    In September 1995, the Partnership transferred its entire ownership interest (23.19%) in a Boeing 747-SP aircraft (the "United Aircraft") to its lessee, United. The transaction was structured as a like-kind exchange for income tax reporting purposes. The Partnership received aggregate cash consideration of $1,910,907, including $106,411 for rent accrued through the transfer date. The net cash consideration of $1,804,496 was deposited into a special-purpose escrow account through a third-party exchange agent pending the completion of the aircraft exchange. The Partnership's interest in the United Aircraft had a net book value of $2,301,510 at the date of transfer and resulted in a net loss for financial reporting purposes of $497,014.

    In November 1995, the Partnership partially replaced the United Aircraft with a 13.11% ownership interest in the Southwest Aircraft, at an aggregate cost of $1,919,500. To acquire the interest in the Southwest Aircraft, the Partnership obtained financing of $1,432,396 from a third-party lender and utilized $487,104 of the cash consideration received from the transfer of the United Aircraft. The remaining ownership interest of 86.89% in the Southwest Aircraft is held by affiliated equipment leasing programs sponsored by EFG.

    Additionally, in March 1996, the Partnership completed the replacement of the United Aircraft with a 14.85% ownership interest in two Finnair Aircraft at a total cost to the Partnership of $4,157,280. To acquire the ownership interest in the Finnair Aircraft, the Partnership paid $1,389,942, including the remaining balance of the United cash consideration, and obtained financing of $2,767,338 from a third-party lender. The remaining ownership interest of 85.15% of the Finnair Aircraft is held by affiliated equipment leasing programs sponsored by EFG. The like-kind exchange, involving the United, Southwest and Finnair Aircraft, was undertaken, in part, to mitigate the Partnership's economic risk resulting from the United Aircraft being returned to the Partnership upon its lease expiration in April 1996 and remaining off-lease for an extended period. The exchange enabled the Partnership to replace a specialized aircraft with other aircraft which are used more widely in the industry and also to significantly extend its rental stream with two creditworthy lessees.

    The Partnership recorded a write-down of aircraft carrying values, representing impairments, during each of the years ended December 31, 1996, 1995 and 1994. The resulting charges, $2,832,800 ($0.99 per limited partnership unit) in 1996, $6,139,040 ($2.15 per limited partnership) in 1995 and $3,721,000
($1.30 per limited partnership unit) in 1994 were based on a comparison of estimated net realizable values and corresponding carrying values for each of the Partnership's aircraft.

    Net realizable values were estimated based on (i) third-party appraisals of the Partnership's aircraft and (ii) EFG's assessment of prevailing market conditions for similar aircraft. Market values for the Partnership's used commercial jet aircraft have continued to deteriorate. Consistent price competition and other pressures within the airline industry have inhibited sustained profitability for many carriers. Most major airlines have had to re-evaluate their aircraft fleets and operating strategies. Such issues complicate the determination of net realizable value for specific aircraft, and particularly used aircraft, because cost-benefit and market considerations may differ significantly between the major airlines. Aircraft condition, age, passenger capacity, distance capability, fuel efficiency, and other factors also influence market demand and market values for passenger jet aircraft.

    A significant consideration in evaluating used commercial aircraft is compliance with The Airport Capacity Act of 1990 (the "Airport Act"), which prohibits the operation of Stage 2 commercial jet aircraft to or from U.S. airports after December 31, 1999. Stage designations range from Stage 1 to Stage 3 and are indicative of an aircraft's compliance with noise level regulations promulgated by the Federal Aviation Administration. Stage 3 designates the highest level of compliance. The Partnership's two Boeing 727 aircraft leased to Transmeridian and ATA are Stage 2 aircraft. Various hush kit and re-engineering programs are available to retrofit Stage 2 aircraft to comply with the Airport Act; however, the cost to effect such improvements is estimated to range from $2 million to $3 million per aircraft. Accordingly, this factor is a major consideration in assessing estimated net realizable value for used aircraft and is the principal reason for the write-down which the Partnership recognized in 1994. The write-downs in 1996 and 1995 resulted from the deterioration in the market value of the Partnership's interest in the L-1011 aircraft (see discussion above).

    Notwithstanding the foregoing, the ultimate realization of residual value for any aircraft will be dependent upon many factors, including EFG's ability to sell and re-lease the aircraft. Changes in market conditions, industry trends, technological advances, and other events could converge to enhance or detract from asset values at any given time. Accordingly, EFG will attempt to monitor changes in the airline industry in order to identify opportunities which may be advantageous to the Partnership and which will maximize total cash returns for each aircraft.

    The total economic value realized upon final disposition of each aircraft will be comprised of all primary lease term revenue generated from that aircraft, together with its residual value. The latter consists of cash proceeds realized upon the aircraft's sale in addition to all other cash receipts obtained from renting the aircraft on a re-lease, renewal or month-to-month basis. Consequently, the amount of any future gain or loss reported in the financial statements may not necessarily be indicative of the total residual value the Partnership achieved from leasing the aircraft

    Interest expense was $264,200 or 5.6% of lease revenue in 1996 and $19,198 or less than 1% of lease revenue in 1995. Interest expense resulted from financing obtained from third-party lenders in connection with the Southwest Aircraft and the Finnair Aircraft, described above. Interest expense in future periods will decline as the principal balance of notes payable is reduced through the application of rent receipts to outstanding debt.

    Management fees were 5% of lease revenue during 1996, 1995 and 1994 and will not change as a percentage of lease revenue in future periods.

    Operating expenses consist principally of administrative charges, professional service costs, such as audit and legal fees, as well as insurance, printing, distribution and remarketing expenses The increase in operating expenses during 1996 compared to 1995 and 1994 is due primarily to heavy maintenance costs incurred in connection with the Boeing 727-251 ADV aircraft and the two Lockheed L-1011 aircraft, discussed above. In addition, in 1996 the Partnership incurred legal costs associated with Transmeridian Airlines legal proceedings (see Note 7 to the financial statements, herein) Operating expenses increased in 1995 compared to 1994 due to an increase in professional service costs. The amount of future operating expenses cannot be predicted with certainty; however, such expenses are usually higher during the acquisition and liquidation phases of a partnership. Other fluctuations will occur in relation to the volume and timing of aircraft remarketing activities. Depreciation and amortization expense was $3,650,745, $4,902,840 and $6,317,773 for the years ended December 31, 1996, 1995 and 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES AND DISCUSSION OF CASH FLOWS

    The Partnership by its nature is a limited life entity which was established for specific purposes described in the preceding "Overview". As an equipment leasing program, the Partnership's principal operating activities derive from aircraft rental transactions. Accordingly, the Partnership's principal source of cash from operations is generally provided by the collection of periodic rents. These cash inflows are used to satisfy debt service obligations associated with leveraged leases, and to pay management fees and operating costs. Operating activities generated net cash inflows of $3,205,567, $6,010,056 and $8,649,676 in 1996, 1995 and 1994, respectively. The expiration of the Partnership's lease agreements related to its Lockheed L-1011-100 and its proportionate interest in the Lockheed L-1011-50 and the sale of a Boeing 727-200 Advanced aircraft will cause a decline in the Partnership's future lease revenue and corresponding sources of operating cash. This will be partially offset by rents generated in connection with the Southwest Aircraft, the Finnair Aircraft and the aircraft on lease to Transmeridian Airlines. Overall, expenses associated with rental activities, such as management fees, and net cash flow from operating activities will decline as the Partnership remarkets its aircraft. Ultimately, the Partnership will dispose of all aircraft under lease. This will occur principally through sale transactions whereby each aircraft will be sold to the existing lessee or to a third party. Generally, this will occur upon expiration of each aircraft's primary or renewal/re-lease term.

    Cash expended for equipment acquisitions and cash realized form asset disposal transactions are reported under investing activities on the accompanying Statement of Cash Flows. For the year ended December 31, 1996, the Partnership expended $72,550 in cash in connection with the like-kind exchange transactions referred to above. During year ended December 31, 1996, the Partnership realized $3,535,649 in proceeds from the sale of a Boeing 727-200 ADV aircraft. Future inflows of cash from asset disposals will vary in timing and amount and will be influenced by many factors including, but not limited to, the frequency and timing of lease expirations, the equipment's condition and age, and future market conditions.

    As described in Results of Operations, the Partnership obtained long-term financing in connection with the like-kind exchange transactions involving the Southwest Aircraft and the Finnair Aircraft. The corresponding note agreements are recourse only to the specific equipment financed and to the minimum rental payments contracted to be received during the debt amortization period. As rental payments are collected, a portion or all of the rental payment will be used to repay principal and interest. The Partnership has a balloon payment obligation at the expiration of the primary lease term related to the Finnair Aircraft of $1,411,035 (see Note 5 to the financial statements, included herein).

    Cash distributions to the General Partner and Recognized Owners are declared and generally paid within fifteen days following the end of each calendar quarter. The payment of such distributions is presented as a component of financing activities. For the year ended December 31, 1996, the Partnership declared total cash distributions of Distributable Cash From Operations and Distributable Cash From Sales and Refinancings of $6,384,542. Of the total distributions, $6,107,955 was allocated to the Recognized Owners and $276,587 was allocated to the General Partner. The was no fourth quarter 1996 cash distribution.

    Cash distributions paid to the Recognized Owners consist of both a return of and a return on capital. To the extent that cash distributions consist of Cash From Sales or Refinancings, substantially all of such cash distributions should be viewed as a return of capital. Cash distributions do not represent and are not indicative of yield on investment. Actual yield on investment cannot be determined with any certainty until conclusion of the Partnership and will be dependent upon the collection of all future contracted rents, the generation of renewal and/or re-lease rents, and the residual value realized for each aircraft at its disposal date. Future market conditions, technological changes, the ability of EFG to manage and remarket the aircraft, and many other events and circumstances, could enhance or detract from individual asset yields and the collective performance of the Partnership's aircraft portfolio.

    Overall, the future liquidity of the Partnership will be greatly dependent upon the collection of contractual rents and the outcome of residual activities. The General Partner anticipates that cash proceeds resulting from these sources will satisfy the Partnership's future expense obligations. However, the amount of cash available for distribution in future periods is expected to fluctuate widely as the General Partner attempts to remarket the Partnership's aircraft and possibly upgrade certain aircraft to meet the standards of potential successor lessees.

    The Partnership has incurred and accrued significant heavy maintenance costs in connection with its remarketing efforts related to the two Cathay aircraft and the Transmeridian aircraft. The Partnership also expects to incur additional costs in future years as the Partnership's remaining aircraft are remarketed. The amount of such costs will depend upon the extent of upgrades or refurbishments necessary to prepare these aircraft for sale or re-lease. These costs have presented, and will continue to present, demands on the Partnership's cash position. Accordingly, the General Partner will continue to reserve a significant portion of the Partnership's cash for such purposes. The General Partner anticipates that future cash distributions will be contingent primarily upon the realization of sale proceeds generated from remarketing the Partnership's remaining aircraft and the extent of the Partnership's cash reserve requirements. Accordingly, the General Partner expects to continue to suspend the declaration of quarterly cash distributions between the periods corresponding to major remarketing events.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of AIRFUND II International Limited Partnership:

    We have audited the accompanying statements of financial position of AIRFUND II International Limited Partnership as of December 31, 1996 and 1995, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIRFUND II International Limited Partnership at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Additional Financial Information identified in the Index to Annual Report to the Partners is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               ERNST & YOUNG LLP

Boston, Massachusetts
March 14, 1997

            AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

    STATEMENT OF FINANCIAL POSITION December 31, 1996 and 1995

                                                                     1996           1995
                                                                 -------------  ------------
ASSETS
Cash and cash equivalents......................................  $ 2,347,762  $ 3,557,968
Contractual right for equipment................................       --        1,317,392
Rents receivable...............................................       --          169,906
Accounts receivable--affiliate.................................      146,567      316,439
Equipment at cost, net of accumulated depreciation of
  $39,961,731 and $41,568,185 at December 31, 1996 and 1995,
  respectively.................................................   10,669,483   16,070,428
                                                                 -----------  -----------
  Total assets.................................................  $13,163,812  $21,432,133
                                                                 -----------  -----------
                                                                 -----------  -----------
LIABILITIES AND PARTNERS' CAPITAL
Notes payable..................................................  $ 3,419,785  $ 1,432,396
Accrued interest...............................................       35,929       19,197
Accrued liabilities............................................      541,534       93,140
Accrued liabilities--affiliate.................................      489,018       58,152
Deferred rental income.........................................       74,667      477,506
Cash distributions payable to partners.........................       --          714,381
                                                                 -----------  -----------
  Total liabilities............................................    4,560,933    2,794,772
                                                                 -----------  -----------
Partners' capital (deficit):
General Partner................................................   (2,565,312)  (2,106,228)
Limited Partnership Interests (2,714,647 Units; initial
  purchase price of $25 each)..................................   11,168,191   20,743,589
                                                                 -----------  -----------
  Total partners' capital......................................    8,602,879   18,637,361
                                                                 -----------  -----------
  Total liabilities and partners' capital......................  $13,163,812  $21,432,133
                                                                 -----------  -----------
                                                                 -----------  -----------

                The accompanying notes are an integral part of
                         these financial statements.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                          STATEMENT OF OPERATIONS
             for the years ended December 31, 1996, 1995 and 1994

                                                                           1996        1995         1994
                                                                       -----------  -----------  -----------
Income:
  Lease revenue...................................................     $ 4,706,774  $ 6,585,836  $ 9,001,993
  Interest income.................................................         265,820      172,530      140,762
  Gain on sale of equipment.......................................         460,969        --           --
  Loss on exchange of equipment...................................           --        (497,014)       --
                                                                       -----------  -----------  -----------
    Total income..................................................       5,433,563    6,261,352    9,142,755
                                                                       -----------  -----------  -----------
Expenses:
  Depreciation and amortization...................................       3,650,745    4,902,840    6,317,773
  Write-down of equipment.........................................       2,832,800    6,139,040    3,721,000
  Interest expense................................................         264,200       19,198        --
  Equipment management fees--affiliate............................         235,339      329,292      450,100
  Operating expenses--affiliate...................................       2,100,419      157,035      128,701
                                                                       -----------  -----------  -----------

    Total expenses................................................       9,083,503   11,547,405   10,617,574
                                                                       -----------  -----------  -----------

Net loss..........................................................     $(3,649,940) $(5,286,053) $(1,474,819)
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------

Net loss per limited partnership unit.............................     $     (1.28) $     (1.85) $     (0.52)
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------

Cash distributions declared per limited partnership unit..........     $      2.25  $      1.75  $      2.50
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------


                The accompanying notes are an integral part of
                         these financial statements.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
             for the years ended December 31, 1996, 1995 and 1994

                                                          GENERAL        RECOGNIZED OWNERS
                                                          PARTNER     -----------------------
                                                          AMOUNT        UNITS        AMOUNT        TOTAL
                                                       -------------  ----------  -----------  -----------
Balance at December 31, 1993...........................  $(1,160,961)  2,714,647  $38,703,666  $37,542,705
Net loss--1994.........................................      (73,741)     --       (1,401,078)  (1,474,819)
Cash distributions declared............................     (357,190)     --       (6,786,617)  (7,143,807)
                                                         -----------  ----------  -----------  -----------
Balance at December 31, 1994...........................   (1,591,892)  2,714,647   30,515,971   28,924,079
Net loss--1995.........................................     (264,303)     --       (5,021,750)  (5,286,053)
Cash distributions declared............................     (250,033)     --       (4,750,632)  (5,000,665)
                                                         -----------  ----------  -----------  -----------
Balance at December 31, 1995...........................   (2,106,228)  2,714,647   20,743,589   18,637,361
Net loss--1996.........................................     (182,497)     --       (3,467,443)  (3,649,940)
Cash distributions declared............................     (276,587)     --       (6,107,955)  (6,384,542)
                                                         -----------  ----------  -----------  -----------
Balance at December 31, 1996...........................  $(2,565,312)  2,714,647  $11,168,191  $ 8,602,879
                                                         -----------  ----------  -----------  -----------
                                                         -----------  ----------  -----------  -----------

                The accompanying notes are an integral part of
                         these financial statements.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                           STATEMENT OF CASH FLOWS
             for the years ended December 31, 1996, 1995 and 1994

                                                                           1996           1995         1994
                                                                       -------------  -------------  ---------
Cash flows from (used in) operating activities:
Net loss.............................................................  $(3,649,940)   $(5,286,053)   $(1,474,819)
Adjustments to reconcile net loss to net cash from operating activities:
 Depreciation and amortization.......................................    3,650,745      4,902,840      6,317,773
 Write-down of equipment.............................................    2,832,800      6,139,040      3,721,000
 Gain on sale of equipment...........................................     (460,969)      --               --
 Loss on exchange of equipment......................................     --              497,014         --
Changes in assets and liabilities:
 Decrease (increase) in:
  Rents receivable...................................................      169,906        (65,982)      --
  Accounts receivable--affiliate.....................................      169,872         19,004        108,468
 Increase (decrease) in:
  Accrued interest...................................................       16,732         19,197       --
  Accrued liabilities................................................      448,394       (178,101)       (38,881)
  Accrued liabilities--affiliate.....................................      430,866         33,241         16,843
  Deferred rental income.............................................     (402,839)       (70,144)          (708)
                                                                       -----------    -----------  -------------
   Net cash from operating activities................................    3,205,567      6,010,056      8,649,676
                                                                       -----------    -----------  -------------
Cash flow from (used in) investing activities:
 Purchase of equipment...............................................      (72,550)      --             --
 Proceeds from equipment sales.......................................    3,535,649       --             --
                                                                       -----------    -----------  -------------
   Net cash from investing activities................................    3,463,099       --             --
                                                                       -----------    -----------  -------------
                                                                       -----------    -----------  -------------
Cash flow used in financing activities:
 Principal payments--notes payable...................................     (779,949)      --             --
 Distributions paid..................................................   (7,098,923)    (6,072,236)    (7,143,807)
                                                                       -----------    -----------  -------------
Net cash used in financing activities................................   (7,878,872)    (6,072,236)    (7,143,807)
                                                                       -----------    -----------  -------------
Net increase (decrease) in cash and cash equivalents.................   (1,210,206)       (62,180)     1,505,869
Cash and cash equivalents at beginning of year.......................    3,557,968      3,620,148      2,114,279
                                                                       -----------    -----------  -------------
Cash and cash equivalents at end of year.............................  $ 2,347,762    $ 3,557,968  $   3,620,148
                                                                       -----------    -----------  -------------
                                                                       -----------    -----------  -------------
Supplemental disclosure of cash flow information:
Cash paid during the year for interest...............................  $   247,468       --             --
                                                                       -----------    -----------  -------------
                                                                       -----------    -----------  -------------

     Supplemental disclosure of non-cash investing and financing activities:
       See Note 3 to the Financial Statements

                The accompanying notes are an integral part of
                         these financial statements.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                     NOTES TO THE FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

NOTE 1--ORGANIZATION AND PARTNERSHIP MATTERS

    The Partnership was organized as a limited partnership under the Massachusetts Uniform Limited Partnership Act (the "Uniform Act") on July 20, 1989 for the purpose of acquiring and leasing to third parties a specified portfolio of used commercial aircraft. Partners' capital initially consisted of contributions of $1,000 from the General Partner (AFG Aircraft Management Corporation, a Massachusetts corporation) and $100 from the Initial Limited Partner (AFG Assignor Corporation, a Massachusetts corporation). The Partnership issued 2,714,647 units, representing assignments of limited partnership interests (the "Units"), to 4,192 investors. Unitholders and Limited Partners (other than the Initial Limited Partner) are collectively referred to as Recognized Owners. The General Partner is an affiliate of Equis Financial Group Limited Partnership (formerly American Finance Group), a Massachusetts limited partnership ("EFG"). The common stock of the General Partner is owned by AF/AIP Programs Limited Partnership. EFG and a wholly-owned affiliate are the 99% limited partners and AFG Programs, Inc., a Massachusetts corporation which is wholly-owned by Geoffrey A. MacDonald, is the 1% general partner. The General Partner is not required to make any other capital contributions to the Partnership except as may be required under the Uniform Act and Section 6.1(b) of the Amended and Restated Agreement and Certificate of Limited Partnership (the "Restated Agreement, as amended").

    EFG is a Massachusetts partnership formerly known as American Finance Group ("AFG"). AFG was established in 1988 as a Massachusetts general partnership and succeeded American Finance Group, Inc., a Massachusetts corporation organized in 1980. EFG and its subsidiaries (collectively, the "Company") are engaged in various aspects of the equipment leasing business, including EFG's role as Equipment Manager or Advisor to the Partnership and several other Direct-Participation equipment leasing programs sponsored or co-sponsored by EFG (the "Other Investment Programs"). The Company arranges to broker or originate equipment leases, acts as remarketing agent and asset manager, and provides leasing support services, such as billing, collecting, and asset tracking.

    The general partner of EFG, with a 1% controlling interest, is Equis Corporation, a Massachusetts corporation owned and controlled entirely by Gary
D. Engle, its President and Chief Executive Officer. Equis Corporation also owns a controlling 1% general partner interest in EFG's 99% limited partner, GDE Acquisition Limited Partnership ("GDE LP"). Equis Corporation and GDE LP were established in December 1994 by Mr. Engle for the sole purpose of acquiring the business of AFG.

    In January 1996, the Company sold certain assets of AFG relating primarily to the business of originating new leases, and the name "American Finance Group," and its acronym, to a third party (the "Buyer"). AFG changed its name to Equis Financial Group Limited Partnership after the sale was concluded. Pursuant to terms of the sale agreements, EFG agreed not to compete with the Buyer's lease origination business for a period of five years; however, EFG is permitted to originate certain equipment leases, principally those involving non-investment grade lessees and ocean-going vessels, which are not in competition with the Buyer. In addition, the sale agreements specifically reserved to EFG the rights to continue using the name American Finance Group and its acronym in connection with the Partnership and the Other Investment Programs and to continue managing all assets owned by the Partnership and the Other Investment Programs, including the right to satisfy all required equipment acquisitions utilizing either brokers or the Buyer. Geoffrey A. MacDonald, Chairman of Equis Corporation and Gary D. Engle agreed not to compete with the sold business on terms and conditions similar to those for the Company.

    In 1990, EFG assigned its Equipment Management Agreement with the Partnership to AF/AIP Programs Limited Partnership, and AF/AIP Programs Limited Partnership entered into an identical management agreement with EFG. AF/AIP Programs Limited Partnership also entered into a nonexclusive confirmatory agreement with EFG's former majority owned subsidiary, AIRFUND Corporation, for the provision of aircraft remarketing services.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                      NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 1--ORGANIZATION AND PARTNERSHIP MATTERS (CONTINUED)

    On June 28, 1991, the Offering of Units of the Partnership was concluded. The Partnership issued an aggregate of 2,714,647 Units in six Interim Closings during the period May 17, 1990 through June 28, 1991. The initial purchase of the aircraft and the associated lease commitments occurred on May 18, 1990. Additional purchases of aircraft (or proportionate interests in aircraft) occurred subsequent to each Closing. The six Interim Closings which occurred in 1990 and 1991 and the associated Units issued, purchase price and number of investors who became Recognized Owners of the Partnership are summarized below.

                                                                  RECOGNIZED
CLOSING DATE                      UNITS ISSUED   PURCHASE PRICE     OWNERS
--------------------------------  ------------   --------------   ---------

May 17, 1990....................    1,725,100     $43,127,500      2,600
August 2, 1990..................      317,986       7,949,650        494
October 1, 1990.................      159,510       3,987,750        251
December 27, 1990...............      246,845       6,171,125        398
February 15, 1991...............      112,796       2,819,900        173
June 28, 1991...................      152,410       3,810,250        276
                                  -----------   -------------      -----
Totals..........................    2,714,647     $67,866,175      4,192
                                  -----------   -------------      -----
                                  -----------   -------------      -----

    Pursuant to the Restated Agreement, as amended, distributions of Distributable Cash From Operations and Distributable Cash From Sales or Refinancings of the Partnership shall be made as follows: Prior to Payout, (i) Distributable Cash From Operations will be distributed 95% to the Recognized Owners and 5% to the General Partner and (ii) Distributable Cash From Sales or Refinancings shall be distributed 99% to the Recognized Owners and 1% to the General Partner. After Payout, (i) all Distributions will be distributed 99% to the General Partner and 1% to the Recognized Owners until the General Partner has received an amount equal to 5% of all Distributions made by the Partnership and (ii) thereafter, all Distributions will be made 90% to the Recognized Owners and 10% to the General Partner. Payout will occur when the Recognized Owners have received distributions equal to their original investment plus a cumulative annual return of 10% (compounded quarterly) on undistributed invested capital.

    Under the terms of a Management Agreement between the Partnership and EFG, management services are provided by EFG to the Partnership at fees which the General Partner believes to be competitive for similar services. (Also see Note 4.)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF CASH FLOWS

    The Partnership considers liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. From time to time, the Partnership invests excess cash with large institutional banks in reverse repurchase agreements with overnight maturities. Under the terms of the agreements, title to the underlying securities passes to the Partnership. The securities underlying the agreements are book entry securities. At December 31, 1996 the Partnership had $2,245,000 invested in reverse repurchase agreements secured by U.S. Treasury Bills or interests in U.S. Government securities.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                       NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

STATEMENT OF CASH FLOWS (CONTINUED)

REVENUE RECOGNITION

    Rents are payable to the Partnership monthly or quarterly and no significant amounts are calculated on factors other than the passage of time. The leases are accounted for as operating leases and are noncancellable. Rents received prior to their due dates are deferred. Future minimum rents are $5,838,915 are due as follow:


For the year ending December 31, 1997.................  $2,739,492
                                 1998.................   2,466,911
                                 1999.................     601,048
                                 2000.................      31,464
                                                         ---------
                                 Total................  $5,838,915
                                                        ----------
                                                        ----------

    Revenue from major individual lessees which accounted for 10% or more of lease revenue during the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                1996            1995            1994
                                                                            ----------      ----------      ----------
Northwest Airlines, Inc. (One Boeing 727-251 ADV and one Boeing 727-200
  ADV)                                                                      $1,421,629      $2,493,823      $3,223,153
Alaska Airlines, Inc./American Trans Air, Inc. (One Boeing 727-208 ADV)     $  762,000      $  762,000      $2,126,511
Cathay Pacific Airways Limited (Two Lockheed L-1011)                        $1,419,024      $2,775,726      $2,373,018

    In September 1995, the Partnership transferred its ownership interest in a Boeing 747-SP-21 commercial jet aircraft (the "United Aircraft") to the existing lessee, United Air Lines, Inc., pursuant to the rules for a like-kind exchange transaction for income tax reporting purposes. In November 1995, the Partnership partially replaced the United Aircraft with a 13.11% interest in three Boeing 737-2H4 aircraft leased to Southwest Airlines, Inc. (the "Southwest Aircraft"). The Partnership will receive approximately $378,000 of rental revenue in each of the years in the period ending December 31, 1999, and approximately $31,000 in the year ending December 31, 2000, pursuant to the Southwest Aircraft lease agreement.

    Additionally, in March 1996, the Partnership completed the replacement of the United Aircraft with a 14.85% interest in two McDonnell-Douglas MD-82 Aircraft leased by Finnair OY (the "Finnair Aircraft"). The Partnership will receive approximately $640,000 of rental revenue in each of the years in the period ending December 31, 1998, and approximately $160,000 in the year ending December 31, 1999, pursuant to the Finnair Aircraft lease agreement.

    Effective September 1996, the Partnership re-leased a Boeing 727-251 ADV aircraft, formerly on a renewal rental agreement with Northwest Airlines, Inc.("Northwest"), to Transmeridian Airlines. The Partnership will receive approximately $960,000 of rental revenue in the year ended December 31, 1997 and $687,000 in the year ended December 31, 1998.

    Effective January 1997, the Partnership renewed its lease agreement with American Trans Air, Inc. for an additional twenty-four months. The Partnership will receive approximately $698,500 of rental revenue in the year

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

STATEMENT OF CASH FLOWS (CONTINUED)

ending December 31, 1997, $762,000 in the year ending December 31, 1998 and $63,500 in the year ending December 31, 1999.


USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EQUIPMENT ON LEASE

    All aircraft were acquired from EFG or one of its Affiliates. Equipment cost represents asset base price plus acquisition fees and was determined in accordance with the Restated Agreement, as amended, and certain regulatory guidelines. Asset base price was the lower of (i) the actual price paid for the aircraft by EFG or the Affiliate plus all actual costs accrued by EFG or the Affiliate while carrying the aircraft less, (a) for all aircraft other than the Alaska Aircraft, the amount of all rents received by EFG or the Affiliate prior to selling the aircraft or, (b) with respect to the Alaska Aircraft, rents received from the date of the commencement of the lease of the aircraft until the date of the sale to the Partnership or ii) fair market value as determined by the General Partner in its best judgment, including all liens and encumbrances on the aircraft, carrying costs and acquisition costs.

DEPRECIATION AND AMORTIZATION

    The Partnership's depreciation policy is intended to allocate the cost of aircraft over the period during which they produce economic benefit. The principal period of economic benefit is considered to correspond to each aircraft's primary lease term, which term generally represents the period of greatest revenue potential for each aircraft. Accordingly, to the extent that an aircraft is held on primary lease term, the Partnership depreciates the difference between (i) the cost of the aircraft and (ii) the estimated residual value of the aircraft on a straight-line basis over such term. For purposes of this policy, estimated residual values represent estimates of aircraft values at the date of primary lease expiration. To the extent that an aircraft is held beyond its primary lease term, the Partnership continues to depreciate the remaining net book value of the aircraft on a straight-line basis over the aircraft's remaining economic life. Periodically, the General Partner evaluates the net carrying value of equipment to determine whether it exceeds estimated net realizable value. Adjustments to reduce the net carrying value of equipment are recorded in those instances where estimated net realizable value is considered to be less than net carrying value. Such adjustments are reflected separately on the accompanying Statement of Operations as Write-Down of Equipment.

    The ultimate realization of residual value for any type of equipment is dependent upon many factors, including EFG's ability to sell and re-lease equipment. Changing market conditions, industry trends, technological advances, and many other events can converge to enhance or detract from asset values at any given time. EFG attempts to monitor these changes in order to identify opportunities which may be advantageous to the Partnership and which will maximize total cash returns for each asset.

    Organization costs were amortized using the straight-line method over a period of five years.

ACCRUED LIABILITIES--AFFILIATE

    Unpaid operating expenses paid by EFG on behalf of the Partnership and accrued but unpaid administrative charges are reported as Accrued
Liabilities--Affiliate. (See Note 4.) At December 31, 1996, Accrued Liabilities--Affiliate includes $468,133, representing aircraft reserves funded by the lessee and used to pay maintenance costs which were advanced by EFG (see Note 3).

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                       NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

STATEMENT OF CASH FLOWS (CONTINUED)

ALLOCATION OF PROFITS AND LOSSES

    For financial statement purposes, net income or loss is allocated to each Partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). See Note 6 concerning allocation of income or loss for income tax purposes.

NET LOSS AND CASH DISTRIBUTIONS PER UNIT

    Net loss and cash distributions per Unit are based on 2,714,647 Units outstanding during each of the three years in the period ended December 31, 1996 and computed after allocation of the General Partner's 5% share of net loss and share of cash distributions (see Note 1).

PROVISION FOR INCOME TAXES

    No provision or benefit from income taxes is included in the accompanying financial statements. The Partners are responsible for reporting their proportionate shares of the Partnership's taxable income or loss and other tax attributes on their tax returns.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted Statement 121 in the first quarter of 1996. The adoption of Statement 121 did not have a material effect on the financial statements of the Partnership.

NOTE 3--EQUIPMENT

    The following is a summary of equipment owned by the Partnership at December 31, 1996. In the opinion of EFG, the acquisition cost of the equipment did not exceed its fair market value.

                                                                            LEASE TERM      EQUIPMENT
EQUIPMENT TYPE                                                               (MONTHS)        AT COST      LOCATION
-------------------------------------------------------------------------  -------------  -------------   ---------
One Lockheed L-1011-100..................................................        --        $15,879,518    Foreign
One Boeing 727-208 ADV (ATA).............................................            36     12,928,710    IN
One Boeing 727-251 ADV (Transmeridian)...................................            28      9,732,714    MN
One Lockheed L-1011-50...................................................        --          6,013,492    Foreign
Two McDonnell-Douglas MD-82 (Finnair)....................................            36      4,157,280    Foreign
Three Boeing 737-2H4 (Southwest).........................................            49      1,919,500    TX
                                                                                           -----------
     Total equipment cost................................................                   50,631,214
     Accumulated depreciation............................................                  (39,961,731)
                                                                                           -----------
     Equipment, net of accumulated depreciation..........................                 $ 10,669,483
                                                                                           -----------
                                                                                           -----------

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                       NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 3--EQUIPMENT (CONTINUED)

    The costs of the Lockheed L-1011-50 aircraft, the two McDonnell-Douglas MD-82 aircraft, and the three Boeing 737-2H4 aircraft represent proportionate ownership interests. The remaining interests are owned by other affiliated partnerships sponsored by EFG. All partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues, and expenses associated with the aircraft.

    The Partnership's portfolio includes a Boeing 727-251 ADV aircraft formerly on a renewal rental agreement with Northwest. This aircraft was returned upon expiration of its lease term on November 30, 1995 and has undergone heavy maintenance, approximately $984,000 of which was incurred or accrued during the year ended December 31, 1996. During the quarter ended September 30, 1996, the Partnership received $468,133 from the former lessee of this aircraft, representing a reimbursement of additional maintenance costs. The Partnership entered into a new 28-month lease agreement with Transmeridian Airlines, to re-lease the aircraft effective September 1996.

    In September 1995, the Partnership transferred its 23.19% ownership interest in the United Aircraft, pursuant to the rules for a like-kind exchange for income tax reporting purposes. In November 1995, the Partnership partially replaced the United Aircraft with a 13.11% ownership interest in the Southwest Aircraft, at an aggregate cost to the Partnership of $1,919,500. To acquire the interest in the Southwest Aircraft, the Partnership obtained financing of $1,432,396 from a third-party lender and utilized $487,104 of the cash consideration received from the transfer of the United Aircraft. The remaining ownership interest of 86.89% in the Southwest Aircraft is held by affiliated equipment leasing programs sponsored by EFG.

    Additionally, in March 1996, the Partnership completed the replacement of the United Aircraft with a 14.85% ownership interest in the Finnair Aircraft at a total cost to the Partnership of $4,157,280. To acquire the ownership interest in the Finnair Aircraft, the Partnership paid $1,389,942, including the balance of the cash consideration, and obtained financing of $2,767,338 from a third-party lender. The remaining ownership interest of 85.15% in the Finnair Aircraft is held by affiliated equipment leasing programs sponsored by EFG.

    On June 30 and September 30, 1996, the Lockheed L-1011-50 and L-1011-100 aircraft were returned by the lessee. Currently, both aircraft are undergoing heavy maintenance. The heavy maintenance on the Lockheed L-1011-50 is expected to cost the Partnership approximately $362,000, all of which was accrued or incurred during the year ended December 31, 1996. The Partnership entered into a new 12-month lease agreement with Aer Lease Limited at a base rent to the Partnership of $39,550 per month, effective upon completion of the heavy maintenance. The heavy maintenance on the Lockheed L-1011-100 is expected to cost the Partnership approximately $400,000 all of which was accrued or incurred during the year ended December 31, 1996. The General Partner is actively seeking the re-lease of this aircraft.

    Certain of the equipment and related lease payment streams were used to secure term loans with third-party lenders. The preceding summary of equipment includes leveraged equipment having an original cost of approximately $6,077,000 and a net book value of approximately $5,543,000 at December 31, 1996. (See Note 5.)

    Generally, the costs associated with maintaining, insuring and operating the Partnership's aircraft are incurred by the respective lessees pursuant to terms specified in their individual lease agreements with the Partnership. However, the Partnership has purchased supplemental insurance coverage to reduce the economic risk arising from certain losses. Specifically, the Partnership is insured under supplemental policies for "Aircraft Hull Total Loss Only" and "Aircraft Hull Total Loss Only War and Other Perils."

    As aircraft are sold to third parties, or otherwise disposed of, the Partnership will recognize a gain or loss equal to the difference between the net book value of the aircraft at the time of sale or disposition and the

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                    NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 3--EQUIPMENT (CONTINUED)

proceeds realized upon sale or disposition. The ultimate realization of estimated residual value in the aircraft is dependent upon, among other things, EFG's ability to maximize proceeds from selling or re-leasing the aircraft upon the expiration of the primary lease terms.

    The Partnership recorded a write-down of aircraft carrying values, representing impairments, during each of the years ended December 31, 1996, 1995 and 1994. The resulting charges, $2,832,800 ($0.99 per limited partnership unit) in 1996, $6,139,040 ($2.15 per limited partnership unit) in 1995 and $3,721,000
($1.30 per limited partnership unit) in 1994 were based on a comparison of estimated net realizable values and corresponding carrying values for each of the Partnership's aircraft.

NOTE 4--RELATED PARTY TRANSACTIONS

    All operating expenses incurred by the Partnership are paid by EFG on behalf of the Partnership and EFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 1996, which were paid or accrued by the Partnership to EFG or its Affiliates, are as follows:

                                                                                 1996         1995      1994
                                                                             ----------    ----------  --------
Equipment management fees..................................................  $  235,339    $329,292    $450,100
Administrative charges.....................................................      28,694      21,000      12,000
Reimbursable operating expenses due to third parties.......................   2,071,725     136,035     116,701
                                                                             ----------    --------    --------
Total......................................................................  $2,335,758    $486,327    $578,801
                                                                             ----------    --------    --------
                                                                             ----------    --------    --------

    As provided under the terms of the Management Agreement, EFG is compensated for its services to the Partnership. Such services include all aspects of acquisition, management and sale of equipment. For acquisition services, EFG was compensated by an amount equal to 3.07% of Equipment Base Price paid by the Partnership. For management services, EFG is compensated by an amount equal to the lesser of (i) 5% of gross operating lease rental revenue and 2% of gross full payout lease rental revenue received by the Partnership or (ii) fees which the General Partner reasonably believes to be competitive for similar services for similar equipment. Both of these fees are subject to certain limitations defined in the Management Agreement. Compensation to EFG for services connected to the sale of equipment is calculated as the lesser of (i) 3% of gross sale proceeds or (ii) one-half of reasonable brokerage fees otherwise payable under arm's length circumstances. Payment of the remarketing fee is subordinated to Payout and is subject to certain limitations defined in the Management Agreement.

    Administrative charges represent amounts owed to EFG, pursuant to Section 10.4(c) of the Restated Agreement, as amended, for persons employed by EFG who are engaged in providing administrative services to the Partnership. Reimbursable operating expenses due to third parties represent costs paid by EFG on behalf of the Partnership which are reimbursed to EFG.

    All equipment was purchased from EFG or one of its Affiliates. The Partnership's Purchase Price was determined by the method described in Note 2.

    All rents and proceeds from the sale of equipment are paid directly to EFG. EFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                      NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 4--RELATED PARTY TRANSACTIONS (CONTINUED)


December 31, 1996, the Partnership was owed $146,567 by EFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 1997.

NOTE 5--NOTES PAYABLE

    Notes payable at December 31, 1996 consisted of installment notes payable to banks of $3,419,785. The installment notes are non-recourse, with interest rates ranging between 8.65% and 8.76% and are collateralized by the equipment and assignment of the related lease payments. All of the notes were originated in connection with the Southwest Aircraft and the Finnair Aircraft. The installment notes related to the Southwest Aircraft will be fully amortized by noncancellable rents. The Partnership has a balloon payment obligation at the expiration of the primary lease term related to the Finnair Aircraft of $1,411,035. The carrying amount of notes payable approximates fair value at December 31, 1996.

     THE ANNUAL MATURITIES OF THE INSTALLMENT NOTES PAYABLE ARE AS FOLLOWS:

     For the year ending December 31, 1997.................  $  715,783
                                      1998.................     807,335
                                      1999.................   1,865,428
                                      2000.................      31,239
                                                             ----------
                                      Total................  $3,419,785
                                                             ----------
                                                             ----------

NOTE 6--INCOME TAXES

    The Partnership is not a taxable entity for federal income tax purposes. Accordingly, no provision for income taxes has been recorded in the accounts of the Partnership.

    For financial statement purposes, the Partnership allocates net income or loss to each class of partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). This convention differs from the income or loss allocation requirements for income tax and Dissolution Event purposes as delineated in the Restated Agreement, as amended. For income tax reporting purposes, the Partnership allocates net income or loss in accordance with such agreement. The Restated Agreement, as amended, requires that upon dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 1996, the General Partner had a negative tax capital account balance of approximately $763,000.

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                     NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 6--INCOME TAXES (CONTINUED)

    The following is a reconciliation between net loss reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1996, 1995 and 1994:

                                                                           1996           1995           1994
                                                                       -----------    -----------    -----------
Net loss.............................................................  $(3,649,940)   $(5,286,053)   $(1,474,819)
  Tax depreciation in excess of financial statement depreciation.....   (3,015,164)    (1,959,389)      (704,217)
  Write-down of equipment............................................    2,832,800      6,139,040      3,721,000
  Prepaid rental income..............................................     (402,839)       (70,144)          (708)
  Other..............................................................    1,501,218        521,195        (73,144)
                                                                       -----------    ------------   -----------
Net income (loss) for federal income tax reporting purposes..........  $(2,733,925)   $  (655,351)   $1,468,112
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

    The principal component of "Other" consists of the difference between the tax gain on equipment disposals and the financial statement gain on equipment disposals. It also includes reversal of the maintenance reserves.

    The following is a reconciliation between partners' capital reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1996 and 1995:

                                                                     1996             1995
                                                                 -----------      -----------
Partners' capital..............................................  $ 8,602,879      $18,637,361
  Add back selling commissions and organization and offering
    costs........................................................  7,085,240        7,085,240
  Financial statement distributions in excess of tax
    distributions................................................        --            35,719
  Cumulative difference between federal income tax and financial
    statement income (loss)......................................  1,833,651          917,636
                                                                 -----------      -----------
Partners' capital for federal income tax reporting purposes....  $17,521,770      $26,675,956
                                                                 -----------      -----------
                                                                 -----------      -----------

    Financial statement distributions in excess of tax distributions and cumulative difference between federal income tax and financial statement income
(loss) represent timing differences.

NOTE 7--LEGAL PROCEEDINGS

    On September 22, 1995, Investors Asset Holding Corp. and First Security Bank, N.A., trustees of the Partnership and various other affiliated investment programs, filed an action in the United States District Court for the District of Massachusetts against Northwest, a former lessee of the Partnership. The trustees are seeking damages from Northwest and a declaratory judgment concerning Northwest's maintenance and return obligations for certain aircraft owned by the Partnership. In addition to filing its Answer to the Plaintiffs' Complaint, Northwest

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                      NOTES TO THE FINANCIAL STATEMENTS
                                  (CONTINUED)

NOTE 7--LEGAL PROCEEDINGS (CONTINUED)

also filed a motion to transfer the venue of this proceeding to Minnesota. The Court denied such motion. The parties have completed the initial phase of discovery, and motions for partial summary judgment are due on March 28, 1997. At present, it is not possible to determine the ultimate outcome of this matter.

    On October 11, 1996, Prime Air Inc. d/b/a Transmeridian Airlines ("Transmeridian") filed an action in the 61st Judicial District Court of Harris County, Texas entitled Prime Air, Inc. d/b/a Transmeridian Airlines v. Investors Asset Holding Corp., as Trustee for Airfund II International Limited Partnership, PLM International, and NavCom Aviation, Inc. In that action, Transmeridian claims damages of more that $3,000,000 for alleged breach of contract, fraud, civil conspiracy, tortious interference of business relations, negligent misrepresentation, negligence and gross negligence, and punitive damages against Investors Asset Holding Corp., as Trustee for Airfund II International Limited Partnership ("Investors Asset") and its co-defendants. On November 7, 1996, PLM removed the action to the United Sates District Court for the Southern District of Texas; Investors Asset intends to seek a transfer of venue to United States District Court for the District of Massachusetts. On February 14, 1997, Investors Asset answered the Complaint generally denying the allegations made therein and asserting various defenses. At a March 21, 1997 Scheduling Conference, the Court established a discovery deadline of December 1, 1997 and placed this action on the trial calendar for March/April 1998. At present, it is not possible to determine the ultimate outcome of this matter.

                        ADDITIONAL FINANCIAL INFORMATION

                 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

        SCHEDULE OF EXCESS (DEFICIENCY) OF TOTAL CASH GENERATED TO COST
                             OF EQUIPMENT DISPOSED

                     for the year ended December 31, 1996

    The Partnership classifies all rents from leasing aircraft as lease revenue. Upon expiration of the primary lease terms, aircraft may be sold, rented on a month-to-month basis or re-leased for a defined period under a new or extended lease agreement. The proceeds generated from selling or re-leasing the aircraft, in addition to any month-to-month revenue, represent the total residual value realized for each aircraft. Therefore, the financial statement gain or loss, which reflects the difference between the net book value of the aircraft at the time of sale or disposition and the proceeds realized upon sale or disposition may not reflect the aggregate residual proceeds realized by the Partnership for such aircraft.

    The following is a summary of cash excess associated with the aircraft disposition which occurred in the year ended December 31, 1996. No aircraft were disposed of during the years ended December 31, 1995 or 1994.

                                                1996
                                             -----------
Rents earned prior to disposal of
  aircraft, net of interest charges........  $11,072,532

Sale proceeds realized upon disposition
  of aircraft..............................    3,535,649
                                             -----------
Total cash generated from rents
  and aircraft sale proceeds...............   14,608,181

Original acquisition cost of aircraft
  disposed.................................   11,164,679
                                             -----------
Excess of total cash generated to cost
  of aircraft disposed.....................  $ 3,443,502
                                             -----------
                                             -----------

 AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP NOTES TO THE FINANCIAL STATEMENTS

           STATEMENT OF CASH AND DISTRIBUTABLE CASH FROM OPERATIONS,
                             SALES AND REFINANCINGS

                     for the year ended December 31, 1996

                                                                                        SALES AND
                                                                         OPERATIONS    REFINANCINGS      TOTAL
                                                                        -----------    ------------  -------------
Net income (loss).....................................................  $(4,110,909)    $  460,969   $(3,649,940)

Add:
  Depreciation........................................................    3,650,745        --          3,650,745
  Write-down of equipment.............................................    2,832,800        --          2,832,800
  Management fees.....................................................      235,339        --            235,339
  Book value of disposed equipment....................................     --            3,074,680     3,074,680

Less:
  Principal repayment of notes payable................................     (779,949)       --           (779,949)
                                                                        -----------     ----------   -----------
  Cash from operations, sales and refinancings........................    1,828,026      3,535,649     5,363,675

Less:
  Management fees.....................................................     (235,339)       --           (235,339)
                                                                        -----------     ----------    -----------
  Distributable cash from operations, sales and refinancings..........    1,592,687      3,535,649     5,128,336

Other sources and uses of cash:
  Cash at beginning of year...........................................    3,557,968          --        3,557,968
  Purchase of equipment...............................................      (72,550)         --          (72,550)
  Net change in receivables and accruals..............................      832,931          --          832,931

Less:
  Cash distributions paid.............................................   (5,911,036)    (1,187,887)   (7,098,923)
                                                                        -----------    ----------    -----------
Cash at end of year...................................................       --         $2,347,762   $ 2,347,762
                                                                        -----------     ----------   -----------
                                                                        -----------     ----------   -----------

                                      -24-

                AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                      SCHEDULE OF COSTS REIMBURSED TO THE
                 GENERAL PARTNER AND ITS AFFILIATES AS REQUIRED
                  BY SECTION 10.4 OF THE AMENDED AND RESTATED
                AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

                               December 31, 1996

    For the year ended December 31, 1996, the Partnership reimbursed the General Partner and its Affiliates for the following costs:

Operating expenses..............................................  $1,126,982


                                       -25-