Form 10-K, Exhibit 13
period 1997-12-31
AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
filed 1998-03-31
CIK 853937

                  AIRFUND II International Limited Partnership


                Annual Report to the Partners, December 31, 1997

Dear Investor:

We are pleased to provide the Annual Report for AIRFUND II International Limited Partnership which contains important information concerning the recent operating results and current financial position of your investment program. Please refer to the index on the following page for a listing of information contained in this report.

If you have any questions about your investment program or, if you would like a copy of Form 10-K for this program, please contact our Investor Services Representatives at 1-800-247-3863.

Very truly yours,

/s/ GEOFFREY A. MACDONALD

Geoffrey A. MacDonald
Chairman and Co-founder

                  AIRFUND II International Limited Partnership

                     INDEX TO ANNUAL REPORT TO THE PARTNERS

                                                                          Page
                                                                          ----

SELECTED FINANCIAL DATA                                                      2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                                        3-7


FINANCIAL STATEMENTS:

Report of Independent Auditors                                               8

Statement of Financial Position
at December 31, 1997 and 1996                                                9

Statement of Operations
for the years ended December 31, 1997, 1996 and 1995                        10

Statement of Changes in Partners' Capital
for the years ended December 31, 1997, 1996 and 1995                        11

Statement of Cash Flows
for the years ended December 31, 1997, 1996 and 1995                        12

Notes to the Financial Statements                                        13-22


ADDITIONAL FINANCIAL INFORMATION:

Schedule of Excess (Deficiency) of Total Cash
Generated to Cost of Equipment Disposed                                     23

Statement of Cash and Distributable
Cash From Operations, Sales and Refinancings                                24

Schedule of Costs Reimbursed to the General Partner
and its Affiliates as Required Section 10.4 of the Amended
and Restated Agreement and Certificate of Limited Partnership               25

                             SELECTED FINANCIAL DATA

     The following data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements.

     For each of the years in the five year period ended December 31, 1997:

    Summary of
    Operations             1997         1996         1995          1994         1993
--------------------    ---------    ---------    ----------    ----------   -------
Lease revenue           $ 3,224,618   $ 4,706,774   $ 6,585,836   $ 9,001,993   $ 7,976,109

Net loss                $(1,762,752)  $(3,649,940)  $(5,286,053)  $(1,474,819)  $(4,686,207)

Per Unit:
   Net loss             $     (0.62)  $     (1.28)  $     (1.85)   $    (0.52)  $     (1.64)

   Cash distributions
     declared           $        --   $      2.25   $      1.75    $     2.50   $      2.50


Financial Position
--------------------

Total assets            $ 9,765,106   $13,163,812   $21,432,133   $31,553,833   $40,195,205

Total long-term
obligations             $ 2,677,520   $ 3,419,785   $ 1,432,396   $        --   $        --

Partners' capital       $ 6,840,127   $ 8,602,879   $18,637,361   $28,924,079   $37,542,705

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             Year ended December 31, 1997 compared to the year ended December 31, 1996 and the year ended December 31, 1996 compared to the year ended December 31, 1995

      Certain statements in this annual report of AIRFUND II International Limited Partnership (the "Partnership") that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made herein. These factors include, but are not limited to, the outcome of the Class Action Lawsuit described in Note 7 to the accompanying financial statements, and the ability of Equis Financial Group Limited Partnership (formerly American Finance Group), a Massachusetts limited partnership ("EFG"), to collect all rents due under the attendant lease agreements and successfully remarket the Partnership's equipment upon the expiration of such leases.

      The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The computer programs of EFG were designed and written using four digits to define the applicable year. As a result, EFG does not anticipate system failure or miscalculations causing disruptions of operations. Based on recent assessments, EFG determined that minimal modification of software is required so that its network operating system will function properly with respect to dates in the year 2000 and thereafter. EFG believes that with these modifications to the existing operating system, the Year 2000 Issue will not pose significant operational problems for its computer systems. EFG will utilize internal resources to upgrade software for Year 2000 modifications and anticipates completing the Year 2000 project by December 31, 1998, which is prior to any anticipated impact on its operating system. The total cost of the Year 2000 project is expected to be insignificant and have no effect on the results of operations of the Partnership.

Overview

      As an equipment leasing partnership, the Partnership was organized to acquire and lease a portfolio of commercial jet aircraft subject to lease agreements with third parties. During 1990 and 1991, the Partnership purchased four commercial jet aircraft and a proportionate interest in two additional aircraft which were leased by major carriers engaged in passenger transportation. Initially, each aircraft generated rental revenue pursuant to primary-term lease agreements. Subsequently, all of the aircraft in the Partnership's original portfolio have been re-leased, renewed, exchanged for other aircraft or sold (see below). At December 31, 1997 the Partnership owned three aircraft and proportionate interests in six additional aircraft. All of the Partnership's aircraft are currently on lease. Upon expiration of the current lease agreements, each aircraft will be re-leased or sold depending on prevailing market conditions and the assessment of such conditions by EFG to obtain the most advantageous economic benefit. Presently, the Partnership is a Nominal Defendant in a Class Action Lawsuit. The outcome of the Class Action Lawsuit could alter the nature of the Partnership's organization and its future business operations. See Note 7 to the accompanying financial statements.

Results of Operations

      For the year ended December 31, 1997, the Partnership recognized lease revenue of $3,224,618 compared to $4,706,774 and $6,585,836 for the years ended December 31, 1996 and 1995, respectively. The decrease in lease revenue from 1996 to 1997 was due primarily to the lease term expiration related to the Partnership's Lockheed L-1011-100 aircraft which expired in September 1996 and was subsequently re-leased in November 1997 and the sale of a 727-200 Advanced aircraft in July 1996 (see discussions below). This decrease was partially offset by the recognition of a full year's lease revenue related to both the Partnership's Boeing 727-251 Advanced aircraft which was re-leased to Transmeridian Airlines, Inc. ("Transmeridian") in September 1996 and its interest in two McDonnell Douglas MD-82 aircraft which were acquired in March 1996 in connection with the like-kind exchange transaction. The Partnership recognized lease revenue of approximately $640,000 and $433,000 related to the two MD-82 aircraft during the years ended December 31, 1997 and 1996, respectively. In aggregate, the five replacement aircraft generated approximately $1,017,000 of lease revenue during the year ended December 31, 1997, compared to approximately $811,000 in 1996 (see discussions below). The decrease in lease revenue from 1995 to 1996 was due primarily to lease term expirations related to both the Partnership's Lockheed L-1011-100 aircraft and its proportionate interest in a Lockheed L-1011-50 aircraft which expired in June 1996, and the sale of a Boeing 727-200 Advanced aircraft in July 1996 (see discussions below). This decrease was partially offset by the effects of the Partnership's aircraft exchange which was concluded late in the first quarter of 1996. As a result of the exchange, the Partnership replaced its ownership interest in a Boeing 747-SP aircraft, having aggregate quarterly lease revenues of $149,640, with interests in five other aircraft (three Boeing 737 aircraft leased by Southwest Airlines, Inc. and two McDonnell Douglas MD-82 aircraft leased by Finnair OY) having aggregate quarterly lease revenues of $254,373. The Finnair Aircraft were exchanged into the Partnership on March 25, 1996. Accordingly, revenue for year ended December 31, 1996 did not fully reflect the annual rents ultimately recognized from the like-kind exchange.

      The Partnership's Boeing 727-251 Advanced aircraft, formerly on a renewal rental agreement with Northwest Airlines, Inc. ("Northwest") was returned upon expiration of its lease term on November 30, 1995. This aircraft underwent heavy maintenance at a cost of $984,000, all of which was expensed during the year ended December 31, 1996. During 1996, the Partnership received $468,133 from the former lessee of this aircraft, representing a reimbursement of additional heavy maintenance costs. In September 1996, the Partnership entered into a new 28-month lease agreement with Transmeridian, to re-lease this aircraft for aggregate rents over the lease term of approximately $1,941,000. This aircraft generated approximately $972,000 of lease revenue during the year ended December 31, 1997, compared to approximately $293,000 and $716,000 during the years ended December 31, 1996 and 1995, respectively.

      The Partnership sold a Boeing 727-200 Advanced aircraft to Northwest during the second half of 1996. In addition to sales proceeds, the Partnership received lease termination rents of $429,351 in connection with this sale as the aircraft was sold prior to the expiration of the related lease term. In aggregate, this aircraft generated lease revenue of approximately $1,422,000 and $1,717,000 for the years ended December 31, 1996 and 1995, respectively.

      The Partnership owns a whole and a partial interest in two Lockheed L-1011 aircraft formerly leased to Cathay Pacific Airways Limited ("Cathay"). The Partnership's original lease agreements with Cathay provided for semi-annual rent adjustments based on the six month London Inter-Bank Offered Rate ("LIBOR"). Accordingly, rents generated from these leases fluctuated in relation to the prevailing LIBOR rate on a semi-annual basis. The Partnership's renewal lease agreements with Cathay (having adjusted semi-annual rents aggregating $1,353,599) expired on February 14, 1996 and were extended until April 11, 1996. Subsequent to this extension, Cathay again extended the lease on one of the aircraft until June 30, 1996 and on the other until September 30, 1996, both at fixed rates. The Partnership recognized aggregate revenue from the extensions of both of these aircraft of $576,814 in 1996. Cathay subsequently returned both aircraft to the Partnership upon the expiration of the extensions and both aircraft underwent heavy maintenance. The heavy maintenance on the Lockheed L-1011-50 cost the Partnership approximately $400,000, the majority of which was expensed during the year ended December 31, 1996. The Partnership entered into a new 1-year lease agreement with Aer Lease Limited ("Aer Lease"), with respect to its interest in the L-1011-50 aircraft, at a base rent to the Partnership of $39,550 per month, beginning April 27, 1997. The Partnership recognized lease revenue of approximately $320,000 related to this aircraft during the year ended December 31, 1997 compared to $302,000 and $719,000 during the years ended December 31, 1996 and 1995, respectively. Aer Lease has entered into an agreement with the Partnership to purchase the L-1011-50 aircraft at the expiration of the lease term. The Partnership is expected to receive proceeds of approximately $554,000 related to the sale of its interest in this aircraft. The heavy maintenance on the Lockheed L-1011-100 cost the Partnership approximately $947,000, approximately $400,000 of which was previously expensed during the year ended December 31, 1996. The Partnership entered into a new 3-year lease agreement with Classic Airways Limited ("Classic") related to this aircraft with a base rent to the Partnership of $80,000 per month, effective November 1, 1997. In addition, Classic has been granted an option to purchase the aircraft for $2,500,000 and $2,000,000 after two years and the entire term of the lease have elapsed, respectively. The demand for L-1011 aircraft is weak, limited principally to air cargo carriers and operators of passenger charters. Several major airlines have reduced their commitment to the Lockheed L-1011 aircraft. Such circumstances have inhibited the remarketing of the Partnership's L-1011 aircraft and have required the Partnership to incur costs to meet the needs of Aer Lease and Classic.

      The Partnership's Boeing 727-208 Advanced aircraft is under a two year renewal agreement with American Trans Air, Inc. ("ATA"). The renewal agreement, scheduled to expire in January 1999, provides revenue of $63,500 per month to the Partnership. The Partnership recognized lease revenue of approximately $770,000 from this aircraft during the year ended December 31, 1997 compared to $762,000 during each of the years ended December 31, 1996 and 1995.

      The Partnership holds a proportionate ownership interest in the L-1011-50 aircraft, the Southwest aircraft and the Finnair Aircraft discussed above. The remaining interests are owned by other affiliated partnerships sponsored by EFG. All partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues and expenses associated with the aircraft (see Notes 2 and 3 to the financial statements).

      Interest income for the year ended December 31, 1997 was $110,035 compared to $265,820 and $172,530 for the years ended December 31, 1996 and 1995, respectively. Generally, interest income is generated from temporary investments of rental receipts and equipment sale proceeds in short-term instruments. Interest income in 1996 included $39,346 earned on cash held in a special-purpose escrow account in connection with the like-kind exchange transactions and also reflected a temporary increase in the Partnership's cash available for investment resulting from the receipt of sale proceeds associated with the Boeing 727-200 Advanced aircraft.

      During July 1996, the Partnership sold a Boeing 727-200 Advanced jet aircraft with an original cost and net book value of $11,164,679 and $3,074,680, respectively, to the existing lessee. In connection with this sale, the Partnership realized sale proceeds of $3,535,649, which resulted in a net gain, for financial statement purposes, of $460,969.

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

      The Partnership recorded a write-down of aircraft carrying values, representing impairments related to the Partnership's L-1011 aircraft, during each of the years ended December 31, 1996 and 1995. The resulting charges, $2,832,800 ($0.99 per limited partnership unit) in 1996 and $6,139,040 ($2.15 per limited partnership) in

1995 were based on a comparison of estimated net realizable values and corresponding carrying values for each of the Partnership's aircraft.

      Net realizable values were estimated based on (i) third-party appraisals of the Partnership's aircraft and (ii) EFG's assessment of prevailing market conditions for similar aircraft. Market values for certain of the Partnership's commercial jet aircraft have continued to deteriorate. Consistent price competition and other pressures within the airline industry have inhibited sustained profitability for many carriers. Most major airlines have had to re-evaluate their aircraft fleets and operating strategies. Aircraft condition, age, passenger capacity, distance capability, fuel efficiency, and other factors influence market demand and market values for passenger jet aircraft.

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

      The total economic value realized upon final disposition of each aircraft is comprised of all primary lease term revenue generated from that aircraft, together with its residual value. The latter consists of cash proceeds realized upon the aircraft's sale in addition to all other cash receipts obtained from renting the aircraft on a re-lease, renewal or month-to-month basis. Consequently, the amount of gain or loss reported in the financial statements is not necessarily indicative of the total residual value the Partnership achieved from leasing the aircraft

      Interest expense was $268,916 or 8.3% in 1997, $264,200 or 5.6% of lease revenue in 1996 and $19,198 or less than 1% of lease revenue in 1995. Interest expense resulted from financing obtained from third-party lenders in connection with the Southwest Aircraft and the Finnair Aircraft, described above, which were financed in December 1995 and March 1996, respectively. Interest expense in future years will decline as the principal balance of notes payable is reduced through the application of rent receipts to outstanding debt.

      Management fees were 5% of lease revenue during 1997, 1996 and 1995 and will not change as a percentage of lease revenue in future periods.

      Operating expenses consist principally of administrative charges, professional service costs, such as audit and legal fees, as well as insurance, printing, distribution and remarketing expenses. The overall increase in operating expenses from 1995 to 1997 was due primarily to increases in administrative charges, professional service costs and remarketing expenses. Operating costs in 1996 and 1997 included significant heavy maintenance expenses to facilitate the remarketing of certain of the Partnership's aircraft, discussed above. In addition, in 1996 and 1997 the Partnership incurred legal costs associated with Transmeridian Airlines legal proceedings (see Note 7 to the financial statements, herein). The amount of future operating expenses cannot be predicted with certainty; however, such expenses are usually higher during the acquisition and liquidation phases of a partnership. Other fluctuations will occur in relation to the volume and timing of aircraft remarketing activities. Depreciation and amortization expense was $3,377,350, $3,650,745 and $4,902,840 for the years ended December 31, 1997, 1996 and 1995, respectively.

Liquidity and Capital Resources and Discussion of Cash Flows

      The Partnership by its nature is a limited life entity which was established for specific purposes described in the preceding "Overview". As an equipment leasing program, the Partnership's principal operating activities derive from aircraft rental transactions. Accordingly, the Partnership's principal source of cash from operations is generally provided by the collection of periodic rents. These cash inflows are used to satisfy debt service obligations associated with leveraged leases, and to pay management fees and operating costs. Operating activities generated net cash inflows of $496,997, $3,205,567 and $6,010,056 in 1997, 1996 and 1995, respectively. The expiration of the Partnership's lease agreements, described above, have caused an overall decline in the Partnership's lease revenue and corresponding sources of operating cash. This overall decline has been partially offset by rents generated in connection with the Southwest and Finnair Aircraft and re-lease of the aircraft to Transmeridian and Aer Lease (see Results of Operations). In addition, the Partnership has expended substantial funds in connection with its remarketing efforts related to its L-1011 and Boeing 727-251 Advanced aircraft during 1997 and 1996. Overall, expenses associated with rental activities, such as management fees, and net cash flow from operating activities will decline as the Partnership remarkets its aircraft. Ultimately, the Partnership will dispose of all aircraft under lease. This will occur principally through sale transactions whereby each aircraft will be sold to the existing lessee or to a third party. Generally, this will occur upon expiration of each aircraft's primary or renewal/re-lease term.

      Cash expended for equipment acquisitions and cash realized form asset disposal transactions are reported under investing activities on the accompanying Statement of Cash Flows. For the year ended December 31, 1996, the Partnership expended $72,550 in cash in connection with the like-kind exchange transactions referred to above. During year ended December 31, 1996, the Partnership realized $3,535,649 in proceeds from the sale of the Boeing 727-200 Advanced aircraft. There were no equipment acquisitions or sales during 1997 or 1995. Future inflows of cash from asset disposals will vary in timing and amount and will be influenced by many factors including, but not limited to, the frequency and timing of lease expirations, the equipment's condition and age, and future market conditions.

      As described in Results of Operations, the Partnership obtained long-term financing in connection with the like-kind exchange transactions involving the Southwest Aircraft and the Finnair Aircraft. The corresponding note agreements are recourse only to the specific equipment financed and to the minimum rental payments contracted to be received during the debt amortization period. As rental payments are collected, a portion or all of the rental payment will be used to repay principal and interest. The Partnership also has a balloon payment obligation at the expiration of the primary lease term related to the Finnair Aircraft of $1,411,035 (see Note 5 to the financial statements, included herein).

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

      Overall, the future liquidity of the Partnership will be influenced by the outcome of the Class Action Lawsuit described in Note 7 to the accompanying financial statements. The General Partner anticipates that cash proceeds resulting from upon the collection of contractual rents and the outcome of residual activities will satisfy the Partnership's future expense obligations. However, the amount of cash available for distribution in future periods is expected to fluctuate widely as the General Partner attempts to remarket the Partnership's aircraft and possibly upgrade certain aircraft to meet the standards of potential successor lessees.

      The Partnership has incurred significant heavy maintenance costs in connection with its remarketing efforts related to the two L-1011 aircraft and the Boeing 727-251 aircraft. The Partnership also expects to incur additional costs in future years as the Partnership's remaining aircraft are remarketed. The amount of such costs will depend upon the extent of upgrades or refurbishments necessary to prepare these aircraft for sale or re-lease. These costs have presented, and will continue to present, demands on the Partnership's cash position. Accordingly, the General Partner will continue to reserve a significant portion of the Partnership's cash for such purposes. The General Partner anticipates that future cash distributions will be contingent primarily upon the realization of sale proceeds generated from remarketing the Partnership's remaining aircraft and the extent of the Partnership's cash reserve requirements. Accordingly, the General Partner expects to continue to suspend the declaration of quarterly cash distributions between the periods corresponding to major remarketing events.

                         REPORT OF INDEPENDENT AUDITORS



To the Partners of AIRFUND II International Limited Partnership:

      We have audited the accompanying statements of financial position of AIRFUND II International Limited Partnership as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIRFUND II International Limited Partnership at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

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

                                                               ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 1998

                  AIRFUND II International Limited Partnership

                         STATEMENT OF FINANCIAL POSITION
                           December 31, 1997 and 1996

                                                 1997                  1996
                                            -------------         -------------
ASSETS

Cash and cash equivalents                   $   2,102,494         $   2,347,762

Rents receivable                                   65,120                    --

Accounts receivable - affiliate                   305,359               146,567

Equipment at cost, net of accumulated
   depreciation of $43,339,081 and
   $39,961,731 at December 31, 1997
   and 1996, respectively                       7,292,133            10,669,483
                                            -------------         -------------
     Total assets                           $   9,765,106         $  13,163,812
                                            =============         =============


LIABILITIES AND PARTNERS' CAPITAL

Notes payable                               $   2,677,520         $   3,419,785
Accrued interest                                   29,618                35,929
Accrued liabilities                                 8,250               541,534
Accrued liabilities - affiliate                    42,524               489,018
Deferred rental income                            167,067                74,667
                                            -------------         -------------
     Total liabilities                          2,924,979             4,560,933
                                            -------------         -------------
Partners' capital (deficit):
   General Partner                             (2,653,450)           (2,565,312)
   Limited Partnership Interests
   (2,714,647 Units;
   initial purchase price of $25 each)          9,493,577            11,168,191
                                            -------------         -------------

     Total partners' capital                    6,840,127             8,602,879
                                            -------------         -------------

     Total liabilities and partners'
     capital                                $   9,765,106         $  13,163,812
                                            =============         =============


                 The accompanying notes are an integral part of
                           these financial statements.

                  AIRFUND II International Limited Partnership

                             STATEMENT OF OPERATIONS
              for the years ended December 31, 1997, 1996 and 1995

                                      1997              1996              1995
                                  ------------      ------------      ------------
Income:
   Lease revenue                  $  3,224,618      $  4,706,774      $  6,585,836

   Interest income                     110,635           265,820           172,530

   Gain on sale of equipment                --           460,969                --

   Loss on exchange of equipment            --                --          (497,014)
                                  ------------      ------------      ------------
      Total income                   3,335,253         5,433,563         6,261,352
                                  ------------      ------------      ------------


Expenses:

   Depreciation                      3,377,350         3,650,745         4,902,840

   Write-down of equipment                  --         2,832,800         6,139,040

   Interest expense                    268,916           264,200            19,198

   Equipment management fees
      - affiliate                      161,231           235,339           329,292

   Operating expenses - affiliate    1,290,508         2,100,419           157,035
                                  ------------      ------------      ------------

      Total expenses                 5,098,005         9,083,503        11,547,405
                                  ------------      ------------      ------------

Net loss                          $ (1,762,752)     $ (3,649,940)     $ (5,286,053)
                                  ============      ============      ============

Net loss
   per limited partnership unit   $      (0.62)     $     (1.28)      $      (1.85)
                                  ============      ===========       ============

Cash distributions declared
   per limited partnership unit   $         --      $       2.25      $       1.75
                                  ============      ============      ============


                 The accompanying notes are an integral part of
                           these financial statements.

                  AIRFUND II International Limited Partnership

                    STATEMENT OF CHANGES IN PARTNERS' CAPITAL
              for the years ended December 31, 1997, 1996 and 1995

                                 General
                                 Partner        Recognized Owners
                                             ------------------------
                                 Amount        Units        Amount        Total
                                ---------    ---------     ----------   ----------
Balance at December 31, 1994  $(1,591,892)   2,714,647    $30,515,971  $28,924,079

Net loss - 1995                  (264,303)          --     (5,021,750)  (5,286,053)

Cash distributions declared      (250,033)          --     (4,750,632)  (5,000,665)
                                ---------    ---------     ----------   ----------

Balance at December 31, 1995   (2,106,228)   2,714,647     20,743,589   18,637,361

Net loss - 1996                  (182,497)          --     (3,467,443)  (3,649,940)

Cash distributions declared      (276,587)          --     (6,107,955)  (6,384,542)
                                ---------    ---------     ----------   ----------

Balance at December 31, 1996   (2,565,312)   2,714,647     11,168,191    8,602,879

Net loss - 1997                   (88,138)          --     (1,674,614)  (1,762,752)
                                ---------    ---------     ----------   ----------

Balance at December 31, 1997  $(2,653,450)   2,714,647     $9,493,577   $6,840,127
                               ===========   =========     ==========   ==========


                 The accompanying notes are an integral part of
                           these financial statements.

                  AIRFUND II International Limited Partnership

                             STATEMENT OF CASH FLOWS
              for the years ended December 31, 1997, 1996 and 1995

                                                        1997            1996             1995
                                                     -----------     -----------      -----------
Cash flows from (used in) operating activities:
Net loss                                             $(1,762,752)    $(3,649,940)     $(5,286,053)

Adjustments to reconcile net loss
 to net cash from operating activities:
   Depreciation                                        3,377,350       3,650,745        4,902,840
   Write-down of equipment                                    --       2,832,800        6,139,040
   Gain on sale of equipment                                  --        (460,969)              --
   Loss on exchange of equipment                              --              --          497,014

Changes in assets and liabilities:
   Decrease (increase) in:
      Rents receivable                                   (65,120)        169,906          (65,982)
      Accounts receivable - affiliate                   (158,792)        169,872           19,004
   Increase (decrease) in:
      Accrued interest                                    (6,311)         16,732           19,197
      Accrued liabilities                               (533,284)        448,394         (178,101)
      Accrued liabilities - affiliate                   (446,494)        430,866           33,241
      Deferred rental income                              92,400        (402,839)         (70,144)
                                                     -----------     -----------      -----------
       Net cash from operating activities                496,997       3,205,567        6,010,056
                                                     -----------     -----------      -----------

Cash flow from (used in) investing activities:
   Purchase of equipment                                      --         (72,550)              --
   Proceeds from equipment sales                              --       3,535,649               --
                                                     -----------     -----------      -----------
      Net cash from investing activities                      --       3,463,099               --
                                                     -----------     -----------      -----------
Cash flow used in financing activities:
   Principal payments - notes payable                   (742,265)       (779,949)              --
   Distributions paid                                         --      (7,098,923)      (6,072,236)
                                                     -----------     -----------      -----------
       Net cash used in financing activities            (742,265)     (7,878,872)      (6,072,236)
                                                     -----------     -----------      -----------

Net decrease in cash and cash equivalents               (245,268)     (1,210,206)         (62,180)

Cash and cash equivalents at beginning of year         2,347,762       3,557,968        3,620,148
                                                     -----------     -----------      -----------

Cash and cash equivalents at end of year             $ 2,102,494     $ 2,347,762      $ 3,557,968
                                                     ===========     ===========      ===========


Supplemental disclosure of cash flow information:
   Cash  paid  during  the  year for interest       $   275,227     $   247,468      $        --
                                                     ===========     ===========      ===========

Supplemental disclosure of non-cash investing and financing activities:
   See Note 3 to the Financial Statements.


                 The accompanying notes are an integral part of
                           these financial statements.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                December 31, 1997

NOTE 1 - ORGANIZATION AND PARTNERSHIP MATTERS

      AIRFUND II International Limited Partnership (the "Partnership") was organized as a limited partnership under the Massachusetts Uniform Limited Partnership Act (the "Uniform Act") on July 20, 1989 for the purpose of acquiring and leasing to third parties a specified portfolio of used commercial aircraft. Partners' capital initially consisted of contributions of $1,000 from the General Partner (AFG Aircraft Management Corporation, a Massachusetts corporation) and $100 from the Initial Limited Partner (AFG Assignor Corporation, a Massachusetts corporation). The Partnership issued 2,714,647 units, representing assignments of limited partnership interests (the "Units"), to 4,192 investors. Unitholders and Limited Partners (other than the Initial Limited Partner) are collectively referred to as Recognized Owners. The General Partner is an affiliate of Equis Financial Group Limited Partnership (formerly American Finance Group), a Massachusetts limited partnership ("EFG"). The common stock of the General Partner is owned by AF/AIP Programs Limited Partnership. EFG and a wholly-owned affiliate are the 99% limited partners and AFG Programs, Inc., a Massachusetts corporation which is wholly-owned by Geoffrey A. MacDonald, is the 1% general partner. The General Partner is not required to make any other capital contributions to the Partnership except as may be required under the Uniform Act and Section 6.1(b) of the Amended and Restated Agreement and Certificate of Limited Partnership (the "Restated Agreement, as amended").

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

      In January 1996, the Company sold certain assets of AFG relating primarily to the business of originating new leases, and the name "American Finance Group," and its acronym, to a third party. AFG changed its name to Equis Financial Group Limited Partnership after the sale was concluded. Pursuant to terms of the sale agreements, EFG specifically reserved the rights to continue using the name American Finance Group and its acronym in connection with the Partnership and the Other Investment Programs and to continue managing all assets owned by the Partnership and the Other Investment Programs.

     In 1990, EFG assigned its Equipment Management Agreement with the Partnership to AF/AIP Programs Limited Partnership, and AF/AIP Programs Limited Partnership entered into an identical management agreement with EFG.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

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

                                                                         Recognized
  Closing Date                Units Issued        Purchase Price           Owners
-----------------             ------------        --------------        ------------
May 17, 1990                     1,725,100           $43,127,500               2,600
August 2, 1990                     317,986             7,949,650                 494
October 1, 1990                    159,510             3,987,750                 251
December 27, 1990                  246,845             6,171,125                 398
February 15, 1991                  112,796             2,819,900                 173
June 28, 1991                      152,410             3,810,250                 276
                              ------------        --------------        ------------

          Totals                 2,714,647           $67,866,175               4,192
                              ============        ==============        ============

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

      Under the terms of a Management Agreement between the Partnership and EFG, management services are provided by EFG to the Partnership at fees which the General Partner believes to be competitive for similar services (see Note 4).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

      The Partnership considers liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. From time to time, the Partnership invests excess cash with large institutional banks in federal agency discount notes and in reverse repurchase agreements with overnight maturities. Under the terms of the agreements, title to the underlying securities passes to the Partnership. The securities underlying the agreements are book entry securities. At December 31, 1997 the Partnership had $1,988,158 invested in federal agency discount notes and in reverse repurchase agreements secured by U.S. Treasury Bills or interests in U.S. Government securities.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)
Revenue Recognition

      Rents are payable to the Partnership monthly or quarterly and no significant amounts are calculated on factors other than the passage of time. The leases are accounted for as operating leases and are noncancellable. Rents received prior to their due dates are deferred. Future minimum rents are $4,914,573 are due as follow:


      For the year ending December 31, 1998       $ 3,545,561
                                       1999         1,369,012
                                                  -----------
                                      Total       $ 4,914,573
                                                  ===========

      Revenue from major individual lessees which accounted for 10% or more of lease revenue during the years ended December 31, 1997, 1996 and 1995 is as follows:


                                          1997            1996            1995
                                      ----------      -----------      -------
Transmeridian Airlines, Inc.
   (One Boeing 727-251ADV)            $  971,500      $        --      $       --
American Trans Air, Inc.
   (One Boeing 727-208 ADV)           $  770,467      $   762,000      $  762,000
Finnair OY
   (Two MD-82)                        $  639,752      $        --      $       --
Southwest Airlines, Inc.
   (Three Boeing 737-2H4)             $  377,568      $        --      $       --
Northwest Airlines, Inc.
   (One Boeing 727-251 ADV and one
   Boeing 727-200 ADV)                $       --      $ 1,421,629      $2,493,823
Cathay Pacific Airways Limited
   (Two Lockheed L-1011)              $       --      $ 1,419,024      $2,775,726

      The Partnership entered into a new 1-year lease agreement with Aer Lease Limited ("Aer Lease") for its proportionate interest in a Lockheed L-1011-50 aircraft at a base rent to the Partnership of $39,550 per month, beginning April 27, 1997. In addition, Aer Lease has entered into an agreement with the Partnership to purchase the aircraft at the expiration of the lease term. The Partnership is expected to receive proceeds of approximately $554,000 related to the sale of its interest in this aircraft.

      The Partnership entered into a new 3-year lease agreement with Classic Airways Limited ("Classic") related to this aircraft with a base rent to the Partnership of $80,000 per month, effective November 1, 1997. In addition, Classic has been granted an option to purchase the aircraft for $2,500,000 and $2,000,000 after two years and the entire term of the lease have elapsed, respectively

Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

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

Accrued Liabilities - Affiliate

      Unpaid operating expenses paid by EFG on behalf of the Partnership and accrued but unpaid administrative charges and management fees are reported as Accrued Liabilities - Affiliate (see Note 4).

Allocation of Profits and Losses

      For financial statement purposes, net income or loss is allocated to each Partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). See Note 6 concerning allocation of income or loss for income tax purposes.

Net Loss and Cash Distributions Per Unit

      Net loss and cash distributions per Unit are based on 2,714,647 Units outstanding during each of the three years in the period ended December 31, 1997 and computed after allocation of the General Partner's 5% share of net loss and applicable share of cash distributions (see Note 1).

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

Provision for Income Taxes

      No provision or benefit from income taxes is included in the accompanying financial statements. The Partners are responsible for reporting their proportionate shares of the Partnership's taxable income or loss and other tax attributes on their tax returns.

NOTE 3 - EQUIPMENT

      The following is a summary of equipment owned by the Partnership at December 31, 1997. Remaining Lease Term (Months), as used below, represents the number of months remaining from December 31, 1997 under contracted lease terms. In the opinion of EFG, the acquisition cost of the equipment did not exceed its fair market value.


                                         Remaining
                                        Lease Term     Equipment
         Equipment Type                  (Months)       at Cost       Location
--------------------------------------  ----------   ------------    -----------
One Lockheed L-1011-100 (Classic)          22        $ 15,879,518    Foreign
One Boeing 727-208 ADV (ATA)               13          12,928,710    IN
One Boeing 727-251 ADV (Transmeridian)     10           9,732,714    MN
One Lockheed L-1011-50 (Aer Lease)          4           6,013,492    Foreign
Two McDonnell-Douglas MD-82 (Finnair)      19           4,157,280    Foreign
Three Boeing 737-2H4 (Southwest)           24           1,919,500    TX
                                                     ------------

                        Total equipment cost           50,631,214

                    Accumulated depreciation          (43,339,081)
                                                     ------------
  Equipment, net of accumulated depreciation         $  7,292,133
                                                     ============

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

      In September 1995, the Partnership transferred its 23.19% ownership interest in a Boeing 747-SP-21 commercial jet aircraft (the "United Aircraft"), pursuant to the rules for a like-kind exchange for income tax reporting purposes. In November 1995, the Partnership partially replaced the United Aircraft with a 13.11% ownership interest in the Southwest Aircraft, at an aggregate cost to the Partnership of $1,919,500. To acquire the interest in the Southwest Aircraft, the Partnership obtained financing of $1,432,396 from a third-party lender and utilized $487,104 of the cash consideration received from the transfer of the United Aircraft. The remaining ownership interest of 86.89% in the Southwest Aircraft is held by affiliated equipment leasing programs sponsored by EFG.

      In March 1996, the Partnership completed the replacement of the United Aircraft with a 14.85% ownership interest in two aircraft leased to Finnair OY (the "Finnair Aircraft") at a total cost to the Partnership of $4,157,280. To acquire the ownership interest in the two McDonnell-Douglas MD-82 commercial jet aircraft (the "Finnair Aircraft"), the Partnership paid $1,389,942, including the balance of the cash consideration, and obtained

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

financing of $2,767,338 from a third-party lender. The remaining ownership interest of 85.15% in the Finnair Aircraft is held by affiliated equipment leasing programs sponsored by EFG.

      Certain of the equipment and related lease payment streams were used to secure term loans with third-party lenders. The preceding summary of equipment includes leveraged equipment having an original cost of approximately $6,077,000 and a net book value of approximately $4,925,000 at December 31, 1997. (See Note 5.)

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

      As aircraft are sold to third parties, or otherwise disposed of, the Partnership will recognize a gain or loss equal to the difference between the net book value of the aircraft at the time of sale or disposition and the proceeds realized upon sale or disposition. The ultimate realization of estimated residual value in the aircraft is dependent upon, among other things, EFG's ability to maximize proceeds from selling or re-leasing the aircraft upon the expiration of the primary lease terms.

      The Partnership recorded a write-down of aircraft carrying values, representing impairments related to the Partnership's L-1011 aircraft, during each of the years ended December 31, 1996 and 1995. The resulting charges, $2,832,800 ($0.99 per limited partnership unit) in 1996 and $6,139,040 ($2.15 per limited partnership unit) in 1995 were based on a comparison of estimated net realizable values and corresponding carrying values for each of the Partnership's aircraft.


NOTE 4 - RELATED PARTY TRANSACTIONS

     All operating expenses incurred by the Partnership are paid by EFG on behalf of the Partnership and EFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 1997, which were paid or accrued by the Partnership to EFG or its Affiliates, are as follows:

                                       1997              1996              1995
                                   ------------      ------------      ------------
Equipment management fees          $    161,231      $    235,339      $    329,292
Administrative charges                   50,304            28,694            21,000
Reimbursable operating
   expenses due to third parties      1,240,204         2,071,725           136,035
                                   ------------      ------------      ------------
                           Total   $  1,451,739      $  2,335,758      $    486,327
                                   ============      ============      ============

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

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

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

      All rents and proceeds from the sale of equipment are paid directly to EFG. EFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At December 31, 1997, the Partnership was owed $305,359 by EFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 1998.

      Old North Capital Limited Partnership ("ONC"), a Massachusetts Limited Partnership, formed in 1995 and owned and controlled by certain principals of EFG, owns 40,000 Units or 1.47% of the total outstanding units of the Partnership. EFG owns a 49% limited partnership interest in ONC, which it acquired in December 1996.

NOTE 5 - NOTES PAYABLE

      Notes payable at December 31, 1997 consisted of installment notes payable to banks of $2,677,520. The installment notes are non-recourse, with interest rates ranging between 8.65% and 8.89% and are collateralized by the equipment and assignment of the related lease payments. All of the notes were originated in connection with the Southwest Aircraft and the Finnair Aircraft. The installment notes related to the Southwest Aircraft will be fully amortized by noncancellable rents. The Partnership, has a balloon payment obligation at the expiration of the primary lease term related to the Finnair Aircraft of $1,411,035. The carrying amount of notes payable approximates fair value at December 31, 1997.

      The annual maturities of the installment notes payable are as follows:


      For the year ending December 31, 1998      $    780,853
                                       1999         1,896,667
                                                 ------------

                                      Total      $  2,677,520
                                                 ============

NOTE 6 - INCOME TAXES

      The Partnership is not a taxable entity for federal income tax purposes. Accordingly, no provision for income taxes has been recorded in the accounts of the Partnership.

      For financial statement purposes, the Partnership allocates net income or loss to each class of partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). This convention differs from the income or loss allocation requirements for income tax and Dissolution Event purposes as delineated in the Restated Agreement, as amended. For income tax reporting purposes, the Partnership allocates net income or loss in accordance with such agreement. The Restated Agreement, as

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

amended, requires that upon dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 1997, the General Partner had a negative tax capital account balance of approximately $811,000.

      The following is a reconciliation between net loss reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1997, 1996 and 1995:


                                      1997              1996              1995
                                  ------------      ------------      ------------
Net loss                          $ (1,762,752)     $ (3,649,940)     $ (5,286,053)
   Tax depreciation in excess
     of financial statement
     depreciation                   (2,136,596)       (3,015,164)       (1,959,389)
   Write-down of equipment                  --         2,832,800         6,139,040
   Deferred rental income               92,400          (402,839)          (70,144)
   Other                              (998,111)        1,501,218           521,195
                                  ------------      ------------      ------------

Net loss for federal income tax
   reporting purposes             $ (4,805,059)     $ (2,733,925)     $   (655,351)
                                  ============      ============      ============

      The principal component of "Other" consists of the difference between the tax gain on equipment disposals and the financial statement gain on equipment disposals. It also includes reversal of certain maintenance reserves.

      The following is a reconciliation between partners' capital reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1997 and 1996:

                                                        1997              1996
                                                    ------------      ------------
Partners' capital                                   $  6,840,127      $  8,602,879

   Add back selling commissions and organization
     and offering costs                                7,085,240         7,085,240

   Cumulative  difference between federal income
     tax and financial statement income (loss)        (1,208,656)        1,833,651
                                                    ------------      ------------

Partners' capital for federal income tax
     reporting purposes                             $ 12,716,711      $ 17,521,770
                                                    ============      ============

     Cumulative difference between federal income tax and financial statement income (loss) represents timing differences.

NOTE 7 - LEGAL PROCEEDINGS

        On or about January 15, 1998, certain plaintiffs (the "Plaintiffs") filed a class and derivative action, captioned Leonard Rosenblum, et al. v. Equis Financial Group Limited Partnership, et al., in the United States District Court for the Southern District of Florida (the "Court") on behalf of a proposed class of investors in 28 equipment leasing programs sponsored by EFG, including the Partnership (collectively, the "Nominal Defendants"), against EFG and a number of its affiliates, including the General Partner, as defendants (collectively, the "Defendants"). Certain of the Plaintiffs, on or about June 24, 1997, had filed an earlier derivative action, captioned Leonard Rosenblum, et al. v. Equis Financial Group Limited Partnership, et al., in the Superior Court of the Commonwealth of Massachusetts on behalf of the Nominal Defendants against the Defendants. Both actions are referred to herein collectively as the "Class Action Lawsuit."

        The Plaintiffs have asserted, among other things, claims against the Defendants on behalf of the Nominal Defendants for violations of the Securities Exchange Act of 1934, common law fraud, breach of contract, breach of fiduciary duty, and violations of the partnership or trust agreements that govern each of the Nominal Defendants. The Defendants have denied, and continue to deny, that any of them have committed or threatened to commit any violations of law or breached any fiduciary duties to the Plaintiffs or the Nominal Defendants.

                 AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

        On March 9, 1998, counsel for the Defendants and the Plaintiffs entered into a Memorandum of Understanding setting forth the terms pursuant to which a settlement of the Class Action Lawsuit is intended to be achieved and which, among other things, is expected to reduce the burdens and expenses attendant to continuing litigation. The Memorandum of Understanding represents a preliminary step towards a comprehensive Stipulation of Settlement between the parties that must be presented to and approved by the Court as a condition precedent to effecting a settlement. The Memorandum of Understanding (i) prescribes a number of conditions necessary to achieving a settlement, including providing the partners (or beneficiaries, as applicable) of the Nominal Defendants with the opportunity to vote on any settlement and (ii) contemplates various changes that, if effected, would alter the future operations of the Nominal Defendants. With respect to the Partnership and 10 affiliated partnerships (hereafter referred to as the "Exchange Partnerships"), the Memorandum of Understanding provides for the restructuring of their respective business operations into a single successor company whose securities would be listed and traded on a national stock exchange. The partners of the Exchange Partnerships would receive both common stock in the new company and a cash distribution in exchange for their existing partnership interests. Such a transaction would, among other things, allow for the consolidation of the Partnership's operating expenses with other similarly-organized equipment leasing programs. To the extent that the parties agree upon a Stipulation of Settlement that is approved by the Court, the complete terms thereof will be communicated to all of the partners (or beneficiaries) of the Nominal Defendants to enable them to vote thereon.

        There can be no assurance that the parties will agree upon a Stipulation of Settlement, or that it will be approved by the Court, or that the outcome of the voting by the partners (or beneficiaries) of the Nominal Defendants, including the Partnership, will result in a settlement finally being effected or in the Partnership being included in any such settlement. The General Partner and its affiliates, in consultation with counsel, concur that there is a reasonable basis to believe that a Stipulation of Settlement will be agreed upon by the parties and approved by the Court. In the absence of a Stipulation of Settlement approved by the Court, the Defendants intend to defend vigorously against the claims asserted in the Class Action Lawsuit. The General Partner and its affiliates cannot predict with any degree of certainty the ultimate outcome of such litigation.

      On September 22, 1995, Investors Asset Holding Corp. and First Security Bank, N.A., trustees of the Partnership and various other affiliated investment programs, filed an action in the United States District Court for the District of Massachusetts against Northwest, a former lessee of the Partnership. The trustees are seeking damages from Northwest and a declaratory judgment concerning Northwest's maintenance and return obligations for certain aircraft owned by the Partnership. In addition to filing its Answer to the Plaintiffs' Complaint, Northwest also filed a motion to transfer the venue of this proceeding to Minnesota. The Court denied such motion. The parties have completed the initial phase of discovery, and motions for partial summary judgment is pending. At present, it is not possible to determine the ultimate outcome of this matter.

      On October 11, 1996, Prime Air Inc. d/b/a Transmeridian Airlines ("Transmeridian") filed an action in the 61st Judicial District Court of Harris County, Texas entitled Prime Air, Inc. d/b/a Transmeridian Airlines v. Investors Asset Holding Corp., as Trustee for Airfund II International Limited Partnership, PLM International, and

                 AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

NavCom Aviation, Inc. In that action, Transmeridian claims damages of more that $3,000,000 for alleged breach of contract, fraud, civil conspiracy, tortious interference of business relations, negligent misrepresentation, negligence and gross negligence, and punitive damages against Investors Asset Holding Corp., as Trustee for Airfund II International Limited Partnership ("Investors Asset") and its co-defendants. On November 7, 1996, PLM removed the action to the United Sates District Court for the Southern District of Texas; Investors Asset intends to seek a transfer of venue to United States District Court for the District of Massachusetts. On February 14, 1997, Investors Asset answered the Complaint generally denying the allegations made therein and asserting various defenses. The Court extended the deadline to June 1, 1998 and placed this action on the trial calendar for November/December 1998. At present, it is not possible to determine the ultimate outcome of this matter.

                          ADDITIONAL FINANCIAL INFORMATION

                  AIRFUND II International Limited Partnership

         SCHEDULE OF EXCESS (DEFICIENCY) OF TOTAL CASH GENERATED TO COST
                              OF EQUIPMENT DISPOSED

              for the years ended December 31, 1997, 1996 and 1995


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

      The following is a summary of cash excess associated with the aircraft disposition which occurred in the year ended December 31, 1996. No aircraft were disposed of during the years ended December 31, 1997 or 1995.


Rents earned prior to disposal of aircraft                 $ 11,072,532

Sale proceeds realized upon disposition of aircraft           3,535,649

Total cash  generated  from rents and aircraft sale
proceeds                                                     14,608,181

Original acquisition cost of aircraft disposed               11,164,679

Excess of total cash  generated to cost of aircraft
disposed                                                   $  3,443,502
                                                           ============

                  AIRFUND II International Limited Partnership

            STATEMENT OF CASH AND DISTRIBUTABLE CASH FROM OPERATIONS,
                             SALES AND REFINANCINGS

                      for the year ended December 31, 1997

                                                      Sales and
                                   Operations       Refinancings          Total
                                  ------------      ------------      ------------
Net loss                          $ (1,762,752)     $         --      $ (1,762,752)

Add:
   Depreciation                      3,377,350                --         3,377,350
   Management fees                     161,231                --           161,231

Less:
   Principal repayment of notes
   payable                            (742,265)               --          (742,265)
                                  ------------      ------------      ------------

   Cash from operations, sales
   and refinancings                  1,033,564                --         1,033,564

Less:
   Management fees                    (161,231)               --          (161,231)
                                  ------------      ------------      ------------

  Distributable cash from
  operations, sales and
  refinancings                         872,333                --           872,333

Other sources and uses of cash:
   Cash at beginning of year                --         2,347,762         2,347,762
   Net change in receivables and
   accruals                           (872,333)         (245,268)       (1,117,601)
                                  ------------      ------------      ------------

Cash at end of year               $         --      $  2,102,494      $  2,102,494
                                  ============      ============      ============

                  AIRFUND II International Limited Partnership

                       SCHEDULE OF COSTS REIMBURSED TO THE
                 GENERAL PARTNER AND ITS AFFILIATES AS REQUIRED
                   BY SECTION 10.4 OF THE AMENDED AND RESTATED
                AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

                                December 31, 1997


      For the year ended December 31, 1997, the Partnership reimbursed the General Partner and its Affiliates for the following costs:



      Operating expenses                     $1,806,675

                                      -26-