Form 10-K, Exhibit 13
period 1998-12-31
AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
filed 1999-03-31
CIK 853937

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                ANNUAL REPORT TO THE PARTNERS, DECEMBER 31, 1998

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                     INDEX TO ANNUAL REPORT TO THE PARTNERS

                                                                                                              PAGE
                                                                                                            ---------
SELECTED FINANCIAL DATA...................................................................................          2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................       3-10

FINANCIAL STATEMENTS:

Report of Independent Auditors............................................................................         11

Statement of Financial Position at December 31, 1998 and 1997.............................................         12

Statement of Operations for the years ended December 31, 1998, 1997 and 1996..............................         13

Statement of Changes in Partners' Capital for the years ended December 31, 1998, 1997 and 1996............         14

Statement of Cash Flows for the years ended December 31, 1998, 1997 and 1996..............................         15

Notes to the Financial Statements.........................................................................      16-28

ADDITIONAL FINANCIAL INFORMATION:

Schedule of Excess (Deficiency) of Total Cash Generated to Cost of Equipment Disposed.....................         29

Statement of Cash and Distributable Cash From Operations, Sales and Refinancings..........................         30

Schedule of Costs Reimbursed to the General Partner and its Affiliates as Required Section 10.4 of the
  Amended and Restated Agreement and Certificate of Limited Partnership...................................         31

                            SELECTED FINANCIAL DATA

    The following data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements.

    For each of the years in the five year period ended December 31, 1998:

SUMMARY OF OPERATIONS          1998           1997           1996                  1995                 1994
-------------------------  -------------  -------------  -------------  --------------------------  -------------
Lease revenue............  $   3,130,704  $   3,224,618  $   4,706,774  $                6,585,836  $   9,001,993
Net loss.................  $  (1,208,085) $  (1,762,752) $  (3,649,940) $               (5,286,053) $  (1,474,819)
Per Unit:
  Net loss...............  $       (0.42) $       (0.62) $       (1.28) $                    (1.85) $       (0.52)
  Cash distributions
    declared.............  $          --  $          --  $        2.25  $                     1.75  $        2.50


FINANCIAL POSITION
-------------------------
Total assets.............  $   8,076,569  $   9,765,106  $  13,163,812  $               21,432,133  $  31,553,833
Total long-term
  obligations............  $   1,896,665  $   2,677,520  $   3,419,785  $                1,432,396  $          --
Partners' capital........  $   5,632,042  $   6,840,127  $   8,602,879  $               18,637,361  $  28,924,079

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               Year ended December 31, 1998 compared to the year
          ended December 31, 1997 and the year ended December 31, 1997 compared to the year ended December 31, 1996

    Certain statements in this annual report of AIRFUND II International Limited Partnership (the "Partnership") that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made herein. These factors include, but are not limited to, the outcome of the Class Action Lawsuit described in Note 7 to the accompanying financial statements, the collection of all rents due under the Partnership's lease agreements and remarketing of the Partnership's equipment.

YEAR 2000 ISSUE

    The Year 2000 Issue generally refers to the capacity of computer programming logic to correctly identify the calendar year. Many companies utilize computer programs or hardware with date sensitive software or embedded chips that could interpret dates ending in "00" as the year 1900 rather than the year 2000. In certain cases, such errors could result in system failures or miscalculations that disrupt the operations of the affected businesses. The Partnership uses information systems provided by EFG and has no information systems of its own. EFG has adopted a plan to address the Year 2000 Issue that consists of four phases: assessment, remediation, testing, and implementation and has elected to utilize principally internal resources to perform all phases. EFG completed substantially all of its Year 2000 project by December 31, 1998 at an aggregate cost of less than $50,000 and at a di minimus cost to the Partnership. Remaining items are expected to be minor and be completed by March 31, 1999. All costs incurred in connection with EFG's Year 2000 project have been expensed as incurred.

    EFG's primary information software was coded by IBM at the point of original design to use a four digit field to identify calendar year. All of the Partnership's lease billings, cash receipts and equipment remarketing processes are performed using this proprietary software. In addition, EFG has gathered information about the Year 2000 readiness of significant vendors and third party servicers and continues to monitor developments in this area. All of EFG's peripheral computer technologies, such as its network operating system and third-party software applications, including payroll, depreciation processing, and electronic banking, have been evaluated for potential programming changes and have required only minor modifications to function properly with respect to dates in the year 2000 and thereafter. EFG understands that each of its and the Partnership's significant vendors and third-party servicers are in the process, or have completed the process, of making their systems Year 2000 compliant. Substantially all parties queried have indicated that their systems would be Year 2000 compliant by the end of 1998.

    Presently, EFG is not aware of any outside customer with a Year 2000 Issue that would have a material effect on the Partnership's results of operations, liquidity, or financial position. The Partnership's equipment leases were structured as triple net leases, meaning that the lessees are responsible for, among other things, (i) maintaining and servicing all equipment during the lease term, (ii) ensuring that all equipment functions properly and is returned in good condition, normal wear and tear excepted, and (iii) insuring the assets against casualty and other events of loss. Non-compliance with lease terms on the part of a lessee, including failure to address Year 2000 Issues, could result in lost revenues and impairment of residual values of the Partnership's equipment assets under a worst-case scenario.

    EFG believes that its Year 2000 compliance plan will be effective in resolving all material Year 2000 risks in a timely manner and that the Year 2000 Issue will not pose significant operational problems with respect to its computer systems or result in a system failure or disruption of its or the Partnership's business operations. However, EFG has no means of ensuring that all customers, vendors and third-party servicers will conform ultimately to Year 2000 standards. The effect of this risk to the Partnership is not determinable.

OVERVIEW

    As an equipment leasing partnership, the Partnership was organized to acquire and lease a portfolio of commercial jet aircraft subject to lease agreements with third parties. During 1990 and 1991, the Partnership purchased four commercial jet aircraft and a proportionate interest in two additional aircraft which were leased by major carriers engaged in passenger transportation. Initially, each aircraft generated rental revenue pursuant to primary-term lease agreements. Subsequently, all of the aircraft in the Partnership's original portfolio have been re-leased, renewed, exchanged for other aircraft or sold (see below). At December 31, 1998, the Partnership owned three aircraft and proportionate interests in five additional aircraft. Upon expiration of the current lease agreements, each aircraft will be re-leased or sold depending on prevailing market conditions and the assessment of such conditions by EFG to obtain the most advantageous economic benefit. Presently, the Partnership is a Nominal Defendant in a Class Action Lawsuit, the outcome of which could significantly alter the nature of the Partnership's organization and its future business operations. See Note 7 to the accompanying financial statements. Pursuant to the Restated Agreement, as amended, the Partnership is scheduled to be dissolved by December 31, 2005.

RESULTS OF OPERATIONS

    For the year ended December 31, 1998, the Partnership recognized lease revenue of $3,130,704 compared to $3,224,618 and $4,706,774 for the years ended December 31, 1997 and 1996, respectively. The decrease in the Partnership's lease revenue from 1997 to 1998 was due primarily to the sale of the Partnership's interest in a Lockheed L-1011-50 aircraft in April 1998 and a scheduled reduction in the lease rent payable under the lease agreement related to the Partnership's Boeing 727-251 Advanced aircraft. Such decrease was partially offset by an increase in lease revenue recognized related to the Partnership's Lockheed L-1011-100 aircraft. (See detailed discussion below).

    The decrease in lease revenue from 1996 to 1997 was due primarily to the lease term expiration related to the Partnership's Lockheed L-1011-100 aircraft which expired in September 1996 and was subsequently re-leased in November 1997 to Classic Airways Limited ("Classic") and the sale of a 727-200 Advanced aircraft in July 1996 (see discussions below). This decrease was partially offset by the recognition of a full year's lease revenue related to both the Partnership's Boeing 727-251 Advanced aircraft which was re-leased to Transmeridian Airlines, Inc. ("Transmeridian") in September 1996 and its interest in two McDonnell Douglas MD-82 aircraft which were acquired in March 1996 in connection with a like-kind exchange transaction. As a result of the exchange, the Partnership replaced its ownership interest in a Boeing 747-SP aircraft (the "United Aircraft"), having aggregate quarterly lease revenues of $149,640, with interests in five other aircraft; three Boeing 737 aircraft leased by Southwest Airlines, Inc. (the "Southwest Aircraft") and two McDonnell Douglas MD-82 aircraft leased by Finnair OY (the "Finnair Aircraft") having aggregate quarterly lease revenues of $254,373. The Southwest Aircraft and the Finnair Aircraft were exchanged into the Partnership in 1995 and in March 1996, respectively. In aggregate, the Partnership recognized lease revenue related to the Southwest Aircraft of $377,568, in each of the years ended December 31, 1998, 1997 and 1996. The Partnership recognized lease revenue related to the Finnair Aircraft of $639,923, $639,752 and $432,973 during the years ended December 31, 1998, 1997 and 1996, respectively.

    The Partnership's Boeing 727-251 Advanced aircraft, formerly on a renewal rental agreement with Northwest Airlines, Inc. ("Northwest") was returned upon expiration of its lease term on November 30, 1995. This aircraft underwent heavy maintenance at a cost of $984,000, all of which was expensed during the year ended December 31, 1996. During 1996, the Partnership received $468,133 from the former lessee of this aircraft, representing a reimbursement of additional heavy maintenance costs. In September 1996, the Partnership entered into a new 28-month lease agreement with Transmeridian. This aircraft generated $876,666 of lease revenue during the year ended December 31, 1998, compared to $971,500 and $293,333 during the years ended December 31, 1997 and 1996, respectively (see below for discussion regarding litigation related to this aircraft).

    The Partnership owns a Lockheed L-1011-100 aircraft formerly leased to Cathay Pacific Airways Limited ("Cathay"). The Partnership's renewal lease agreements with Cathay expired on February 14, 1996 and were extended until April 11, 1996. Subsequent to this extension, Cathay again extended the lease until September 30, 1996. Cathay subsequently returned the aircraft to the Partnership upon the expiration of these lease extensions and the aircraft underwent heavy maintenance. The heavy maintenance on the Lockheed L-1011-100 cost the Partnership approximately $947,000; approximately $400,000 of which was expensed during the year ended December 31, 1996 with the balance expensed during the year ended December 31, 1997. The Partnership entered into an agreement with Classic Airways Limited ("Classic") to lease the Partnership's Lockheed L-1011-100 aircraft for a period of three years with a base rent of $80,000 per month, effective November 1, 1997. In addition, Classic was granted an option to purchase the aircraft for $2,500,000 and $2,000,000 after two years and the entire lease term has elapsed, respectively. Due to certain refurbishments required to be performed by Classic, the Partnership agreed to defer rents required under the attendant lease agreement for the three month period ended March 31, 1998. The lease agreement was therefore extended three months through January 31, 2001. The Partnership recognized lease revenue in the amount of approximately $320,000 related to this aircraft during the year ended December 31, 1998 compared to $145,000 and $1,117,463 during the years ended December 31, 1997 and 1996, respectively (see additional discussion below).

    In September 1998, Classic ceased paying rent to the Partnership with respect to the Lockheed L-1011-100 aircraft. In October 1998, Classic filed for receivership in the United Kingdom ("UK") and was placed in liquidation. Prior to its liquidation, Classic had incurred and failed to pay significant airport ground fees to BAA plc, Eurocontrol, and CAA (collectively, the "Airport Authorities"). The failure of Classic to pay such charges resulted in detention of the aircraft by the Airport Authorities. In addition, the Airport Authorities have continued to charge incremental ground fees and expenses to the aircraft and have grounded the aircraft pending collection of such amounts, which are approximately $284,000 in total. Under UK law, the Airport Authorities have the right not only to detain the aircraft, but to sell the aircraft at auction in order to satisfy their outstanding fees. Accordingly, it is anticipated that the Partnership will be required to pay at least a portion of the airport charges in order to recover the aircraft. The General Partner has engaged counsel to represent the Partnership's interests in the UK and; presently, counsel is negotiating with the Airport Authorities to resolve the issue of the unpaid charges so that the aircraft can be flown to the United States or otherwise remarketed. The parties have not executed a final settlement agreement; however, the Airport Authorities have indicated a willingness to reach a compromise. Based upon recent discussions, the Partnership accrued and expensed approximately $167,000 to cover the cost of settling the airport charges, all of which was recorded in the fourth quarter of 1998. At the date of Classic's liquidation, the Partnership had accrued $160,000 of rental income which had not been collected from Classic and all of which was written-off as uncollectible in the third quarter of 1998. The General Partner does not expect that any funds are likely to be recovered from Classic in connection with this matter.

    Subsequent to the expiration of the last of several lease extensions on June 30, 1996, Cathay returned a Lockheed L-1011-50, in which the Partnership had an ownership interest. Upon its return, the aircraft underwent heavy maintenance at a cost to the Partnership of approximately $400,000, the majority of which was expensed in 1996. The Partnership entered into a new 1-year lease agreement with Aer Lease Limited ("Aer Lease") with respect to its interest in this aircraft, at a base rent to the Partnership of $39,550 per month, beginning April 27,1997. On April 28, 1998, at the expiration of this lease term, the Partnership sold its interest in this aircraft to Aer Lease for net proceeds of $553,699. The Partnership's interest in the aircraft had a net book value of $426,434 at the time of disposal, resulting in a net gain for financial statement purposes of $127,265. The Partnership recognized aggregate lease revenue of approximately $154,600, $320,000 and $302,000 related to this aircraft during the years ended December 31, 1998, 1997 and 1996, respectively. The demand for Lockheed L-1011 aircraft is weak, limited principally to air cargo carriers and operators of passenger charters. Several major airlines have reduced their commitment to the Lockheed L-1011 aircraft. Such circumstances have inhibited the remarketing of the Partnership's Lockheed L-1011 aircraft and required the Partnership to incur costs to meet the needs of Aer Lease and Classic.

    The Partnership's Boeing 727-208 Advanced aircraft is under a two-year renewal agreement with American Trans Air, Inc. ("ATA"), scheduled to expire in January 1999 (see discussion below). The Partnership recognized lease revenue of $762,000 related to this aircraft during the year ended December 31, 1998 compared to $770,467 and $762,000 during the years ended December 31, 1997 and 1996, respectively.

    During July 1996, the Partnership sold a Boeing 727-200 Advanced aircraft with an original cost and net book value of $11,164,679 and $3,074,680, respectively, to the existing lessee. In connection with this sale, the Partnership realized sale proceeds of $3,535,649, which resulted in a net gain, for financial statement purposes, of $460,969. In addition to the sales proceeds, the Partnership received lease termination rents of $429,351 in connection with this sale as the aircraft was sold prior to the expiration of the related lease term. In aggregate, this aircraft generated lease revenue of $1,421,629, during the year ended December 31, 1996. In the future, the Partnership's aggregate lease, revenue is expected to decline due to Classic situation, aircraft sales and the expiration of the lease terms related to the Partnership's remaining aircraft.

    The Partnership holds a proportionate ownership interest in the Southwest Aircraft and the Finnair Aircraft, discussed above. The remaining interests are owned by other affiliated partnerships sponsored by EFG. All partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues and expenses associated with the aircraft (see Notes 2 and 3 to the financial statements).

    Interest income for the year ended December 31, 1998 was $158,844 compared to $110,635 and $265,820 for the years ended December 31, 1997 and 1996, respectively. Generally, interest income is generated from temporary investments of rental receipts and equipment sale proceeds in short-term instruments. Interest income in 1996 included $39,346 earned on cash held in a special-purpose escrow account in connection with the like-kind exchange transactions and also reflected a temporary increase in the Partnership's cash available for investment resulting from the receipt of sale proceeds associated with the Boeing 727-200 Advanced aircraft.

    Depreciation was $2,451,737, $3,377,350 and $3,650,745 for the years ended December 31, 1998, 1997 and 1996, respectively. The Partnership also recorded a write-down of aircraft carrying values, representing impairments related to the Partnership's L-1011 aircraft, during the year ended December 31, 1996. The resulting charge of $2,832,800 ($0.99 per limited partnership unit) was based on a comparison of estimated net realizable value and corresponding carrying value of the Partnership's aircraft.

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

    The total economic value realized upon final disposition of each aircraft is comprised of all primary lease term revenue generated from that aircraft, together with its residual value. The latter consists of cash proceeds realized upon the aircraft's sale in addition to all other cash receipts obtained from renting the aircraft on a re-lease, renewal or month-to-month basis. Consequently, the amount of gain or loss reported in the financial statements is not necessarily indicative of the total residual value the Partnership achieved from leasing the aircraft

    Interest expense was $200,679 or 6.4% in 1998, $268,916 or 8.3% of lease revenue in 1997 and $264,200 or 5.6% of lease revenue in 1996. Interest expense resulted from financing obtained from third-party lenders in connection with the Southwest Aircraft and the Finnair Aircraft, described above, which were financed in December 1995 and March 1996, respectively. Interest expense in future years will decline as the principal balance of notes payable is reduced through the application of rent receipts to outstanding debt.

    Management fees were 5% of lease revenue during 1998, 1997 and 1996 and will not change as a percentage of lease revenue in future periods.

    Operating expenses were $1,815,947, $1,290,508 and $2,100,419 for the years ended December 31, 1998, 1997 and 1996, respectively. During the year ended December 31, 1998, the Partnership incurred or accrued approximately $331,800 for certain legal and administrative expenses related to the Class Action Lawsuit described in Note 7 to the accompanying financial statements. Additionally, the increase in operating expenses from 1997 to 1998 was primarily due to legal costs incurred in connection with the legal proceedings related to Northwest and Classic and legal and other costs related to Transmeridian (refer to Note 7 to the financial statements). Operating costs in 1996 and 1997 included significant heavy maintenance expenses incurred to facilitate the remarketing of certain of the Partnership's aircraft, discussed above. In addition, in 1996 and 1997 the Partnership incurred legal costs associated with Transmeridian Airlines legal proceedings (see Note 7 to the financial statements). Other operating expenses consist principally of administrative charges, professional service costs, such as audit and other legal fees, as well as insurance, printing, distribution and other remarketing expenses.

LIQUIDITY AND CAPITAL RESOURCES AND DISCUSSION OF CASH FLOWS

    The Partnership by its nature is a limited life entity. As an equipment leasing program, the Partnership's principal operating activities derive from aircraft rental transactions. Accordingly, the Partnership's principal source of cash from operations is generally provided by the collection of periodic rents. These cash inflows are used to satisfy debt service obligations associated with leveraged leases, and to pay management fees and operating costs. Operating activities generated net cash inflows of $1,550,424, $496,997 and $3,205,567 in 1998, 1997 and 1996, respectively. The expiration of the Partnership's lease agreements, and aircraft sales described above, have caused an overall decline in the Partnership's lease revenue and corresponding sources of operating cash. This overall decline has been partially offset by rents generated in connection with the Southwest and Finnair Aircraft and re-lease of the aircraft to Transmeridian and Aer Lease (see Results of Operations). In addition, the Partnership has expended substantial funds in 1998 related to the Partnership's legal proceedings (see Note 7 to the financial statements) and in connection with its remarketing efforts related to its Lockheed L-1011 and Boeing 727-251 Advanced aircraft during 1997 and 1996. Overall, expenses associated with rental activities, such as management fees, and net cash flow from operating activities will decline as the Partnership remarkets its aircraft. Ultimately, the Partnership will dispose of all aircraft under lease. This will occur principally through sale transactions whereby each aircraft will be sold to the existing lessee or to a third party. Generally, this will occur upon expiration of each aircraft's primary or renewal/re-lease term.

    Cash expended for aircraft acquisitions and cash realized form aircraft disposal transactions are reported under investing activities on the accompanying Statement of Cash Flows. During the year ended December 31, 1998, the Partnership sold its interest in a Lockheed L-1011-50 aircraft and realized net cash proceeds of $553,699. During year ended December 31, 1996, the Partnership realized $3,535,649 in proceeds from the sale of the Boeing 727-200 Advanced aircraft. In 1996, the Partnership completed the replacement of the United Aircraft with a 14.85% ownership interest in two Finnair Aircraft at a total cost to the Partnership of $4,157,280. To acquire the ownership interest in the Finnair Aircraft, the Partnership paid $1,389,942 in cash and obtained financing of $2,767,338 from a third-party lender. The Partnership utilized $1,317,392 (classified as Contractual Right for Equipment at December 31, 1995) which had been deposited into a special-purpose escrow account through a third-party exchange agent pending the completion of the aircraft exchange. The balance of $72,550 was expended from the Partnership's cash reserves. The remaining ownership interest of 85.15% in the Finnair Aircraft is held by affiliated equipment leasing programs sponsored by EFG. The like-kind exchange, involving the United, Southwest and Finnair Aircraft, was undertaken, in part, to mitigate the Partnership's economic risk resulting from the United Aircraft being returned to the Partnership upon its lease expiration in April 1996 and remaining off-lease for an extended period. The exchange enabled the Partnership to replace a specialized aircraft with other aircraft, which are used more widely in the industry, and also to significantly extend its rental stream with two creditworthy lessees. There were no equipment acquisitions during 1997 or 1998 and no equipment sales during 1997. Future inflows of cash from aircraft disposals will vary in timing and amount and will be influenced by many factors including, but not limited to, the frequency and timing of lease expirations, the condition and age of the aircraft, and future market conditions.

    At December 31, 1998, the Partnership was due aggregate future minimum lease payments of $1,444,692 from contractual lease agreements (see Note 2 to the financial statements), a portion of which will be used to amortize the principal balance of notes payable of $1,896,665 (see Note 5 to the financial statements). At the expiration of the individual lease terms underlying the Partnership's future minimum lease payments, the Partnership will sell the aircraft or enter re-lease or renewal agreements when considered advantageous by the General Partner and EFG. Such future remarketing activities will result in the realization of additional cash inflows in the form of aircraft sale proceeds or rents from renewals and re-leases, the timing and extent of which cannot be predicted with certainty. This is because the timing and extent of remarketing events often is dependent upon the needs and interests of the existing lessees. Some lessees may choose to renew their lease contracts, while others may elect to return the aircraft. In the latter instances, the aircraft could be re-leased to another lessee or sold to a third party. Accordingly, as the terms of the currently existing contractual lease agreements expire, the cash flows of the Partnership will become less predictable. In addition, the Partnership will need cash outflows to satisfy interest on indebtedness and to pay management fees and operating expenses.

    ATA has given the Partnership an irrevocable notice of its intention to purchase the Partnership's Boeing 727-208 Advanced aircraft for $3.1 million in April 1999, pursuant to a purchase option contained in the lease agreement. Following the expiration of the current lease agreement in January 1999, ATA will continue to lease the aircraft on a month-to-month basis at the existing base rent until the date of sale. This aircraft was fully depreciated at December 31, 1998. The Partnership's ability to remarket its Boeing 727-251 ADV aircraft is being impeded due to Transmeridian's failure and refusal to repair the substantial damage caused to the airframe of this aircraft as the result of an on-ground accident at the airport in Caracas, Venezuela in October 1998. See
Note 7 to the accompanying financial statements for details regarding legal action undertaken by the Partnership related to this situation.

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

    There are no formal restrictions under the Restated Agreement, as amended, that materially limit the Partnership's ability to pay cash distributions, except that the General Partner may suspend or limit cash distributions to ensure that the Partnership maintains sufficient working capital reserves to cover, among other things, operating costs and potential expenditures, such as refurbishment costs to remarket equipment upon lease expiration. Liquidity is especially important as the Partnership matures and sells equipment, because the remaining equipment base consists of fewer revenue-producing assets that are available to cover prospective cash disbursements. Insufficient liquidity could inhibit the Partnership's ability to sustain its operations or maximize the realization of proceeds from remarketing its remaining aircraft. The management and remarketing of aircraft can involve, among other things, significant costs and lengthy remarketing initiatives.

    Although the Partnership's lessees are required to maintain the aircraft during the period of lease contract, repair, maintenance, and/or refurbishment costs at lease expiration can be substantial. For example, an aircraft that is returned to the Partnership meeting minimum airworthiness standards, such as flight hours or engine cycles, nonetheless may require heavy maintenance in order to bring its engines, airframe and other hardware up to standards that will permit its prospective use in commercial air transportation. Individually, these repairs can cost in excess of $1 million and, collectively, they could require the disbursement of several million dollars, depending upon the extent of refurbishment. In addition, the Partnership's equipment portfolio includes two Stage 2 aircraft as well as proportionate ownership interests in three Stage 2 aircraft. These aircraft are prohibited from operating in the United States after December 31, 1999 unless they are retro-fitted with hush-kits to meet Stage 3 noise regulations promulgated by the Federal Aviation Administration. The cost to hush-kit an aircraft, such as the Partnership's Boeing 727s and Boeing 737s, can approach $2 million. Although the Partnership is not required to retro-fit its aircraft with hush-kits, insufficient liquidity could jeopardize the remarketing of these aircraft and risk their disposal at a depressed value at a time when a better economic return would be realized from refurbishing the aircraft and re-leasing them to another user. Collectively, the aggregation of the Partnership's potential liquidity needs related to aircraft and other working capital requirements could be significant. Accordingly, the General Partner has maintained significant cash reserves within the Partnership in order to minimize the risk of a liquidity shortage.

    Finally, the Partnership is a Nominal Defendant in a Class Action Lawsuit described in Note 7 to the accompanying financial statements. A preliminary settlement agreement will allow the Partnership to invest in new equipment or other activities, subject to certain limitations, effective March 22, 1999. To the extent that the Partnership continues to own aircraft investments that could require capital reserves, the General Partner does not anticipate that the Partnership will invest in new assets, regardless of its authority to do so. Until the Class Action Lawsuit is adjudicated, the General Partner does not expect to declare any distributions to the Partners. In addition, the proposed settlement, if effected, will materially change the future organizational structure and business interests of the Partnership, as well as its cash distribution policies. See Note 7 to the accompanying financial statements.

    Cash distributions paid to the Recognized Owners consist of both a return of and a return on capital. To the extent that cash distributions consist of Cash From Sales or Refinancings, substantially all of such cash distributions should be viewed as a return of capital. Cash distributions do not represent and are not indicative of yield on investment. Actual yield on investment cannot be determined with any certainty until conclusion of the Partnership and will be dependent upon the collection of all future contracted rents, the generation of renewal and/or re-lease rents, and the residual value realized for each aircraft at its disposal date. No distributions were declared in either 1997 or 1998.

    The Partnership's capital account balances for federal income tax and for financial reporting purposes are different primarily due to differing treatments of income and expense items for income tax purposes in comparison to financial reporting purposes (generally referred to as permanent or timing differences; see Note 6 to the financial statements). For instance, selling commissions and organization and offering costs pertaining to syndication of the Partnership's limited partnership units are not deductible for federal income tax purposes, but are recorded as a reduction of partners' capital for financial reporting purposes. Therefore, such differences are permanent differences between capital accounts for financial reporting and federal income tax purposes. Other differences between the bases of capital accounts for federal income tax and financial reporting purposes occur due to timing differences. Such items consist of the cumulative difference between income or loss for tax purposes and financial statement income or loss and the difference between distributions (declared vs. paid) for income tax and financial reporting purposes, if any. The principal component of the cumulative difference between financial statement income or loss and tax income or loss results from different depreciation policies for book and tax purposes.

    For financial reporting purposes, the General Partner has accumulated a capital deficit at December 31, 1998. This is the result of aggregate cash distributions to the General Partner being in excess of its capital contribution of $1,000 and its allocation of financial statement net income or loss. Ultimately, the existence of a capital deficit for the General Partner for financial reporting purposes is not indicative of any further capital obligations to the Partnership by the General Partner. The Restated Agreement, as amended, requires that upon the dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 1998, the General Partner had a negative tax capital account balance of approximately $828,000.

    The future liquidity of the Partnership will be influenced by, among other factors, prospective market conditions, aircraft refurbishment requirements (discussed above), the ability of EFG to manage and remarket the aircraft, and many other events and circumstances, that could enhance or detract from individual aircraft yields and the collective performance of the Partnership's aircraft portfolio. However, the outcome of the Class Action Lawsuit described in Note 7 to the accompanying financial statements will be the principal factor in determining the future of the Partnership's operations.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of AIRFUND II International Limited Partnership:

    We have audited the accompanying statements of financial position of AIRFUND II International Limited Partnership, as of December 31, 1998 and 1997, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIRFUND II International Limited Partnership at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

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

                                          ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 1999

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                        STATEMENT OF FINANCIAL POSITION

                           DECEMBER 31, 1998 AND 1997

                                                                                         1998           1997
                                                                                     -------------  -------------
                                                     ASSETS
Cash and cash equivalents..........................................................  $   3,425,762  $   2,102,494
Rents receivable...................................................................         39,933         65,120
Accounts receivable--affiliate.....................................................         71,178        305,359
Other assets.......................................................................        125,734             --
Equipment at cost, net of accumulated depreciation of $40,968,380 and $43,339,081
  at December 31, 1998 and 1997, respectively......................................      4,413,962      7,292,133
                                                                                     -------------  -------------
    Total assets...................................................................  $   8,076,569  $   9,765,106
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                        LIABILITIES AND PARTNERS' CAPITAL
Notes payable......................................................................  $   1,896,665  $   2,677,520
Accrued interest...................................................................         25,126         29,618
Accrued liabilities................................................................        458,485          8,250
Accrued liabilities--affiliate.....................................................         16,254         42,524
Deferred rental income.............................................................         47,997        167,067
                                                                                     -------------  -------------
    Total liabilities..............................................................      2,444,527      2,924,979
                                                                                     -------------  -------------
Partners' capital (deficit):
  General Partner..................................................................     (2,713,854)    (2,653,450)
  Limited Partnership Interests (2,714,647 Units; initial purchase price of $25
    each)..........................................................................      8,345,896      9,493,577
                                                                                     -------------  -------------
    Total partners' capital........................................................      5,632,042      6,840,127
                                                                                     -------------  -------------
    Total liabilities and partners' capital........................................  $   8,076,569  $   9,765,106
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                            STATEMENT OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                           1998           1997           1996
                                                                       -------------  -------------  -------------
Income:
  Lease revenue......................................................  $   3,130,704  $   3,224,618  $   4,706,774
  Interest income....................................................        158,844        110,635        265,820
  Gain on sale of equipment..........................................        127,265             --        460,969
                                                                       -------------  -------------  -------------
    Total income.....................................................      3,416,813      3,335,253      5,433,563
                                                                       -------------  -------------  -------------
Expenses:
  Depreciation.......................................................      2,451,737      3,377,350      3,650,745
  Write-down of equipment............................................             --             --      2,832,800
  Interest expense...................................................        200,679        268,916        264,200
  Equipment management fees--affiliate...............................        156,535        161,231        235,339
  Operating expenses--affiliate......................................      1,815,947      1,290,508      2,100,419
                                                                       -------------  -------------  -------------
    Total expenses...................................................      4,624,898      5,098,005      9,083,503
                                                                       -------------  -------------  -------------
Net loss.............................................................  $  (1,208,085) $  (1,762,752) $  (3,649,940)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Net loss per limited partnership unit................................  $       (0.42) $       (0.62) $       (1.28)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Cash distributions declared per limited partnership unit.............  $          --  $          --  $        2.25
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                            GENERAL         RECOGNIZED OWNERS
                                                            PARTNER     -------------------------
                                                            AMOUNT        UNITS        AMOUNT          TOTAL
                                                         -------------  ----------  -------------  -------------
Balance at December 31, 1995...........................  $  (2,106,228)  2,714,647  $  20,743,589  $  18,637,361
  Net loss--1996.......................................       (182,497)         --     (3,467,443)    (3,649,940)
  Cash distributions declared..........................       (276,587)         --     (6,107,955)    (6,384,542)
                                                         -------------  ----------  -------------  -------------
Balance at December 31, 1996...........................     (2,565,312)  2,714,647     11,168,191      8,602,879
  Net loss--1997.......................................        (88,138)         --     (1,674,614)    (1,762,752)
                                                         -------------  ----------  -------------  -------------
Balance at December 31, 1997...........................     (2,653,450)  2,714,647      9,493,577      6,840,127
  Net loss--1998.......................................        (60,404)         --     (1,147,681)    (1,208,085)
                                                         -------------  ----------  -------------  -------------
Balance at December 31, 1998...........................  $  (2,713,854)  2,714,647  $   8,345,896  $   5,632,042
                                                         -------------  ----------  -------------  -------------
                                                         -------------  ----------  -------------  -------------

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                           1998           1997           1996
                                                                       -------------  -------------  -------------
Cash flows from (used in) operating activities:
Net loss.............................................................  $  (1,208,085) $  (1,762,752) $  (3,649,940)
Adjustments to reconcile net loss to net cash from operating activities:
    Depreciation.....................................................      2,451,737      3,377,350      3,650,745
    Write-down of equipment..........................................             --             --      2,832,800
    Gain on sale of equipment........................................       (127,265)            --       (460,969)
Changes in assets and liabilities:
  Decrease (increase) in:
    Rents receivable.................................................         25,187        (65,120)       169,906
    Accounts receivable--affiliate...................................        234,181       (158,792)       169,872
    Other assets.....................................................       (125,734)            --             --
  Increase (decrease) in:
    Accrued interest.................................................         (4,492)        (6,311)        16,732
    Accrued liabilities..............................................        450,235       (533,284)       448,394
    Accrued liabilities--affiliate...................................        (26,270)      (446,494)       430,866
    Deferred rental income...........................................       (119,070)        92,400       (402,839)
                                                                       -------------  -------------  -------------
      Net cash from operating activities.............................      1,550,424        496,997      3,205,567
                                                                       -------------  -------------  -------------
Cash flow from (used in) investing activities:
  Purchase of equipment..............................................             --             --        (72,550)
  Proceeds from equipment sales......................................        553,699             --      3,535,649
                                                                       -------------  -------------  -------------
      Net cash from investing activities.............................        553,699             --      3,463,099
                                                                       -------------  -------------  -------------
Cash flow used in financing activities:
  Principal payments--notes payable..................................       (780,855)      (742,265)      (779,949)
  Distributions paid.................................................             --             --     (7,098,923)
                                                                       -------------  -------------  -------------
      Net cash used in financing activities..........................       (780,855)      (742,265)    (7,878,872)
                                                                       -------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents
                                                                           1,323,268       (245,268)    (1,210,206)
Cash and cash equivalents at beginning of year.......................      2,102,494      2,347,762      3,557,968
                                                                       -------------  -------------  -------------
Cash and cash equivalents at end of year.............................  $   3,425,762  $   2,102,494  $   2,347,762
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest.............................  $     205,171  $     275,227  $     247,468
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

Supplemental disclosure of non-cash investing and financing activities:

    See Note 3 to the Financial Statements.

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                December 31,1998

NOTE 1--ORGANIZATION AND PARTNERSHIP MATTERS

    AIRFUND II International Limited Partnership (the "Partnership") was organized as a limited partnership under the Massachusetts Uniform Limited Partnership Act (the "Uniform Act") on July 20, 1989 for the purpose of acquiring and leasing to third parties a specified portfolio of used commercial aircraft. Partners' capital initially consisted of contributions of $1,000 from the General Partner (AFG Aircraft Management Corporation, a Massachusetts corporation) and $100 from the Initial Limited Partner (AFG Assignor Corporation, a Massachusetts corporation). The Partnership issued 2,714,647 units, representing assignments of limited partnership interests (the "Units"), to 4,192 investors. Unitholders and Limited Partners (other than the Initial Limited Partner) are collectively referred to as Recognized Owners. The General Partner is an affiliate of Equis Financial Group Limited Partnership (formerly known as American Finance Group), a Massachusetts limited partnership ("EFG"). The common stock of the General Partner is owned by AF/AIP Programs Limited Partnership. EFG and a wholly owned affiliate are the 99% limited partners and AFG Programs, Inc., a Massachusetts corporation that is wholly-owned by Geoffrey
A. MacDonald, is the 1% general partner. The General Partner is not required to make any other capital contributions to the Partnership except as may be required under the Uniform Act and Section 6.1(b) of the Amended and Restated Agreement and Certificate of Limited Partnership (the "Restated Agreement, as amended").

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

    The general partner of EFG, with a 1% controlling interest, is Equis Corporation, a Massachusetts corporation owned and controlled entirely by Gary
D. Engle, its President, Chief Executive Officer and sole Director. Equis Corporation also owns a controlling 1% general partner interest in EFG's 99% limited partner, GDE Acquisition Limited Partnership ("GDE LP"). Equis Corporation and GDE LP were established in December 1994 by Mr. Engle for the sole purpose of acquiring the business of AFG.

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

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

Additional purchases of aircraft (or proportionate interests in aircraft) occurred subsequent to each Closing. The six Interim Closings which occurred in 1990 and 1991 and the associated Units issued, purchase price and number of investors who became Recognized Owners of the Partnership are summarized below.

                                                                                                         RECOGNIZED
CLOSING DATE                                                              UNITS ISSUED  PURCHASE PRICE     OWNERS
------------------------------------------------------------------------  ------------  --------------  -------------
May 17, 1990............................................................    1,725,100    $ 43,127,500         2,600
August 2, 1990..........................................................      317,986       7,949,650           494
October 1, 1990.........................................................      159,510       3,987,750           251
December 27, 1990.......................................................      246,845       6,171,125           398
February 15, 1991.......................................................      112,796       2,819,900           173
June 28, 1991...........................................................      152,410       3,810,250           276
                                                                          ------------  --------------        -----
Totals..................................................................    2,714,647    $ 67,866,175         4,192
                                                                          ------------  --------------        -----
                                                                          ------------  --------------        -----

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

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF CASH FLOWS

    The Partnership considers liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. From time to time, the Partnership invests excess cash with large institutional banks in federal agency discount notes and in reverse repurchase agreements with overnight maturities. Under the terms of the agreements, title to the underlying securities passes to the Partnership. The securities underlying the agreements are book entry securities. At December 31, 1998, the Partnership had $3,316,450 invested in federal agency discount notes and in reverse repurchase agreements secured by U.S. Treasury Bills or interests in U.S. Government securities.

REVENUE RECOGNITION

    Rents are payable to the Partnership monthly or quarterly and no significant amounts are calculated on factors other than the passage of time. The leases are accounted for as operating leases and are

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP noncancellable. Rents received prior to their due dates are deferred. Future minimum rents are $1,444,692 are due as follows:

        For the year ending December 31, 1999 .............................................  $1,015,910
                                         2000 .............................................     349,318
                                         2001 .............................................      79,464
                                                                                             ----------
                                        Total .............................................  $1,444,692
                                                                                             ----------
                                                                                             ----------

    In December 1998, the Partnership and the other affiliated leasing programs owning interests in two McDonnell Douglas MD-82 aircraft entered into lease extension agreements with Finnair OY. The lease extensions, effective upon the expiration of the existing primary lease terms on April 28, 1999, extended the leases for nine months and two years, respectively. In aggregate, these lease extensions will provide additional lease revenue of approximately $876,000 to the Partnership.

    During the third quarter of 1998, Classic Airways Limited ("Classic"), a lessee of the Partnership, ceased paying rents related to the Partnership's Lockheed L-1011-100 aircraft. In October 1998, Classic was placed in liquidation. The Partnership's future minimum rents exclude $2,000,000 scheduled to be received from Classic under the existing lease agreement at December 31, 1998. The General Partner does not expect to collect any additional rents from Classic (see Note 7 for additional information).

    Revenue from major individual lessees which accounted for 10% or more of lease revenue during the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                                                1998        1997         1996
                                                                             ----------  ----------  ------------
Transmeridian Airlines, Inc................................................  $  876,667  $  971,500  $         --
  (One Boeing 727-251ADV)
American Trans Air, Inc....................................................  $  762,000  $  770,467  $    762,000
  (One Boeing 727-208 ADV)
Finnair OY.................................................................  $  639,923  $  639,752  $         --
  (Two MD-82)
Southwest Airlines, Inc....................................................  $  377,568  $  377,568  $         --
  (Three Boeing 737-2H4)
Classic Airways Limited....................................................  $  319,960  $       --  $         --
  (One Lockhead L-1011-100)
Northwest Airlines, Inc....................................................  $       --  $       --  $  1,421,629
  (One Boeing 727-200 ADV)
Cathay Pacific Airways Limited.............................................  $       --  $       --  $  1,419,024
  (Two Lockheed L-1011)

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EQUIPMENT ON LEASE

    All aircraft were acquired from EFG or one of its Affiliates. Equipment Cost means the actual cost paid by the Partnership to acquire the aircraft, including acquisition fees. Equipment cost reflects the

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP actual price paid for the aircraft by EFG or the Affiliate plus all actual costs incurred by EFG or the Affiliate while carrying the aircraft less, (a) for all aircraft other than the Boeing 727-208 ADV aircraft, the amount of all rents received by EFG or the Affiliate prior to selling the aircraft or, (b) with respect to the Boeing 727-208 ADV aircraft, rents received from the date of the commencement of the lease of the aircraft until the date of the sale to the Partnership.

DEPRECIATION

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

    The ultimate realization of residual value for any type of aircraft is dependent upon many factors, including EFG's ability to sell and re-lease aircraft. Changing market conditions, industry trends, technological advances, and many other events can converge to enhance or detract from asset values at any given time.

ACCRUED LIABILITIES--AFFILIATE

    Unpaid operating expenses paid by EFG on behalf of the Partnership and accrued but unpaid administrative charges and management fees are reported as Accrued Liabilities--Affiliate (see Note 4).

ALLOCATION OF PROFITS AND LOSSES

    For financial statement purposes, net income or loss is allocated to each Partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). See Note 6 concerning allocation of income or loss for income tax purposes.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

NET LOSS AND CASH DISTRIBUTIONS PER UNIT

    Net loss and cash distributions per Unit are based on 2,714,647 Units outstanding during each of the three years in the period ended December 31, 1998 and computed after allocation of the General Partner's 5% share of net loss and applicable share of cash distributions (see Note 1 for additional information).

PROVISION FOR INCOME TAXES

    No provision or benefit from income taxes is included in the accompanying financial statements. The Partners are responsible for reporting their proportionate shares of the Partnership's taxable income or loss and other tax attributes on their tax returns.

NOTE 3--EQUIPMENT

    The following is a summary of equipment owned by the Partnership at December 31, 1998. Remaining Lease Term (Months), as used below, represents the number of months remaining from December 31, 1998 under contracted lease terms. In the opinion of EFG, the acquisition cost of the equipment did not exceed its fair market value.

                                                REMAINING
                                               LEASE TERM      EQUIPMENT
EQUIPMENT TYPE                                  (MONTHS)        AT COST                    LOCATION
--------------------------------------------  -------------  -------------  ---------------------------------------
One Lockheed L-1011-100 (Classic)...........            0    $  16,644,138  Foreign
One Boeing 727-208 ADV (ATA)................            1       12,928,710  IN
One Boeing 727-251 ADV (Transmeridian)......            0        9,732,714  MN
Two McDonnell-Douglas MD-82 (Finnair).......        13-28        4,157,280  Foreign
Three Boeing 737-2H4 (Southwest)............           12        1,919,500  TX
                                                             -------------
Total equipment cost........................                    45,382,342
                                   Accumulated depreciation    (40,968,380)
                                                             -------------
                 Equipment, net of accumulated depreciation  $   4,413,962
                                                             -------------
                                                             -------------

    The costs of the two McDonnell-Douglas MD-82 aircraft and the three Boeing 737-2H4 aircraft represent proportionate ownership interests. The remaining interests are owned by other affiliated partnerships sponsored by EFG. All partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues, and expenses associated with the aircraft.

    In 1996, the Partnership completed the replacement of a Boeing 747 SP aircraft with a 14.85% ownership interest in two Finnair Aircraft at a total cost to the Partnership of $4,157,280. To acquire the ownership interest in the Finnair Aircraft, the Partnership paid $1,389,942 in cash and obtained financing of $2,767,338 from a third-party lender. The Partnership utilized $1,317,392 (classified as Contractual Right for Equipment at December 31, 1995) which had been deposited into a special-purpose escrow account through a third-party exchange agent pending the completion of the aircraft exchange. The balance of $72,550 was expended from the Partnership's cash reserves. The remaining ownership interest of 85.15% in the Finnair Aircraft is held by affiliated equipment leasing programs sponsored by EFG.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

    Certain of the equipment and related lease payment streams were used to secure term loans with third-party lenders. The preceding summary of equipment includes leveraged equipment having an original cost of approximately $6,077,000 and a net book value of approximately $4,308,000 at December 31, 1998. (See Note 5.)

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

    The Partnership recorded a write-down of aircraft carrying values, representing impairments related to the Partnership's L-1011 aircraft, during the year ended December 31, 1996. The resulting charge of $2,832,800 ($0.99 per limited partnership unit) was based on a comparison of estimated net realizable values and corresponding carrying values of the Partnership's aircraft.

    At December 31, 1998, the Partnership's Lockheed L-1011-100, Boeing 727-208 ADV and its Boeing 727-251 ADV were held for sale. The Boeing 727-251 ADV is fully depreciated and the Lockhead L-1011-100 had a book value of $106,275 at December 31, 1998. See Note 7 for additional discussion regarding these two aircraft. American Trans Air, Inc. ("ATA") has given the partnership irrevocable notice of its intention to purchase the Partnership's Boeing 727-208 Advanced aircraft for $3.1 million in April 1999, pursuant to a purchase option contained in the lease agreement. Following the expiration of the current lease agreement in January 1999, ATA will continue to lease the aircraft on a month-to-month basis at the existing base rent until the date of sale. This aircraft was fully depreciated at December 31, 1998.

NOTE 4--RELATED PARTY TRANSACTIONS

    All operating expenses incurred by the Partnership are paid by EFG on behalf of the Partnership and EFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 1998, which were paid or accrued by the Partnership to EFG or its Affiliates, are as follows:

                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
Equipment management fees...............................................  $    156,535  $    161,231  $    235,339
Administrative charges..................................................        53,676        50,304        28,694
Reimbursable operating expenses due to third parties....................     1,762,271     1,240,204     2,071,725
                                                                          ------------  ------------  ------------
      Total.............................................................  $  1,972,482  $  1,451,739  $  2,335,758
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    As provided under the terms of the Management Agreement, EFG is compensated for its services to the Partnership. Such services include acquisition and management of equipment. For acquisition services, EFG was compensated by an amount equal to 3.07% of Equipment Base Price paid by the Partnership. For

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

management services, EFG is compensated by an amount equal to 5% of gross operating lease rental revenue and 2% of gross full payout lease rental revenue received by the Partnership. Both acquisition and management fees are subject to certain limitations defined in the Management Agreement.

    Administrative charges represent amounts owed to EFG, pursuant to Section 10.4(c) of the Restated Agreement, as amended, for persons employed by EFG who are engaged in providing administrative services to the Partnership. Reimbursable operating expenses due to third parties represent costs paid by EFG on behalf of the Partnership which are reimbursed to EFG at actual cost.

    All equipment was purchased from EFG or one of its Affiliates. The Partnership's Purchase Price was determined by the method described in Note 2, Equipment on Lease.

    All rents and proceeds from the sale of equipment are paid directly to EFG. EFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At December 31, 1998, the Partnership was owed $71,178 by EFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 1999.

    Certain affiliates of the General Partner own Units in the Partnership as follows:

                                                                 NUMBER OF     PERCENT OF TOTAL
AFFILIATE                                                       UNITS OWNED    OUTSTANDING UNITS
-------------------------------------------------------------  -------------  -------------------
Old North Capital Limited Partnership........................       40,000              1.47%

    Old North Capital Limited Partnership ("ONC") is a Massachusetts limited partnerships formed in 1995 and an affiliate of EFG. The general partner of ONC is controlled by Gary D. Engle. In addition, the limited partnership interests of ONC are owned by Semele Group, Inc. ("Semele"). Gary D. Engle is Chairman and CEO of Semele.

NOTE 5--NOTES PAYABLE

    Notes payable at December 31, 1998 consisted of installment notes payable to banks of $1,896,665. The installment notes are non-recourse, with interest rates ranging between 8.65% and 8.89% and are collateralized by the equipment and assignment of the related lease payments. All of the notes were originated in connection with the Southwest Aircraft and the Finnair Aircraft. The installment notes related to the Southwest Aircraft will be fully amortized by noncancellable rents. The Partnership, has a balloon payment obligation at the expiration of the primary lease term related to the Finnair Aircraft of $1,411,035. The carrying amount of notes payable approximates fair value at December 31, 1998.

    All of the Partnership's installment notes payable mature during the year ending December 31, 1999.

NOTE 6--INCOME TAXES

    The Partnership is not a taxable entity for federal income tax purposes. Accordingly, no provision for income taxes has been recorded in the accounts of the Partnership.

    For financial statement purposes, the Partnership allocates net income or loss to each class of partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). This convention differs from the income or loss allocation requirements for income tax and Dissolution Event purposes as delineated in the Restated Agreement, as amended. For income tax reporting purposes, the Partnership allocates net income or loss in accordance with such agreement. The Restated Agreement, as amended, requires that upon dissolution of the Partnership, the General Partner

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 1998, the General Partner had a negative tax capital account balance of approximately $828,000.

    The following is a reconciliation between net loss reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1998, 1997 and 1996:

                                                                           1998           1997           1996
                                                                       -------------  -------------  -------------
Net loss.............................................................  $  (1,208,085) $  (1,762,752) $  (3,649,940)
Tax depreciation in excess of financial statement depreciation.......       (713,082)    (2,136,596)    (3,015,164)
Write-down of equipment..............................................             --             --      2,832,800
Deferred rental income...............................................       (119,070)        92,400       (402,839)
Other................................................................        362,435       (998,111)     1,501,218
                                                                       -------------  -------------  -------------
                                                                       $  (1,677,802) $  (4,805,059) $  (2,733,925)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

    The principal component of "Other" consists of the difference between the tax gain or loss on aircraft disposals and the financial statement gain or loss on aircraft disposals. It also includes reversal of certain maintenance reserves.

    The following is a reconciliation between partners' capital reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1998 and 1997:

                                                                                         1998           1997
                                                                                     -------------  -------------
Partners' capital..................................................................  $   5,632,042  $   6,840,127
  Add back selling commissions and organization and offering costs.................      7,085,240      7,085,240
  Cumulative difference between federal income tax and financial statement income
    (loss).........................................................................     (1,678,373)    (1,208,656)
                                                                                     -------------  -------------
Partners' capital for federal income tax reporting purposes........................  $  11,038,909  $  12,716,711
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    The cumulative difference between federal income tax and financial statement income (loss) represents a timing difference.

NOTE 7--LEGAL PROCEEDINGS

    In January 1998, certain plaintiffs (the "Plaintiffs") filed a class and derivative action, captioned LEONARD ROSENBLUM, ET AL. V. EQUIS FINANCIAL GROUP LIMITED PARTNERSHIP, ET AL., in the United States District Court for the Southern District of Florida (the "Court") on behalf of a proposed class of investors in 28 equipment leasing programs sponsored by EFG, including the Partnership (collectively, the "Nominal Defendants"), against EFG and a number of its affiliates, including the General Partner, as defendants (collectively, the "Defendants"). Certain of the Plaintiffs, on or about June 24, 1997, had filed an earlier derivative action, captioned LEONARD ROSENBLUM, ET AL. V. EQUIS FINANCIAL GROUP LIMITED PARTNERSHIP, ET AL., in the Superior Court of the Commonwealth of Massachusetts on behalf of the Nominal Defendants against the Defendants. Both actions are referred to herein collectively as the "Class Action Lawsuit".

    The Plaintiffs have asserted, among other things, claims against the Defendants on behalf of the Nominal Defendants for violations of the Securities Exchange Act of 1934, common law fraud, breach of contract, breach of fiduciary duty, and violations of the partnership or trust agreements that govern each of

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

the Nominal Defendants. The Defendants have denied, and continue to deny, that any of them have committed or threatened to commit any violations of law or breached any fiduciary duties to the Plaintiffs or the Nominal Defendants.

    On July 16, 1998, counsel for the Defendants and the Plaintiffs executed a Stipulation of Settlement setting forth terms pursuant to which a settlement of the Class Action Lawsuit is intended to be achieved and which, among other things, is expected to reduce the burdens and expenses attendant to continuing litigation. The Stipulation of Settlement was based upon and superseded a Memorandum of Understanding between the parties dated March 9, 1998 which outlined the terms of a possible settlement. The Stipulation of Settlement was filed with the Court on July 23, 1998 and was preliminarily approved by the Court on August 20, 1998 when the Court issued its "Order Preliminarily Approving Settlement, Conditionally Certifying Settlement Class and Providing for Notice of, and Hearing on, the Proposed Settlement" (the "August 20 Order"). Prior to issuing a final order, the Court will hold a fairness hearing that will be open to all interested parties and permit any party to object to the settlement. The investors of the Partnership and all other plaintiff class members in the Class Action Lawsuit will receive a Notice of Settlement and other information pertinent to the settlement of their claims that will be mailed to them in advance of the fairness hearing. Since first executing the Stipulation of Settlement, the Court has scheduled two fairness hearings, the first on December 11, 1998 and the second on March 19, 1999, each of which was postponed because of delays in finalizing certain information materials that are subject to regulatory review prior to being distributed to investors.

    On March 15, 1999, counsel for the Plaintiffs and the Defendants entered into an amended stipulation of settlement (the "Amended Stipulation") which was filed with the Court on March 15, 1999. The Amended Stipulation was preliminarily approved by the Court by its "Modified Order Preliminarily Approving Settlement, Conditionally Certifying Settlement Class and Providing For Notice of, and Hearing On, the Proposed Settlement" dated March 22, 1999 (the "March 22 Order"). The Amended Stipulation, among other things, divides the Class Action Lawsuit into two separate sub-classes that can be settled individually. This revision is expected to expedite the settlement of one sub-class by the middle of 1999. However, the second sub-class, involving the Partnership and 10 affiliated partnerships (collectively referred to as the "Exchange Partnerships"), is expected to remain pending for a longer period due, in part, to the complexity of the proposed settlement pertaining to this class.

    Specifically, the settlement of the second sub-class is premised on the consolidation of the Exchange Partnerships' net assets (the "Consolidation"), subject to certain conditions, into a single successor company ("Newco"). Under the proposed Consolidation, the partners of the Exchange Partnerships would receive both common stock in Newco and a cash distribution; and thereupon the Exchange Partnerships would be dissolved. In addition, EFG would contribute certain management contracts, operations personnel, and business opportunities to Newco and cancel its current management contracts with all of the Exchange Partnerships. Newco would operate as a finance company specializing in the acquisition, financing and servicing of equipment leases for its own account and for the account of others on a contract basis. Newco also would use its best efforts to list its shares on the Nasdaq National Market or another national exchange or market as soon after the Consolidation as Newco deems that market conditions and its business operations are suitable for listing its shares and Newco has satisfied all necessary regulatory and listing requirements. The potential benefits and risks of the Consolidation will be presented in a Solicitation Statement that will be mailed to all of the partners of the Exchange Partnerships as soon as the associated regulatory review process is completed and at least 60 days prior to the fairness hearing. A preliminary Solicitation Statement was filed with the Securities and Exchange Commission on August 24,

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

1998 and remains pending. Class members will be notified of the actual fairness hearing date when it is confirmed.

    One of the principal objectives of the Consolidation is to create a company that would have the potential to generate more value for the benefit of existing limited partners than other alternatives, including continuing the Partnership's customary business operations until all of its assets are disposed in the ordinary course of business. To facilitate the realization of this objective, the Amended Stipulation provides, among other things, that commencing March 22, 1999, the Exchange Partnerships may collectively invest up to 40% of the total aggregate net asset values of all of the Exchange Partnerships in any investment, including additional equipment and other business activities that the general partners of the Exchange Partnerships and EFG reasonably believe to be consistent with the anticipated business interests and objectives of Newco, subject to certain limitations, including that the Exchange Partnerships retain sufficient cash balances to pay their respective shares of the cash distribution referenced above in connection with the proposed Consolidation.

    In the absence of the Court's authorization to enter into such activities, the Partnership's Restated Agreement, as amended, would not permit new investment activities without the approval of limited partners owning a majority of the Partnership's outstanding Units. Accordingly, to the extent that the Partnership invests in new equipment, the Manager (being EFG) will (i) defer, until the earlier of the effective date of the Consolidation or December 31, 1999, any acquisition fees resulting therefrom and (ii) limit its management fees on all such assets to 2% of rental income. In the event that the Consolidation is consummated, all such acquisition and management fees will be paid to Newco. To the extent that the Partnership invests in other business activities not consisting of equipment acquisitions, the Manager will forego any acquisition fees and management fees related to such investments. In the event that the Partnership has acquired new investments, but the Partnership does not participate in the Consolidation, Newco will acquire such new investments for an amount equal to the Partnership's net equity investment plus an annualized return thereon of 7.5%. Finally, in the event that the Partnership has acquired new investments and the Consolidation is not effected, the General Partner will use its best efforts to divest all such new investments in an orderly and timely fashion and the Manager will cancel or return to the Partnership any acquisition or management fees resulting from such new investments.

    The Amended Stipulation and previous Stipulation of Settlement prescribe certain conditions necessary to effecting final settlements, including providing the partners of the Exchange Partnerships with the opportunity to object to the participation of their partnership in the Consolidation. Assuming the proposed settlement is effected according to present terms, the Partnership's share of legal fees and expenses related to the Class Action Lawsuit is estimated to be approximately $76,200 all of which was accrued and expensed by the Partnership in 1998. In addition, the Partnership's share of fees and expenses related to the proposed Consolidation is estimated to be approximately $255,600, all of which was accrued and expensed by the Partnership in 1998.

    While the Court's August 20 Order enjoined certain class members, including all of the partners of the Partnership, from transferring, selling, assigning, giving, pledging, hypothecating, or otherwise disposing of any Units pending the Court's final determination of whether the settlement should be approved, the March 22 Order permits the partners to transfer Units to family members or as a result of the divorce, disability or death of the partner. No other transfers are permitted pending the Court's final determination of whether the settlement should be approved. The provision of the August 20 Order which enjoined the General Partners of the Exchange Partnerships from, among other things, recording any transfers not in accordance with the Court's order remains effective.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

    There can be no assurance that settlement of either sub-class of the Class Action Lawsuit will receive final Court approval and be effected. There also can be no assurance that all or any of the Exchange Partnerships will participate in the Consolidation because if limited partners owning more than one-third of the outstanding Units of a partnership object to the Consolidation, then that partnership will be excluded from the Consolidation. The General Partner and its affiliates, in consultation with counsel, concur that there is a reasonable basis to believe that final settlements of each sub-class will be achieved. However, in the absence of final settlements approved by the Court, the Defendants intend to defend vigorously against the claims asserted in the Class Action Lawsuit. Neither the General Partner nor its affiliates can predict with any degree of certainty the cost of continuing litigation to the Partnership or the ultimate outcome.

    In addition to the foregoing, the Partnership is a party to other lawsuits that have arisen out of the conduct of its business, principally involving disputes or disagreements with lessees over lease terms and conditions. The following actions had not been finally adjudicated at December 31, 1998:

ACTION INVOLVING CLASSIC AIRWAYS LIMITED

    In September 1998, a lessee of the Partnership, Classic Airways Limited ("Classic"), ceased paying rent to the Partnership with respect to an L-1011-100 aircraft. In October 1998, Classic filed for receivership in the United Kingdom ("UK") and was placed in liquidation. Prior to its liquidation, Classic had incurred and failed to pay significant airport ground fees to BAA plc, Eurocontrol, and CAA (collectively, the "Airport Authorities"). The failure of Classic to pay such charges resulted in detention of the aircraft by the Airport Authorities. In addition, the Airport Authorities have continued to charge incremental ground fees and expenses to the aircraft and have grounded the aircraft pending collection of such amounts, which are approximately $284,000 in total. Under UK law, the Airport Authorities have the right not only to detain the aircraft, but to sell the aircraft at auction in order to satisfy their outstanding fees. Accordingly, it is anticipated that the Partnership will be required to pay at least a portion of the airport charges in order to recover the aircraft. The General Partner has engaged counsel to represent the Partnership's interests in the UK and; presently, counsel is negotiating with the Airport Authorities to resolve the issue of the unpaid charges so that the aircraft can be flown to the United States or otherwise remarketed. The parties have not executed a final settlement agreement; however, the Airport Authorities have indicated a willingness to reach a compromise. Based upon recent discussions, the Partnership accrued and expensed approximately $167,000 to cover the cost of settling the airport charges, all of which was recorded in the fourth quarter of 1998. At the date of Classic's liquidation, the Partnership had accrued $160,000 of rental income which had not been collected from Classic and all of which was written-off as uncollectible in the third quarter of 1998. The General Partner does not expect that any funds are likely to be recovered from Classic in connection with this matter.

ACTION INVOLVING NORTHWEST AIRLINES, INC.

    On September 22, 1995, Investors Asset Holding Corp. and First Security Bank, N.A., trustees of the Partnership and certain affiliated investment programs (collectively, the "Plaintiffs"), filed an action in United States District Court for the District of Massachusetts against a lessee of the Partnership, Northwest Airlines, Inc. ("Northwest"). The Complaint alleges that Northwest did not fulfill its maintenance obligations under its Lease Agreements with the Plaintiffs and seeks declaratory judgment concerning Northwest's obligations and monetary damages. Northwest filed an Answer to the Plaintiffs' Complaint and a motion to transfer the venue of this proceeding to Minnesota. The Court denied Northwest's motion. On June 29, 1998, a United States Magistrate Judge recommended entry of partial summary judgment in

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

favor of the Plaintiffs. Northwest appealed this decision and a hearing was scheduled for January 1999 by the District Judge to consider arguments and review the Magistrate's recommendation. A ruling by the District Judge remains pending. The General Partner believes that the Plaintiff's claims ultimately will prevail and that the Partnership's financial position will not be adversely affected by the outcome of this action.

FIRST ACTION INVOLVING TRANSMERIDIAN AIRLINES

    On October 11, 1996, Prime Air Inc. d/b/a Transmeridian Airlines (the "Plaintiff") filed an action in the 61st Judicial District Court of Harris County, Texas (the "Court") entitled PRIME AIR, INC. D/B/A TRANSMERIDIAN AIRLINES V. INVESTORS ASSET HOLDING CORP., AS TRUSTEE FOR AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP, PLM INTERNATIONAL, AND NAVCOM AVIATION, INC. (collectively, the "Defendants"). In that action, the Plaintiff claimed damages of more than $3 million for alleged breach of contract, fraud, civil conspiracy, tortious interference of business relations, negligent misrepresentation, negligence and gross negligence, and punitive damages against the Defendants in connection with Transmeridian's lease of a Boeing 727-251 ADV jet aircraft from the Partnership. On November 7, 1996, PLM removed the action to United States District Court for the Southern District of Texas. On February 14, 1997, the Defendants answered the Plaintiff's Complaint denying the allegations made therein and asserting various defenses. Extensive discovery has been taken and is continuing. The Court has placed this action on the trial calendar for July/August, 1999.

    On July 31, 1998, the Court granted IAHC's motion to strike Plaintiff's fraud and negligent misrepresentation claims due to failure to plead with particularity; however, the Court dismissed IAHC's motion for summary judgment. The Plaintiff has provided a revised expert report claiming actual damages of approximately $8.5 million and is seeking punitive damages and both pre-judgment and post-judgment interest. The General Partner believes that the Plaintiff's claims are without merit and intends to defend such action vigorously. While there is no certainty as to the outcome of this litigation, the General Partner, in consultation with counsel, does not believe that the Plaintiff ultimately will obtain a successful judgment against IAHC or PLM. Therefore, the General Partner does not believe that the outcome of this litigation will adversely affect the Partnership's financial position. See Note 8, Subsequent Event.

SECOND ACTION INVOLVING TRANSMERIDIAN AIRLINES

    On November 9, 1998, Investors Asset Holding Corp., as Trustee for the Partnership (the "Plaintiff"), filed an action in Superior Court of the Commonwealth of Massachusetts in Suffolk County against Prime Air, Inc. d/b/a Transmeridian Airlines ("Transmeridian"), Atkinson & Mullen Travel, Inc., and Apple Vacations, West, Inc., both d/b/a Apple Vacations, asserting various causes of action for declaratory judgment and breach of contract. The action subsequently was removed to United States District Court for the District of Massachusetts. The Plaintiff has filed an Amended Complaint asserting claims for breaches of contract and covenant of good faith and fair dealing against Transmeridian and breach of guaranty against Apple Vacations.

    In October 1998, an aircraft leased by Transmeridian (being the same aircraft in the above-referenced "First action involving Transmeridian Airlines") was damaged in an on-ground accident at the Caracas, Venezuela airport. The aircraft currently is undergoing repairs at a repair facility in Louisiana; however, it is anticipated that the repairs will not be completed for several months and are likely to extend into late summer 1999. The cost to repair the aircraft is estimated to be at least $350,000. The Plaintiff alleges that Transmeridian, among other things, has impeded the Partnership's ability to terminate two engine lease

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       NOTES TO THE FINANCIAL STATEMENTS

                                  (CONTINUED)

contracts between the Partnership and a third party. The Plaintiff intends to pursue insurance coverage and also to enforce written guarantees issued by Apple Vacations that absolutely and unconditionally guarantee Transmeridian's performance under the lease and is seeking recovery of all costs, lost revenue and monetary damages in connection with this matter. Discovery has not yet commenced, and although the General Partner plans to vigorously pursue this action, it is too early to predict the Plaintiff's likelihood of success. The aircraft was fully depreciated at December 31, 1998 for financial reporting purposes.

NOTE 8--SUBSEQUENT EVENT

    On March 19, 1999, the Court referenced in connection with the "First action involving Transmeridian Airlines" described in Note 7 herein, issued its preliminary order dismissing all of the Plaintiff's claims against Investors Asset Holding Corporation and PLM International, Inc.

                        ADDITIONAL FINANCIAL INFORMATION

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

        SCHEDULE OF EXCESS (DEFICIENCY) OF TOTAL CASH GENERATED TO COST
                             OF EQUIPMENT DISPOSED

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

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

    The following is a summary of cash excess (deficiency) associated with the aircraft disposition which occurred in the years ended December 31, 1998 and 1996. No aircraft were disposed of during the year ended December 31, 1997.

                                                                                            1998          1996
                                                                                        ------------  ------------
Rents earned prior to disposal of aircraft............................................  $  4,150,170  $ 11,072,532
Sale proceeds realized upon disposition of aircraft...................................       553,699     3,535,649
                                                                                        ------------  ------------
Total cash generated from rents and aircraft sale proceeds............................     4,703,869    14,608,181
Original acquisition cost of aircraft disposed........................................     5,248,872    11,164,679
                                                                                        ------------  ------------
Excess (deficiency) of total cash generated to cost of aircraft disposed..............  $   (545,003) $  3,443,502
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

           STATEMENT OF CASH AND DISTRIBUTABLE CASH FROM OPERATIONS,
                             SALES AND REFINANCINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                        SALES AND
                                                                        OPERATIONS    REFINANCINGS       TOTAL
                                                                       -------------  -------------  -------------
Net income (loss)....................................................  $  (1,335,350) $     127,265  $  (1,208,085)
Add:
  Depreciation.......................................................      2,451,737             --      2,451,737
  Management fees....................................................        156,535             --        156,535
  Book value of disposed equipment...................................             --        426,434        426,434
Less:
  Principal repayment of notes payable...............................       (780,855)            --       (780,855)
                                                                       -------------  -------------  -------------
  Cash from operations, sales and refinancings.......................        492,067        553,699      1,045,766
Less:
  Management fees....................................................       (156,535)            --       (156,535)
                                                                       -------------  -------------  -------------
  Distributable cash from operations, sales and refinancings.........        335,532        553,699        889,231
Other sources and uses of cash:
  Cash at beginning of year..........................................             --      2,102,494      2,102,494
  Net change in receivables and accruals.............................        434,037             --        434,037
                                                                       -------------  -------------  -------------
Cash at end of year..................................................  $     769,569  $   2,656,193  $   3,425,762
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                      SCHEDULE OF COSTS REIMBURSED TO THE
                 GENERAL PARTNER AND ITS AFFILIATES AS REQUIRED
                  BY SECTION 10.4 OF THE AMENDED AND RESTATED
                AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

                               DECEMBER 31, 1998

    For the year ended December 31, 1998, the Partnership reimbursed the General Partner and its Affiliates for the following costs:

Operating expenses...................  $1,381,437