Form 10-K, Exhibit 13
period 1999-12-31
AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
filed 2000-03-30
CIK 853937

                                                                      Exhibit 13

                  AIRFUND II International Limited Partnership


                Annual Report to the Partners, December 31, 1999

                  AIRFUND II International Limited Partnership

                     INDEX TO ANNUAL REPORT TO THE PARTNERS

                                                                           Page
                                                                           ----
SELECTED FINANCIAL DATA                                                       2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                                         3-8


FINANCIAL STATEMENTS:

Report of Independent Auditors                                                9

Statement of Financial Position
at December 31, 1999 and 1998                                                10

Statement of Operations
for the years ended December 31, 1999, 1998 and 1997                         11

Statement of Changes in Partners' Capital
for the years ended December 31, 1999, 1998 and 1997                         12

Statement of Cash Flows
for the years ended December 31, 1999, 1998 and 1997                         13

Notes to the Financial Statements                                         14-27


ADDITIONAL FINANCIAL INFORMATION:

Schedule of Excess (Deficiency) of Total Cash
Generated to Cost of Equipment Disposed                                      28

Statement of Cash and Distributable
Cash From Operations, Sales and Refinancings                                 29

Schedule of Costs Reimbursed to the General Partner
and its Affiliates as Required by Section 10.4 of the Amended
and Restated Agreement and Certificate of Limited Partnership                30

                             SELECTED FINANCIAL DATA


     The following data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements.

   For each of the years in the five year period ended December 31, 1999:


    Summary of
    Operations              1999          1998         1997            1996         1995
--------------------     ----------   -----------   -----------    -----------   -----------
Lease revenue            $1,841,170   $ 3,130,704   $ 3,224,618    $ 4,706,774   $ 6,585,836
Net income (loss)        $1,892,009   $(1,208,085)  $(1,762,752)   $(3,649,940)  $(5,286,053)

Per Unit:
   Net income (loss)     $     0.66   $     (0.42)  $     (0.62)   $     (1.28)  $     (1.85)
   Cash distributions    $       --   $        --   $        --    $      2.25   $      1.75

Financial Position
------------------
Total assets             $9,112,479   $ 8,076,569   $ 9,765,106    $13,163,812   $21,432,133
Total long-term
   obligations           $  981,775   $ 1,896,665   $ 2,677,520    $ 3,419,785   $ 1,432,396
Partners' capital        $7,524,051   $ 5,632,042   $ 6,840,127    $ 8,602,879   $18,637,361

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             Year ended December 31, 1999 compared to the year ended December 31, 1998 and the year ended December 31, 1998 compared to the year ended December 31, 1997

     Certain statements in this annual report of AIRFUND II International Limited Partnership (the "Partnership") that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to a variety of risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those expressed in any forward-looking statements made herein. These factors include, but are not limited to, the outcome of the Class Action Lawsuit described in Note 7 to the accompanying financial statements and the remarketing of the Partnership's equipment.

Overview

     As an equipment leasing partnership, the Partnership was organized to acquire and lease a portfolio of commercial jet aircraft subject to lease agreements with third parties. During 1990 and 1991, the Partnership purchased four commercial jet aircraft and a proportionate interest in two additional aircraft which were leased by major carriers engaged in passenger transportation. Initially, each aircraft generated rental revenue pursuant to primary-term lease agreements. Subsequently, all of the aircraft in the Partnership's original portfolio have been re-leased, renewed, exchanged for other aircraft, or sold. In addition, see below for discussion related to the detention and subsequent loss of one of the Partnership's aircraft in the United Kingdom. At December 31, 1999, the Partnership owned one aircraft, two aircraft engines and proportionate interests in five additional aircraft. In addition, the Partnership is a Nominal Defendant in a Class Action Lawsuit, the outcome of which could significantly alter the nature of the Partnership's organization and its future business operations. See Note 7 to the accompanying financial statements. Pursuant to the Amended and Restated Agreement and Certificate of Limited Partnership (the "Restated Agreement, as amended"), the Partnership is scheduled to be dissolved by December 31, 2005.

Year 2000 Issue

     The Partnership uses information systems provided by Equis Financial Group Limited Partnership ("EFG") and has no information systems of its own. EFG completed all Year 2000 readiness work prior to December 31, 1999 and did not experience any significant problems. Additionally, EFG is not aware of any outside customer or vendor that experienced a Year 2000 issue that would have a material effect on the Partnership's results of operations, liquidity, or financial position. However, EFG has no means of ensuring that all customers, vendors and third-party servicers have conformed to Year 2000 standards. The effect of this risk to the Partnership is not determinable.

Results of Operations

     For the year ended December 31, 1999, the Partnership recognized lease revenue of $1,841,170 compared to $3,130,704 and $3,224,618 for the years ended December 31, 1998 and 1997, respectively. The decrease in lease revenue from 1998 to 1999 was due primarily to the non-payment of rents by the lessee of the Partnership's Lockheed L-1011-100 aircraft and that lessee's subsequent liquidation (see below), the non-payment of rents by the lessee of the Partnership's Boeing 727-251 ADV aircraft (see below) and the sale of its Boeing 727-208 ADV aircraft and its interest in a Lockheed L-1011-50 aircraft in April 1999 and April 1998, respectively. The decrease in the Partnership's lease revenue from 1997 to 1998 was due primarily to the sale of the Partnership's interest in the Lockheed L-1011-50 aircraft and a scheduled reduction in the lease rent payable under the lease agreement related to the Partnership's Boeing 727-251 ADV aircraft. Such decrease was partially offset by an increase in lease revenue recognized related to the Partnership's Lockheed L-1011-100 aircraft (see below). In the future, the Partnership's aggregate lease revenue is expected to decline due to the expiration of the lease terms related to the Partnership's remaining aircraft and the ultimate sale of those aircraft.

     The leases related to the three Boeing 737-2H4 aircraft, in which the Partnership holds proportionate interests, expired on December 31, 1999 and collectively provided lease revenue of $94,392 per quarter to the Partnership. The three aircraft are current being stored in a warehouse while the General Partner attempts to remarket these aircraft (see additional discussion below). The two McDonnell-Douglas MD-82 aircraft, in which the Partnership holds a proportionate interest, are currently on lease to Finnair OY (the "Finnair Aircraft"). These leases, which were renewed upon the expiration of the primary lease terms in April 1999, expire in January 2000 and April 2001 and each generates lease revenue of approximately $80,000 per quarter to the Partnership.

     The Partnership's Boeing 727-251 ADV aircraft was damaged in an on-ground accident in October 1998 while being leased on a month-to-month basis by Transmeridian Airlines, Inc. ("Transmeridian"). This lease had been generating lease revenue of $70,000 per month to the Partnership. In September 1999, Transmeridian ceased paying rent with respect to this aircraft. See discussion below and Notes 7 and 8 to the accompanying financial statements for details regarding legal action undertaken by the Partnership related to this situation and the remarketing of this aircraft in 2000. The Partnership recognized lease revenue of $560,000, $876,667 and $971,500 related to this aircraft during the years ended December 31, 1999, 1998 and 1997, respectively.

     In August 1998, Classic Airways Limited ("Classic") ceased paying rent with respect to the Partnership's Lockheed L-1011-100 jet aircraft. In October 1998, Classic filed for receivership in the United Kingdom ("UK") and was placed in liquidation (see further discussion below). The Partnership earned lease revenue in the amount of approximately $320,000 and $145,000 related to this aircraft during the years ended December 31, 1998 and 1997, respectively.

     At December 31, 1999, the Partnership held proportionate ownership interests in the Southwest Aircraft and the Finnair Aircraft (see Note 3 to the accompanying financial statements). The remaining interests are owned by other affiliated partnerships sponsored by EFG. All partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues and expenses associated with the aircraft.

     Interest income for the year ended December 31, 1999 was $267,788 compared to $158,844 and $110,635 for the years ended December 31, 1998 and 1997, respectively. Interest income is typically generated from temporary investments of rental receipts and equipment sale proceeds in short-term instruments.

     In April 1999, the Partnership sold its Boeing 727-208 ADV aircraft, previously leased to American Trans Air, Inc. ("ATA"), to the lessee for net proceeds of $3,109,500. The aircraft was fully depreciated at the time of sale, resulting in a net gain, for financial statement purposes, of $3,109,500. The Partnership recognized lease revenue of approximately $246,000, $762,000 and $770,000 related to this aircraft for the year ended December 31, 1999, 1998 and 1997, respectively.

     In April 1998, the Partnership sold its proportionate interest in a Lockheed L-1011-50 aircraft to Aer Lease Limited ("Aer Lease") for net proceeds of $553,699. The Partnership's interest in the aircraft had a net book value of $426,434 at the time of disposal, resulting in a net gain for financial statement purposes, of $127,265. The Partnership recognized aggregate lease revenue of approximately $155,000 related to this aircraft during the years ended December 31, 1998 and 1997, respectively.

     The ultimate realization of residual value for any aircraft will be dependent upon many factors, including EFG's ability to sell and re-lease the aircraft. Changes in market conditions, industry trends, technological advances, and other events could converge to enhance or detract from asset values at any given time. EFG attempts to monitor these changes and the airline industry in order to identify opportunities which may be advantageous to the Partnership and which will maximize total cash returns for each aircraft.

     The total economic value realized for each aircraft is comprised of all primary lease term revenue generated from that aircraft, together with its residual value. The latter consists of cash proceeds realized upon the aircraft's sale in addition to all other cash receipts obtained from renting the aircraft on a re-lease, renewal or month-to-month basis. Consequently, the amount of gain or loss reported in the financial statements is not necessarily indicative of the total residual value the Partnership achieved from leasing the aircraft.

     Interest expense was $120,701 or 6.6% of lease revenue in 1999 compared to $200,679 or 6.4% of lease revenue in 1998 and $268,916 or 8.3% of lease revenue in 1997. Interest expense in future periods will continue to decline as the principal balance of notes payable is reduced through the application of rent receipts to outstanding debt. See additional discussion below regarding the refinancing of certain indebtedness in 2000.

     Management fees were 5% of lease revenue during 1999, 1998 and 1997 and will not change as a percentage of lease revenue in future periods.

     Operating expenses were $2,059,346, $1,815,947 and $1,290,508 for the years ended December 31, 1999, 1998 and 1997, respectively. Operating expenses in the year ended December 31, 1999 include engine leasing costs of $984,000 incurred related to the aircraft leased to Transmeridian and legal costs related to the Partnership's ongoing litigation (refer to Note 7 to the accompanying financial statements). In addition, during 1999, the Partnership accrued approximately $201,000 for the completion of a D-Check incurred to facilitate the remarketing of the Finnair Aircraft having a lease agreement which expired in January 2000 (see Note 8 to the accompanying financial statements). Operating expenses in 1999 also include approximately $50,000 accrued for certain legal and Consolidation expenses related to the Class Action Lawsuit described in Note 7 to the financial statements. During the year ended December 31, 1998, the Partnership incurred or accrued approximately $332,000 for such expenses related to the Class Action Lawsuit. In addition, the increase in operating expenses from 1997 to 1998 also resulted from legal costs incurred in connection with legal proceedings related to Northwest Airlines, Inc. and Classic (refer to Note 7 to the financial statements). In 1997, the Partnership's operating expenses included significant heavy maintenance expenses incurred to facilitate the remarketing of certain of its aircraft. Other operating expenses consist principally of professional service costs, such as audit and other legal fees, as well as insurance, printing, distribution and other remarketing expenses. Depreciation was $1,054,343, $2,451,737 and $3,377,350 for the years ended December 31, 1999, 1998 and 1997, respectively.

Liquidity and Capital Resources and Discussion of Cash Flows

     In connection with a preliminary settlement agreement for the Class Action Lawsuit described in Note 7 to the accompanying financial statements, the Partnership is permitted to invest in new equipment or other business activities, subject to certain limitations. On March 8, 2000, the Partnership invested $3,640,000 in a debt instrument that matures in September 2002. (See Notes 7 and 8 to the accompanying financial statements for additional information concerning this transaction.)

     The Partnership by its nature is a limited life entity. As an aircraft equipment leasing program, the Partnership's principal operating activities derive from aircraft rental transactions. Accordingly, the Partnership's principal source of cash from operations is provided by the collection of periodic rents. These cash inflows are used to satisfy debt service obligations associated with leveraged leases, and to pay management fees and operating costs. Operating activities generated net cash inflows of $99,270, $1,550,424 and $496,997 in 1999, 1998 and 1997, respectively. Future renewal, re-lease and aircraft sales activities will continue to cause a decline in the Partnership's lease revenues and corresponding sources of operating cash. The Partnership has also expended substantial funds in the years ended December 31, 1999, 1998 and 1997 related to legal costs, aircraft refurbishment and remarketing expenses and engine lease costs. Overall, expenses associated with rental activities, such as management fees, and net cash flow from operating activities will decline as the Partnership remarkets its aircraft. The Partnership, however, will continue to incur costs to facilitate the successful remarketing of its aircraft in the future. Ultimately, the Partnership will dispose of all aircraft under lease. This will occur principally through sale transactions whereby each aircraft will be sold to the existing lessee or to a third party. Generally, this will occur upon expiration of each aircraft's primary or renewal/re-lease term.

     Cash realized from aircraft disposal transactions is reported under investing activities on the accompanying Statement of Cash Flows. In 1999, the Partnership received sales proceeds of $3,109,500 related to its Boeing 727-208 ADV aircraft formerly leased to ATA. During the year ended December 31, 1998, the Partnership sold its interest in a Lockheed L-1011-50 aircraft and realized net cash proceeds of $553,699. There were no aircraft sales during 1997. Future inflows of cash from aircraft disposals will vary in timing and amount and will be influenced by many factors including, but not limited to, the frequency and timing of lease expirations, the type of aircraft being sold, their condition and age, and future market conditions.

     At December 31, 1999, the Partnership was due aggregate future minimum lease payments of $397,318 from contractual lease agreements (see Note 2 to the financial statements), a portion of which will be used to amortize the principal balance of notes payable of $981,775 (see Note 5 to the financial statements). At the expiration of the individual lease terms underlying the Partnership's future minimum lease payments, the Partnership will sell its aircraft or enter re-lease or renewal agreements when considered advantageous by the General Partner and EFG. Such future remarketing activities will result in the realization of additional cash inflows in the form of aircraft sale proceeds or rents from renewals and re-leases, the timing and extent of which cannot be predicted with certainty. This is because the timing and extent of remarketing events often is dependent upon the needs and interests of the existing lessees. Some lessees may choose to renew their lease contracts, while others may elect to return the aircraft. In the latter instances, the aircraft could be re-leased to another lessee or sold to a third party. Accordingly, as the terms of the currently existing contractual lease agreements expire, the cash flows of the Partnership will become less predictable. In addition, the Partnership will need cash outflows to satisfy interest on indebtedness and to pay management fees and operating expenses.

     The Partnership's Boeing 727-251 ADV aircraft formerly leased by Transmeridian is currently being stored at a repair facility in Louisiana. In March 2000, the Partnership accepted an offer to sell this aircraft to a third party for $750,000 (see Note 8 to the financial statements). This sale, which is subject to certain conditions, is expected to close in the second quarter of 2000.

     In August 1998, a lessee of the Partnership, Classic, ceased paying rent to the Partnership with respect to a Lockheed L-1011-100 Aircraft (the "Aircraft") and the Partnership terminated the lease. Classic then filed for receivership in the United Kingdom ("UK") and was placed in liquidation. Prior to its liquidation, Classic had incurred and failed to pay significant airport ground fees to BAA plc, Eurocontrol, and CAA (collectively, the "Airport Authorities"). Classic's failure to pay such charges resulted in detention of the Aircraft by BAA plc. The total of ground fees and expenses asserted by the Airport Authorities, which continued to accrue after the detention began, exceeded $1,500,000 at November 30, 1999. Prior to that date, the General Partner had attempted to reach a negotiated settlement with the Airport Authorities so that the Aircraft could be returned to the Partnership. Those negotiations were unsuccessful and the General Partner determined that the amount of fees owed to the Airport Authorities was in excess of the Aircraft's value and, therefore, it would not be in the Partnership's best interests to pay these fees.

     BAA plc obtained a judgment from a UK Court entitling it to sell the aircraft to satisfy the unpaid charges and, on December 8, 1999, the Aircraft was sold at auction. It is believed that the sale price was insufficient to satisfy the aggregate fees owed to the Airport Authorities. Accordingly, the Partnership will not realize any portion of the sale proceeds obtained by BAA plc nor any future residual value from the Aircraft. Notwithstanding the foregoing, the Partnership continues to hold the Aircraft's records, which may have some value independent of the value of the Aircraft, as well as two engines that had been removed from the Aircraft for maintenance prior to Classic's liquidation. The value of these items is being evaluated presently. At the date of Classic's liquidation, the Partnership had accrued $160,000 of rental income which had not been collected from Classic and all of which was written off as uncollectible in the third quarter of 1998. The Aircraft, including the two engines that were removed for maintenance, had been fully depreciated prior to the auction by BAA plc. Subsequent to the auction, the Aircraft (except for the two engines) was written off by the Partnership.

     The Partnership obtained long-term financing in connection with the Southwest Aircraft and the Finnair Aircraft. The corresponding note agreements are recourse only to the specific equipment financed and to the minimum rental payments contracted to be received during the debt amortization period. As rental payments are collected, they are used to repay principal and interest. The debt related to the Southwest Aircraft was fully amortized during 1999.

     In December 1998, the Partnership and certain affiliated investment programs owning interests in two McDonnell Douglas MD-82 aircraft (collectively, the "Programs") entered into lease extension agreements with Finnair OY. The lease extensions, effective upon the expiration of the existing primary lease terms on April 28, 1999, extended the leases for nine months and two years, respectively. All of the future minimum lease payments contracted to be received by the Partnership (see above) result from these lease extensions.

     On April 29, 1999, the Programs entered into agreements with a third-party lender to extend the maturity dates of the Programs' indebtedness related to the Finnair Aircraft. Consistent with the extension terms of the lease agreements related to the Finnair Aircraft discussed above, the maturity dates of the indebtedness were extended to January 2000 and April 2001, respectively. The Partnership has balloon payment obligations of $499,815 and $133,261 related to this indebtedness that is due on the respective maturity dates. In February 2000, the Programs refinanced the indebtedness maturing in January 2000 (see
Note 8 to the financial statements).

     There are no formal restrictions under the Restated Agreement, as amended, that materially limit the Partnership's ability to pay cash distributions, except that the General Partner may suspend or limit cash distributions to ensure that the Partnership maintains sufficient working capital reserves to cover, among other things, operating costs and potential expenditures, such as refurbishment costs to remarket aircraft upon lease expiration. Liquidity is especially important as the Partnership matures and sells aircraft, because the remaining aircraft portfolio consists of fewer revenue-producing assets that are available to cover prospective cash disbursements. Insufficient liquidity could inhibit the Partnership's ability to sustain its operations or maximize the realization of proceeds from remarketing its remaining aircraft.

     The management and remarketing of aircraft can involve, among other things, significant costs and lengthy remarketing initiatives. Although the Partnership's lessees are required to maintain the aircraft during the period of lease contract, repair, maintenance, and/or refurbishment costs at lease expiration can be substantial. For example, an aircraft that is returned to the Partnership meeting minimum airworthiness standards, such as flight hours or engine cycles, nonetheless may require heavy maintenance in order to bring its engines, airframe and other hardware up to standards that will permit its prospective use in commercial air transportation. At December 31, 1999, the Partnership had ownership interests in six commercial jet aircraft (and two aircraft engines). Three of the aircraft are Boeing 737 aircraft formerly leased to Southwest Airlines, Inc. The lease agreements for each of these aircraft expired on December 31, 1999 and Southwest elected to return the aircraft. A fourth aircraft, a Boeing 727 aircraft formerly leased to Transmeridian, is being stored at a repair facility in Louisiana. Each of these aircraft are Stage 2 aircraft, meaning that they are prohibited from operating in the United States after December 31, 1999 unless they are retro-fitted with hush-kits to meet Stage 3 noise regulations promulgated by the Federal Aviation Administration. The cost to hush-kit an aircraft, such as the Partnership's Boeing 727 and Boeing 737s, can approach $2 million. At this time, the General Partner is attempting to remarket these assets without further capital investment by either re-leasing the aircraft to a user outside of the United States or selling the aircraft as they are without retro-fitting the aircraft to conform to Stage 3 standards. The remaining two aircraft in the Partnership's portfolio already are Stage 3 compliant. One of these aircraft had a lease term that expired in January 2000 and is being held in storage pending the outcome of ongoing remarketing efforts. The other aircraft has a lease term expiring in April 2001.

     The Partnership's capital account balances for federal income tax and for financial reporting purposes are different primarily due to differing treatments of income and expense items for income tax purposes in comparison to financial reporting purposes (generally referred to as permanent or timing differences; see Note 6 to the financial statements). For instance, selling commissions and organization and offering costs pertaining to syndication of the Partnership's limited partnership units are not deductible for federal income tax purposes, but are recorded as a reduction of partners' capital for financial reporting purposes. Therefore, such differences are permanent differences between capital accounts for financial reporting and federal income tax purposes. Other differences between the bases of capital accounts for federal income tax and financial reporting purposes occur due to timing differences consisting of the cumulative difference between income or loss for tax purposes and financial statement income or loss. The principal component of the cumulative difference between financial statement income or loss and tax income or loss results from different depreciation policies for book and tax purposes.

     For financial reporting purposes, the General Partner has accumulated a capital deficit at December 31, 1999. This is the result of aggregate cash distributions to the General Partner being in excess of its capital contribution of $1,000 and its allocation of financial statement net income or loss. Ultimately, the existence of a capital deficit for the General Partner for financial reporting purposes is not indicative of any further capital obligations to the Partnership by the General Partner. The Restated Agreement, as amended, requires that upon the dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 1999, the General Partner had a positive tax capital account balance.

     The Partnership is a Nominal Defendant in a Class Action Lawsuit described in Note 7 to the accompanying financial statements. The proposed settlement to that lawsuit, if effected, will materially change the future organizational structure and business interests of the Partnership, as well as its cash distribution policies. The General Partner believes that it will be in the Partnership's best interests to continue to suspend the payment of quarterly cash distributions pending final resolution of the Class Action Lawsuit. Accordingly, future cash distributions are not expected to be paid until the Class Action Lawsuit is adjudicated.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of AIRFUND II International Limited Partnership:

     We have audited the accompanying statements of financial position of AIRFUND II International Limited Partnership, as of December 31, 1999 and 1998, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIRFUND II International Limited Partnership at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

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

                                                               ERNST & YOUNG LLP

Boston, Massachusetts
March 20, 2000

                  AIRFUND II International Limited Partnership

                         STATEMENT OF FINANCIAL POSITION
                           December 31, 1999 and 1998

                                                  1999                     1998
                                             -------------            -------------
ASSETS
Cash and cash equivalents                    $   5,719,642            $   3,425,762
Rents receivable                                        --                   39,933
Accounts receivable - affiliate                      1,476                   71,178
Other assets                                        31,742                  125,734
Equipment at cost, net of accumulated
    depreciation of $18,449,875 and
    $40,968,380 at December 31, 1999
    and 1998, respectively                       3,359,619                4,413,962
                                             -------------            -------------
     Total assets                            $   9,112,479            $   8,076,569
                                             =============            =============

LIABILITIES AND PARTNERS' CAPITAL
Notes payable                                $     981,775            $   1,896,665
Accrued interest                                    13,356                   25,126
Accrued liabilities                                463,324                  458,485
Accrued liabilities - affiliate                     78,593                   16,254
Deferred rental income                              51,380                   47,997
                                             -------------            -------------
     Total liabilities                           1,588,428                2,444,527
                                             -------------            -------------
Partners' capital (deficit):
    General Partner                             (2,619,254)              (2,713,854)
    Limited Partnership Interests
    (2,714,647 Units; initial purchase
    price of $25 each)                          10,143,305                8,345,896
                                             -------------            -------------
     Total partners' capital                     7,524,051                5,632,042
                                             -------------            -------------
     Total liabilities and partners' capital $   9,112,479            $   8,076,569
                                             =============            =============

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II International Limited Partnership

                             STATEMENT OF OPERATIONS
              for the years ended December 31, 1999, 1998 and 1997

                                       1999              1998              1997
                                   ------------      ------------      ------------
Income:
   Lease revenue                   $  1,841,170      $  3,130,704      $  3,224,618
   Interest income                      267,788           158,844           110,635
   Gain on sale of equipment          3,109,500           127,265                --
                                   ------------      ------------      ------------
      Total income                    5,218,458         3,416,813         3,335,253
                                   ------------      ------------      ------------
Expenses:
   Depreciation                       1,054,343         2,451,737         3,377,350
   Interest expense                     120,701           200,679           268,916
   Equipment management fees -
     affiliate                           92,059           156,535           161,231
   Operating expenses -
     affiliate                        2,059,346         1,815,947         1,290,508
                                   ------------      ------------      ------------
      Total expenses                  3,326,449         4,624,898         5,098,005
                                   ------------      ------------      ------------
Net income (loss)                  $  1,892,009      $ (1,208,085)     $ (1,762,752)
                                   ============      ============      ============
Net income (loss)
   per limited partnership unit    $       0.66      $      (0.42)     $      (0.62)
                                   ============      ============      ============

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II International Limited Partnership

             STATEMENT OF CHANGES IN PARTNERS' CAPITAL for the years
                     ended December 31, 1999, 1998 and 1997

                                  General           Recognized Owners
                                  Partner      ---------------------------
                                  Amount           Units         Amount           Total
                               ------------    ------------   ------------    ------------

Balance at December 31, 1996   $ (2,565,312)      2,714,647   $ 11,168,191    $  8,602,879)
    Net loss - 1997                 (88,138)             --     (1,674,614)     (1,762,752
                               ------------    ------------   ------------    ------------

Balance at December 31, 1997     (2,653,450)      2,714,647      9,493,577       6,840,127
    Net loss - 1998                 (60,404)             --     (1,147,681)     (1,208,085)
                               ------------    ------------   ------------    ------------

Balance at December 31, 1998     (2,713,854)      2,714,647      8,345,896       5,632,042
    Net income - 1999                94,600              --      1,797,409       1,892,009
                               ------------    ------------   ------------    ------------

Balance at December 31, 1999   $ (2,619,254)      2,714,647   $ 10,143,305    $  7,524,051
                               ============    ============   ============    ============

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II International Limited Partnership

                             STATEMENT OF CASH FLOWS
              for the years ended December 31, 1999, 1998 and 1997

                                                       1999            1998          1997
                                                    -----------    -----------    -----------
Cash flows from (used in) operating activities:
Net income (loss)                                   $ 1,892,009    $(1,208,085)   $(1,762,752)

Adjustments to reconcile net income (loss)
   to net cash from operating activities:
   Depreciation                                       1,054,343      2,451,737      3,377,350
   Gain on sale of equipment                         (3,109,500)      (127,265)            --

Changes in assets and liabilities:
   Decrease (increase) in:
      Rents receivable                                   39,933         25,187        (65,120)
      Accounts receivable - affiliate                    69,702        234,181       (158,792)
      Other assets                                       93,992       (125,734)            --
   Increase (decrease) in:
      Accrued interest                                  (11,770)        (4,492)        (6,311)
      Accrued liabilities                                 4,839        450,235       (533,284)
      Accrued liabilities - affiliate                    62,339        (26,270)      (446,494)
      Deferred rental income                              3,383       (119,070)        92,400
                                                    -----------    -----------    -----------
        Net cash from operating activities               99,270      1,550,424        496,997
                                                    -----------    -----------    -----------

Cash flow from investing activities:
   Proceeds from equipment sales                      3,109,500        553,699             --
                                                    -----------    -----------    -----------
      Net cash from investing activities              3,109,500        553,699             --
                                                    -----------    -----------    -----------
Cash flow used in financing activities:
   Principal payments - notes payable                  (914,890)      (780,855)      (742,265)
                                                    -----------    -----------    -----------
        Net cash used in financing activities          (914,890)      (780,855)      (742,265)
                                                    -----------    -----------    -----------

Net increase (decrease) in cash
   and cash equivalents                               2,293,880      1,323,268       (245,268)

Cash and cash equivalents at beginning of year        3,425,762      2,102,494      2,347,762
                                                    -----------    -----------    -----------
Cash and cash equivalents at end of year            $ 5,719,642    $ 3,425,762    $ 2,102,494
                                                    ===========    ===========    ===========

Supplemental disclosure of cash flow information:
   Cash paid during the year for interest           $   132,471    $   205,171    $   275,227
                                                    ===========    ===========    ===========

                 The accompanying notes are an integral part of
                          these financial statements.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                December 31, 1999

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

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

                                                                          Recognized
  Closing Date                 Units Issued        Purchase Price           Owners
  ------------                 ------------        --------------           ------
May 17, 1990                     1,725,100          $ 43,127,500               2,600
August 2, 1990                     317,986             7,949,650                 494
October 1, 1990                    159,510             3,987,750                 251
December 27, 1990                  246,845             6,171,125                 398
February 15, 1991                  112,796             2,819,900                 173
June 28, 1991                      152,410             3,810,250                 276
                                ----------          ------------          ----------
          Totals                 2,714,647          $ 67,866,175               4,192
                                ==========          ============          ==========

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

     The Partnership considers liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. From time to time, the Partnership invests excess cash with large institutional banks in federal agency discount notes and in repurchase agreements with overnight maturities. Under the terms of the agreements, title to the underlying securities passes to the Partnership. The securities underlying the agreements are book entry securities. At December 31, 1999, the Partnership had $5,605,151 invested in federal agency discount notes, repurchase agreements secured by U.S. Treasury Bills or interests in U.S. Government securities, or other highly liquid overnight investments.

Revenue Recognition

     Rents are payable to the Partnership monthly, quarterly or semi-annually and no significant amounts are calculated on factors other than the passage of time. The leases are accounted for as operating leases and are noncancellable. Rents received prior to their due dates are deferred. In certain instances, the Partnership may enter renewal or re-lease agreements which expire beyond the Partnership's anticipated dissolution date. This circumstance is not expected to prevent the orderly wind-up of the Partnership's business activities as the General Partner and EFG would seek to sell the then-remaining equipment assets either to the lessee or to a third party, taking into consideration the amount of future noncancellable rental payments associated with the attendant lease agreements. See also Note 7 regarding the Class Action Lawsuit. Future minimum rents are $397,318 are due as follows:

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

   For the year ending December 31, 2000     $   317,854
                                    2001          79,464
                                             -----------

                                   Total     $  397,318
                                             ===========

     In December 1998, the Partnership and certain affiliated investment programs owning interests in two McDonnell Douglas MD-82 aircraft entered into lease extension agreements with Finnair OY. The lease extensions, effective upon the expiration of the existing primary lease terms on April 28, 1999, extended the leases for nine months and two years, respectively. All of the future minimum lease payments contracted to be received by the Partnership (see above) result from these lease extensions.

     Revenue from major individual lessees which accounted for 10% or more of lease revenue during the years ended December 31, 1999, 1998 and 1997 is as follows:

                                           1999             1998             1997
                                       -----------      -----------      --------
Finnair OY
   (Two McDonnell-Douglas MD-82)       $   634,658      $   639,923      $   639,752
Transmeridian Airlines, Inc.
   (One Boeing 727-251 ADV)            $   560,000      $   876,667      $   971,500
Southwest Airlines, Inc.
   (Three Boeing 737-2H4)              $   380,699      $   377,568      $   377,568
American Trans Air, Inc.
   (One Boeing 727-208 ADV)            $   245,533      $   762,000      $   770,467
Classic Airways Limited
   (One Lockheed L-1011-100)           $        --      $   319,960      $        --

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equipment on Lease

     All aircraft were acquired from EFG or one of its Affiliates. Equipment Cost means the actual cost paid by the Partnership to acquire the aircraft, including acquisition fees. Equipment cost reflects the actual price paid for the aircraft by EFG or the Affiliate plus all actual costs incurred by EFG or the Affiliate while carrying the aircraft less, (a) for all aircraft other than the Boeing 727-208 ADV aircraft, the amount of all rents received by EFG or the Affiliate prior to selling the aircraft or, (b) with respect to the Boeing 727-208 ADV aircraft, rents received from the date of the commencement of the lease of the aircraft until the date of the sale to the Partnership.

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

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

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

Contingencies

     It is the Partnership's policy to recognize a liability for goods and services during the period when the goods or services are received. To the extent that the Partnership has a contingent liability, meaning generally a liability the payment of which is subject to the outcome of a future event, the Partnership recognizes a liability in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" ("SFAS No. 5"). SFAS No. 5 requires the recognition of contingent liabilities when the amount of liability can be reasonably estimated and the liability is likely to be incurred.

     The Partnership is a Nominal Defendant in a Class Action Lawsuit. In 1998, a settlement proposal to resolve that litigation was negotiated and remains pending (see Note 7). The Partnership's estimated exposure for costs anticipated to be incurred in pursuing the settlement proposal is approximately $382,000 consisting principally of legal fees and other professional service costs. These costs are expected to be incurred regardless of whether the proposed settlement ultimately is effected and, therefore, the Partnership accrued approximately $332,000 of these costs in 1998 following the Court's approval of the settlement plan. The cost estimate is subject to change and is monitored by the General Partner based upon the progress of the settlement proposal and other pertinent information. As a result, the Partnership accrued and expensed an additional $50,000 for such costs during 1999.

Allocation of Profits and Losses

     For financial statement purposes, net income or loss is allocated to each Partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). See Note 6 concerning allocation of income or loss for income tax purposes.

Net Income (Loss) and Cash Distributions Per Unit

     Net income (loss) and cash distributions per Unit are based on 2,714,647 Units outstanding during each of the three years in the period ended December 31, 1999 and computed after allocation of the General Partner's 5% share of net income (loss) and applicable share of cash distributions (see Note 1 for additional information).

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


NOTE 3 - EQUIPMENT

     The following is a summary of equipment owned by the Partnership at December 31, 1999. Remaining Lease Term (Months), as used below, represents the number of months remaining from December 31, 1999 under contracted lease terms. In the opinion of EFG, the acquisition cost of the equipment did not exceed its fair market value.

                                    Remaining
                                    Lease Term     Equipment
       Equipment Type                (Months)       at Cost      Location
       --------------                --------       -------      --------
One Boeing 727-251 ADV                     0     $  9,732,714  LA
Two Rolls Royce aircraft engines           0        6,000,000  Foreign
Two McDonnell-Douglas MD-82 (Finnair)   1-16        4,157,280  Foreign
Three Boeing 737-2H4                       0        1,919,500  TX
                                                 ------------
                     Total equipment cost          21,809,494
                  Accumulated depreciation        (18,449,875)
                                                 ------------
Equipment, net of accumulated depreciation       $  3,359,619
                                                 ============

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

     Certain of the equipment and related lease payment streams were used to secure term loans with third-party lenders. The preceding summary includes leveraged equipment having an original cost of approximately $4,157,000 and a net book value of approximately $2,679,000 at December 31, 1999 (see Note 5).

     At December 31, 1999, the three Boeing 737-2H4 jet aircraft, in which the Partnership holds ownership interests, were held for sale or re-lease. The aircraft had a cost of approximately $1,920,000 and a net book value of approximately $681,000 at December 31, 1999. In addition, the Partnership's Boeing 727-251 ADV aircraft and two Rolls Royce aircraft engines previously leased to Classic Airways Limited by virtue of its lease of the Lockheed L-1011-100 aircraft (see Note 7) were also held for sale or re-lease. The Boeing 727-251 ADV aircraft and the aircraft engines were fully depreciated at December 31, 1999 and had an original cost of approximately $9,733,000 and $6,000,000, respectively. See Note 8 regarding the remarketing of the Boeing 727-251 ADV aircraft in 2000.

     Generally, the costs associated with maintaining, insuring and operating the Partnership's aircraft are incurred by the respective lessees pursuant to terms specified in their individual lease agreements with the Partnership.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

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


NOTE 4 - RELATED PARTY TRANSACTIONS

     All operating expenses incurred by the Partnership are paid by EFG on behalf of the Partnership and EFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 1999, which were paid or accrued by the Partnership to EFG or its Affiliates, are as follows:

                                      1999             1998             1997
                                  ------------     ------------     ------------
Equipment management fees         $     92,059     $    156,535     $    161,231
Administrative charges                  71,699           53,676           50,304
Reimbursable operating expenses
   due to third parties              1,987,647        1,762,271        1,240,204
                                  ------------     ------------     ------------
                   Total          $  2,151,405     $  1,972,482     $  1,451,739
                                  ============     ============     ============

     As provided under the terms of the Management Agreement, EFG is compensated for its services to the Partnership. Such services include acquisition and management of equipment. For acquisition services, EFG was compensated by an amount equal to 3.07% of Equipment Base Price paid by the Partnership. For management services, EFG is compensated by an amount equal to 5% of gross operating lease rental revenue and 2% of gross full payout lease rental revenue received by the Partnership. Both acquisition and management fees are subject to certain limitations defined in the Management Agreement.

     Administrative charges represent amounts owed to EFG, pursuant to Section
10.4 of Restated Agreement, as amended, for persons employed by EFG who are engaged in providing administrative services to the Partnership. Reimbursable operating expenses due to third parties represent costs paid by EFG on behalf of the Partnership which are reimbursed to EFG at actual cost.

     All aircraft were purchased from EFG or one of its Affiliates. The Partnership's Purchase Price was determined by the method described in Note 2, Equipment on Lease.

     All rents and the proceeds from the sale of equipment are paid directly to either EFG or to a lender. EFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At December 31, 1999, the Partnership was owed $1,476 by EFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 2000.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

   Certain affiliates of the General Partner own Units in the Partnership as follows:

                                            Number of        Percent of Total
                Affiliate                  Units Owned      Outstanding Units
                ---------                  -----------      -----------------
   Old North Capital Limited Partnership      40,000               1.47%

     Old North Capital Limited Partnership ("ONC") is a Massachusetts limited partnerships formed in 1995 and an affiliate of EFG. The general partner of ONC is controlled by Gary D. Engle. In addition, the limited partnership interests of ONC are owned by Semele Group, Inc. ("Semele"). Gary D. Engle is Chairman and CEO of Semele.


NOTE 5 - NOTES PAYABLE

     Notes payable at December 31, 1999 consisted of installment notes payable to banks of $981,775. The installment notes are non-recourse, with interest rates ranging between 8.09% and 8.65% and are collateralized by the equipment and assignment of the related lease payments. All of the notes were originated in connection with the Finnair Aircraft. The Partnership has balloon payment obligations at the expiration of the renewal lease terms related to the aircraft on lease to Finnair OY of $499,815 and $133,261. This indebtedness matures in January 2000 and April 2001, respectively. (See Note 8 regarding the refinancing of the indebtedness that matured in January 2000). The carrying amount of notes payable approximates fair value at December 31, 1999. The annual maturities of the installment notes payable are as follows:

     For the year ending December 31, 2000   $ 775,968
                                      2001     205,807
                                             ---------

                                     Total   $ 981,775
                                             =========

NOTE 6 - INCOME TAXES

     The Partnership is not a taxable entity for federal income tax purposes. Accordingly, no provision for income taxes has been recorded in the accounts of the Partnership.

     For financial statement purposes, the Partnership allocates net income or loss to each class of partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). This convention differs from the income or loss allocation requirements for income tax and Dissolution Event purposes as delineated in the Restated Agreement, as amended. For income tax reporting purposes, the Partnership allocates net income or loss in accordance with such agreement. The Restated Agreement, as amended, requires that upon dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 1999, the General Partner had a positive tax capital account balance.

     The following is a reconciliation between net income (loss) reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1999, 1998 and 1997:

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)


                                      1999             1998             1997
                                  ------------     ------------     ------------
Net income (loss)                 $ 1,892,009      $(1,208,085)     $(1,762,752)
  Financial statement
    depreciation in excess
    of (less than) tax
    depreciation                      673,872         (713,082)      (2,136,596)
  Deferred rental income                3,383         (119,070)          92,400
  Other                                64,000          362,435         (998,111)
                                  -----------      -----------      -----------

Net income (loss) for federal
    income tax reporting
    purposes                      $ 2,633,264      $(1,677,802)     $(4,805,059)
                                  ===========      ===========      ===========

     The principal component of "Other" consists of the difference between the tax gain or loss on aircraft disposals and the financial statement gain or loss on aircraft disposals. It also includes reversal of certain maintenance reserves.

     The following is a reconciliation between partners' capital reported for financial statement and federal income tax reporting purposes for the years ended December 31, 1999 and 1998:

                                                       1999              1998
                                                   ------------     ------------
Partners' capital                                  $  7,524,051     $  5,632,042

   Add back selling commissions and organization
     and offering costs                               7,085,240        7,085,240

   Cumulative difference between federal income
     tax and financial statement income (loss)         (937,118)      (1,678,373)
                                                   ------------     ------------
Partners' capital for federal income tax
  reporting purposes                               $ 13,672,173     $ 11,038,909
                                                   ============     ============

     The cumulative difference between federal income tax and financial statement income (loss) represents a timing difference.


NOTE 7 - LEGAL PROCEEDINGS

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

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

fiduciary duty, and violations of the partnership or trust agreements that govern each of the Nominal Defendants. The Defendants have denied, and continue to deny, that any of them have committed or threatened to commit any violations of law or breached any fiduciary duties to the Plaintiffs or the Nominal Defendants.

     On July 16, 1998, counsel for the Defendants and the Plaintiffs executed a Stipulation of Settlement setting forth terms pursuant to which a settlement of the Class Action Lawsuit is intended to be achieved and which, among other things, is expected to reduce the burdens and expenses attendant to continuing litigation. The Stipulation of Settlement was preliminarily approved by the Court on August 20, 1998 when the Court issued its "Order Preliminarily Approving Settlement, Conditionally Certifying Settlement Class and Providing for Notice of, and Hearing on, the Proposed Settlement" (the "August 20 Order").

     On March 12, 1999, counsel for the Plaintiffs and the Defendants entered into an amended stipulation of settlement (the "Amended Stipulation") which was filed with the Court on March 12, 1999. The Amended Stipulation was preliminarily approved by the Court by its "Modified Order Preliminarily Approving Settlement, Conditionally Certifying Settlement Class and Providing For Notice of, and Hearing On, the Proposed Settlement" dated March 22, 1999 (the "March 22 Order"). The Amended Stipulation, among other things, divided the Class Action Lawsuit into two separate sub-classes that could be settled individually. On May 26, 1999, the Court issued an Order and Final Judgment approving settlement of one of the sub-classes. Settlement of the second sub-class, involving the Partnership and 10 affiliated partnerships (collectively referred to as the "Exchange Partnerships"), remains pending due, in part, to the complexity of the proposed settlement pertaining to this class.

     In February 2000, counsel for the Plaintiffs and the Defendants entered into a second amended stipulation of settlement (the "Second Amended Stipulation") which modified certain of the settlement terms contained in the Amended Stipulation. The Second Amended Stipulation was preliminarily approved by the Court by its "Second Modified Order Preliminarily Approving Settlement, Conditionally Certifying Settlement Class and Providing For Notice of, and Hearing On, the Proposed Settlement" dated March 6, 2000 (the "March 2000 Order"). Prior to issuing a final order approving the settlement of the second sub-class involving the Partnership, the Court will hold a fairness hearing that will be open to all interested parties and permit any party to object to the settlement. The investors of the Partnership and all other plaintiff sub-class members will receive a Notice of Settlement and other information pertinent to the settlement of their claims that will be mailed to them in advance of the fairness hearing.

     The settlement of the second sub-class is premised on the consolidation of the Exchange Partnerships' net assets (the "Consolidation"), subject to certain conditions, into a single successor company ("Newco"). Under the proposed Consolidation, the partners of the Exchange Partnerships would receive both common stock in Newco and a cash distribution; and thereupon the Exchange Partnerships would be dissolved. In addition, EFG would contribute certain management contracts, operations personnel, and business opportunities to Newco and cancel its current management contracts with all of the Exchange Partnerships. Newco would operate principally as a finance company and would use its best efforts to list its shares on the NASDAQ National Market or another national exchange or market as soon after the Consolidation as Newco deems that market conditions and its business operations are suitable for listing its shares and Newco has satisfied all necessary regulatory and listing requirements. The potential benefits and risks of the Consolidation will be presented in a Solicitation Statement that will be mailed to all of the partners of the Exchange Partnerships as soon as the associated regulatory review process is completed and at least 60 days prior to the fairness hearing. A preliminary Solicitation Statement was filed with the Securities and Exchange Commission on August 24, 1998 and remains pending. Class members will be notified of the actual fairness hearing date when it is confirmed.

     One of the principal objectives of the Consolidation is to create a company that would have the potential to generate more value for the benefit of existing limited partners than other alternatives, including continuing the Partnership's customary business operations until all of its assets are disposed in the ordinary course of business. To facilitate the realization of this objective, the Amended Stipulation provided, among other things, that

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

commencing March 22, 1999, the Exchange Partnerships could collectively invest up to 40% of the total aggregate net asset values of all of the Exchange Partnerships in any investment, including additional equipment and other business activities that the general partners of the Exchange Partnerships and EFG reasonably believed to be consistent with the anticipated business interests and objectives of Newco, subject to certain limitations. The Second Amended Stipulation, among other things, quantified the 40% limitation using a whole dollar amount of $32 million in the aggregate.

     On March 8, 2000, the Exchange Partnerships collectively invested $32 million as permitted by the Second Amended Stipulation approved by the Court. The Partnership's portion of the aggregate investment is $3,640,000. The investment consists of a term loan to Echelon Residential Holdings LLC, a newly-formed real estate development company that will be owned by several investors, including James A. Coyne, Executive Vice President of EFG. Mr. Coyne, in his individual capacity, is the only investor in Echelon Residential Holdings LLC who is related to EFG. The loan proceeds were used by Echelon Residential Holdings LLC in the formation of a subsidiary, Echelon Residential LLC, that in turn acquired various real estate assets from Echelon International Corporation, a Florida based real estate company. The loan has a term of 30 months maturing on September 7, 2002 and bears interest at the annual rate of 14% for the first 24 months and 18% for the final six months of the term. Interest accrues and compounds monthly but is not payable until maturity. Echelon Residential Holdings LLC has pledged a security interest in all of its right, title and interest in and to its membership interests in Echelon Residential LLC to the Exchange Partnerships as collateral.

     In the absence of the Court's authorization to enter into new investment activities, the Partnership's Restated Agreement, as amended, would not permit such activities without the approval of limited partners owning a majority of the Partnership's outstanding Units. Consistent with the Amended Stipulation, the Second Amended Stipulation provides terms for unwinding any new investment transactions in the event that the Consolidation is not effected or the Partnership objects to its participation in the Consolidation.

     The Second Amended Stipulation, as well as the Amended Stipulation and the original Stipulation of Settlement, prescribe certain conditions necessary to effect a final settlement, including providing the partners of the Exchange Partnerships with the opportunity to object to the participation of their partnership in the Consolidation. Assuming the proposed settlement is effected according to present terms, the Partnership's share of legal fees and expenses related to the Class Action Lawsuit and the Consolidation is estimated to be approximately $382,000, of which approximately $332,000 was accrued and expensed by the Partnership in 1998 and approximately $50,000 was accrued and expensed in 1999.

     While the Court's August 20 Order enjoined certain class members, including all of the partners of the Partnership, from transferring, selling, assigning, giving, pledging, hypothecating, or otherwise disposing of any Units pending the Court's final determination of whether the settlement should be approved, the March 22 Order permitted the partners to transfer Units to family members or as a result of the divorce, disability or death of the partner. No other transfers are permitted pending the Court's final determination of whether the settlement should be approved. The provision of the August 20 Order which enjoined the General Partners of the Exchange Partnerships from, among other things, recording any transfers not in accordance with the Court's order remains effective.

     There can be no assurance that settlement of the sub-class involving the Exchange Partnerships will receive final Court approval and be effected. There also can be no assurance that all or any of the Exchange Partnerships will participate in the Consolidation because if limited partners owning more than one-third of the outstanding Units of a partnership object to the Consolidation, then that partnership will be excluded from the Consolidation. Notwithstanding the extent of delays experienced thus far in achieving a final settlement of the Class Action Lawsuit with respect to the Exchange Partnerships, the General Partner and its affiliates, in consultation with

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

counsel, continue to feel that there is a reasonable basis to believe that a final settlement of the sub-class involving the Exchange Partnerships ultimately will be achieved. However, in the absence of a final settlement approved by the Court, the Defendants intend to defend vigorously against the claims asserted in the Class Action Lawsuit. Neither the General Partner nor its affiliates can predict with any degree of certainty the cost of continuing litigation to the Partnership or the ultimate outcome.

     In addition to the foregoing, the Partnership is a party to other lawsuits that have arisen out of the conduct of its business, principally involving disputes or disagreements with lessees over lease terms and conditions as described below:

First action involving Transmeridian Airlines

     On October 11, 1996, Prime Air Inc. d/b/a Transmeridian Airlines (the "Plaintiff") filed an action in the 61st Judicial District Court of Harris County, Texas (the "Court") entitled Prime Air, Inc. d/b/a Transmeridian Airlines v. Investors Asset Holding Corp. ("IAHC"), as Trustee for Airfund II International Limited Partnership, PLM International ("PLM"), and NavCom Aviation, Inc. (collectively, the "Defendants"). In that action, the Plaintiff claimed damages of more than $3 million for alleged breach of contract, fraud, civil conspiracy, tortious interference of business relations, negligent misrepresentation, negligence and gross negligence, and punitive damages against the Defendants in connection with Transmeridian's lease of a Boeing 727-251 ADV jet aircraft from the Partnership. On November 7, 1996, PLM removed the action to United States District Court for the Southern District of Texas. On February 14, 1997, the Defendants answered the Plaintiff's Complaint denying the allegations made therein and asserting various defenses.

     On July 31, 1998, the Court granted IAHC's motion to strike Plaintiff's fraud and negligent misrepresentation claims due to failure to plead with particularity. Extensive discovery was conducted on the merits of Plaintiff's claims. The Plaintiff, at one point, provided an expert report seeking approximately $30 million in damages. The Plaintiff later provided a revised expert report claiming actual damages of approximately $8.5 million and Plaintiff continued to seek punitive damages and both pre-judgment and post-judgment interest. On March 18, 1999, the Court entered summary judgment in favor of IAHC and PLM on all remaining claims. The Plaintiff subsequently filed a motion to alter or amend the judgment, or in the alternative, to certify the Court's Order for Interlocutory Appeal. On April 30, 1999, the Court declined to alter or amend its judgment and entered final judgment in favor of IAHC and PLM on all remaining claims. The Plaintiff appealed to the United States Court of Appeals for the 5th Circuit. (Response briefs by IAHC and PLM were filed on October 29, 1999.) The General Partner believes that the Plaintiff's claims are without merit and will continue to defend this action vigorously. While there is no certainty as to the outcome of this litigation, the General Partner, in consultation with counsel, believes that there is a reasonable basis to believe that the summary judgments already granted will be upheld under appeal and that the Partnership, therefore, will not be adversely affected by the outcome of this litigation. However, the Partnership has incurred and continues to incur attorneys' fees and related defense costs with respect to this litigation that aggregate approximately $1 million since the inception of this litigation in 1996. An action seeking recovery of these costs was filed on behalf of the Partnership in November 1999. See "Indemnity action against Transmeridian Airlines and Apple Vacations" described below.

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

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

has filed an Amended Complaint asserting claims for breaches of contract and covenant of good faith and fair dealing against Transmeridian and breach of guaranty against Apple Vacations.

     In October 1998, an aircraft leased by Transmeridian (being the same aircraft in the above-referenced "First action involving Transmeridian Airlines") was damaged in an on-ground accident at the Caracas, Venezuela airport. The aircraft currently is being stored at a repair facility in Louisiana. The cost to repair the aircraft is estimated to be at least $350,000. In addition, the Partnership has had to lease two substitute engines at a cost of $82,000 per month. During the year ended December 31, 1999, the Partnership incurred total engine lease costs of $984,000. This was partially offset by lease rents paid by Transmeridian of $560,000 during the same period. However, as of September 11, 1999, Transmeridian ceased paying rent on this aircraft. The Plaintiff alleges that Transmeridian, among other things, has impeded the Partnership's ability to terminate the two engine lease contracts between the Partnership and a third party. The Plaintiff intends to pursue insurance coverage and also to enforce written guarantees issued by Apple Vacations that absolutely and unconditionally guarantee Transmeridian's performance under the lease and is seeking recovery of all costs, lost revenue and monetary damages in connection with this matter. Discovery is ongoing and a trial date has been tentatively scheduled for January 15, 2001. The General Partner plans to vigorously pursue this action; however, it is too early to predict the Plaintiff's likelihood of success. See Note 8 - Aircraft Sale - regarding the remarketing of this aircraft.

Indemnity action against Transmeridian Airlines and Apple Vacations

     On November 12, 1999, Investors Asset Holding Corp. ("IAHC"), as trustee for Airfund II International Limited Partnership, filed an action against Transmeridian Airlines (f/k/a Prime Air, Inc.) and Atkinson & Mullen Travel, Inc. (d/b/a Apple Vacations) under Civil Action No. H-99-3804 in the United States District Court for the Southern District of Texas, Houston Division, seeking recovery of attorneys' fees and related costs incurred in defending the action described above under the heading "First action involving Transmeridian Airlines." The present suit seeks recovery of expenses pursuant to the indemnification provisions of the lease agreement under which Transmeridian leased the Boeing 727-251 aircraft. Currently, the amount being sought is approximately $970,000, plus attorneys' fees. The latter is expected to increase due to the fact that attorneys' fees and defense costs continue to be incurred due to Transmeridian's appeal of the summary judgment granted by the Court in favor of IAHC and PLM (described under "First action involving Transmeridian Airlines" above). Discovery with respect to this indemnity suit has not yet commenced. The General Partner cannot predict the outcome of this suit; however, it is optimistic that a favorable result can be achieved.

Action involving Northwest Airlines, Inc.

     On September 22, 1995, Investors Asset Holding Corp. and First Security Bank, N.A., trustees of the Partnership and certain affiliated investment programs (collectively, the "Plaintiffs"), filed an action in United States District Court for the District of Massachusetts against a lessee of the Partnership, Northwest Airlines, Inc. ("Northwest"). The Complaint alleges that Northwest did not fulfill its maintenance obligations under its Lease Agreements with the Plaintiffs and seeks declaratory judgment concerning Northwest's obligations and monetary damages. Northwest filed an Answer to the Plaintiffs' Complaint and a motion to transfer the venue of this proceeding to Minnesota. The Court denied Northwest's motion. On June 29, 1998, a United States Magistrate Judge recommended entry of partial summary judgment in favor of the Plaintiffs. Northwest appealed this decision. On April 15, 1999, the United States District Court Judge adopted the Magistrate Judge's recommendation and entered partial summary judgment in favor of the Plaintiffs on their claims for declaratory judgment. The Plaintiffs have made a demand upon Northwest for settlement. If no settlement is reached, the Plaintiffs will proceed to trial for an assessment of damages. No firm trial date has been established at this time; however, if a trial should become necessary, it is not expected to occur before November 2000. The General Partner believes that the Plaintiff's claims ultimately will prevail and that the Partnership's financial position will not be adversely affected by the outcome of this action.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

Action involving Classic Airways Limited

     In August 1998, a lessee of the Partnership, Classic Airways Limited ("Classic"), ceased paying rent to the Partnership with respect to a Lockheed L-1011-100 Aircraft (the "Aircraft") and the Partnership terminated the lease. Classic then filed for receivership in the United Kingdom ("UK") and was placed in liquidation. Prior to its liquidation, Classic had incurred and failed to pay significant airport ground fees to BAA plc, Eurocontrol, and CAA (collectively, the "Airport Authorities"). Classic's failure to pay such charges resulted in detention of the Aircraft by BAA plc. The total of ground fees and expenses asserted by the Airport Authorities, which continued to accrue after the detention began, exceeded $1,500,000 at November 30, 1999. Prior to that date, the General Partner had attempted to reach a negotiated settlement with the Airport Authorities so that the Aircraft could be returned to the Partnership. Those negotiations were unsuccessful and the General Partner determined that the amount of fees owed to the Airport Authorities was in excess of the Aircraft's value and, therefore, it would not be in the Partnership's best interests to pay these fees.

     BAA plc obtained a judgment from a UK Court entitling it to sell the aircraft to satisfy the unpaid charges and, on December 8, 1999, the Aircraft was sold at auction. It is believed that the sale price was insufficient to satisfy the aggregate fees owed to the Airport Authorities. Accordingly, the Partnership will not realize any portion of the sale proceeds obtained by BAA plc nor any future residual value from the Aircraft. Notwithstanding the foregoing, the Partnership continues to hold the Aircraft's records, which may have some value independent of the value of the Aircraft, as well as two engines that had been removed from the Aircraft for maintenance prior to Classic's liquidation. The value of these items is being evaluated presently. At the date of Classic's liquidation, the Partnership had accrued $160,000 of rental income which had not been collected from Classic and all of which was written off as uncollectible in the third quarter of 1998. The Aircraft, including the two engines that were removed for maintenance, had been fully depreciated prior to the auction by BAA plc. Subsequent to the auction, the Aircraft (except for the two engines) was written off by the Partnership.


NOTE 8 - SUBSEQUENT EVENTS

Refinancing of Indebtedness

     In February 2000, the Partnership and certain affiliated investment programs (collectively, the "Programs") refinanced the indebtedness maturing in January 2000 associated with the McDonnell Douglas MD-82 aircraft previously leased to Finnair OY. The Programs received debt proceeds of $4,720,000 in aggregate, consisting of $3,370,000 to refinance the existing indebtedness and an additional $1,350,000 required to perform a D-Check on the aircraft. The note bears a fluctuating interest rate based on LIBOR plus a margin with interest payments due monthly. The Partnership's share of the indebtedness is $701,062 which is due at maturity on August 9, 2000. The aircraft was returned in January 2000 upon its lease term expiration and is currently being stored in a warehouse while it is being remarketed.

Aircraft Sale

     On March 20, 2000, the Partnership accepted an offer from a third party to purchase its Boeing 727-251 ADV aircraft for $750,000. The sale of the aircraft, which is subject to certain conditions, is expected to close in the second quarter of 2000. The aircraft had a cost of $9,732,714 and was fully depreciated at December 31, 1999.

                  AIRFUND II International Limited Partnership
                        Notes to the Financial Statements

                                   (Continued)

Other

     On March 8, 2000, the Exchange Partnerships (see Note 7) collectively loaned $32 million to Echelon Residential Holdings LLC, a newly-formed real estate development company that will be owned by several investors, including James A. Coyne, Executive Vice President of EFG. Mr. Coyne, in his individual capacity, is the only investor in Echelon Residential Holdings LLC who is related to EFG.

     The Partnership's participation in the loan is $3,640,000. Echelon Residential Holdings LLC, through a subsidiary (Echelon Residential LLC), used the loan proceeds to acquire various real estate assets from Echelon International Corporation, a Florida based real estate company. The loan has a term of 30 months maturing on September 7, 2002 and bears interest at the annual rate of 14% for the first 24 months and 18% for the final six months of the term. Interest accrues and compounds monthly but is not payable until maturity. In connection with the transaction, Echelon Residential Holdings LLC has pledged a security interest in all of its right, title and interest in and to its membership interests in Echelon Residential LLC to the Exchange Partnerships as collateral.

                        ADDITIONAL FINANCIAL INFORMATION

                  AIRFUND II International Limited Partnership

         SCHEDULE OF EXCESS (DEFICIENCY) OF TOTAL CASH GENERATED TO COST
                              OF EQUIPMENT DISPOSED

              for the years ended December 31, 1999, 1998 and 1997

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

     The following is a summary of cash excess (deficiency) associated with the aircraft dispositions which occurred in the years ended December 31, 1999 and 1998. No aircraft were disposed of during the year ended December 31, 1997.

                                                                 1999         1998
                                                             -----------   -----------
Rents earned prior to disposal of aircraft                   $25,196,334   $ 4,150,170
Sale proceeds realized upon disposition of aircraft            3,109,500       553,699
                                                             -----------   -----------
Total cash generated from rents and aircraft sale proceeds    28,305,834     4,703,869
Original acquisition cost of aircraft disposed                23,572,848     5,248,872
                                                             -----------   -----------
Excess (deficiency) of total cash generated to cost of
  aircraft disposed                                          $ 4,732,986   $  (545,003)
                                                             ===========   ===========

                  AIRFUND II International Limited Partnership

            STATEMENT OF CASH AND DISTRIBUTABLE CASH FROM OPERATIONS,
                             SALES AND REFINANCINGS

                      for the year ended December 31, 1999

                                                                    Sales and
                                                   Operations      Refinancings       Total
                                                  -----------      -----------     -----------
Net income (loss)                                 $(1,217,491)     $ 3,109,500     $ 1,892,009
Add:
   Depreciation                                     1,054,343               --       1,054,343
   Management fees                                     92,059               --          92,059

Less:
   Principal repayment of notes payable              (868,839)         (46,051)       (914,890)
                                                  -----------      -----------     -----------
   Cash from (used in) operations, sales
   and refinancings                                  (939,928)       3,063,449       2,123,521

Less:
   Management fees                                    (92,059)              --         (92,059)
                                                  -----------      -----------     -----------
   Distributable cash from (used in)
   operations, sales and refinancings              (1,031,987)       3,063,449       2,031,462
Other sources and uses of cash:
   Cash at beginning of year                          769,569        2,656,193       3,425,762
   Net change in receivables and accruals             262,418               --         262,418
                                                  -----------      -----------     -----------
Cash at end of year                               $        --      $ 5,719,642     $ 5,719,642
                                                  ===========      ===========     ===========

                  AIRFUND II International Limited Partnership

                       SCHEDULE OF COSTS REIMBURSED TO THE
                 GENERAL PARTNER AND ITS AFFILIATES AS REQUIRED
                   BY SECTION 10.4 OF THE AMENDED AND RESTATED
                AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

                                December 31, 1999

     For the year ended December 31, 1999, the Partnership reimbursed the General Partner and its Affiliates for the following costs:

     Operating expenses                        $1,989,052