Form 10-K, Exhibit 13
period 2000-12-31
AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
filed 2001-04-02
CIK 853937

AIRFUND II International Limited Partnership

                Annual Report to the Partners, December 31, 2000

Dear Investor:

We are pleased to provide the 2000 Annual Report for AIRFUND II International Limited Partnership which contains important information concerning the recent operating results and current financial position of your investment program. Please refer to the index on the following page for a listing of information contained in this report.

If you have any questions about your investment program or, if you would like a copy of Form 10-K for this program, please contact our Investor Services Representatives at 1-800-247-3863.

Very truly yours,


 /s/ GEOFFREY A. MACDONALD

Geoffrey A. MacDonald
Chairman and Co-founder

                  AIRFUND II International Limited Partnership

                     INDEX TO ANNUAL REPORT TO THE PARTNERS

                                                                            PAGE
                                                                            ----

SELECTED FINANCIAL DATA.................................................       2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.....................................     3-8


FINANCIAL STATEMENTS:

Report of Independent Auditors..........................................       9

Statement of Financial Position
at December 31, 2000 and 1999...........................................      10

Statement of Operations
for the years ended December 31, 2000, 1999 and 1998....................      11

Statement of Changes in Partners' Capital
for the years ended December 31, 2000, 1999 and 1998....................      12

Statement of Cash Flows
for the years ended December 31, 2000, 1999 and 1998....................      13

Notes to the Financial Statements.......................................   14-28


ADDITIONAL FINANCIAL INFORMATION:

Schedule of Excess (Deficiency) of Total Cash
Generated to Cost of Equipment Disposed.................................      29

Statement of Cash and Distributable
Cash From Operations, Sales and Refinancings............................      30

Schedule of Costs Reimbursed to the General Partner
and its Affiliates as Required by Section 10.4 of the Amended
and Restated Agreement and Certificate of Limited Partnership...........      31

                             SELECTED FINANCIAL DATA

     The following data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements.

     For each of the years in the five year period ended December 31, 2000:

             SUMMARY OF
             OPERATIONS                             2000             1999             1998              1997             1996
- -------------------------------------------     ------------     ------------     ------------      ------------      ------------
Operating and sales-type lease revenue ....     $    556,906     $  1,841,170     $  3,130,704      $  3,224,618      $  4,706,774

Interest Income ...........................     $    202,930     $    267,788     $    158,844      $    110,635      $    265,820

Net income (loss) .........................     $    176,226     $  1,892,009     $ (1,208,085)     $ (1,762,752)     $ (3,649,940)

Per Unit:
     Net income (loss) ....................     $       0.06     $       0.66      $      (0.42)     $     (0.62)     $      (1.28)

     Cash distributions declared ..........     $         --     $         --      $         --      $        --      $       2.25


         FINANCIAL POSITION
- -------------------------------------------

Total assets ..............................     $  9,250,375     $  9,112,479     $  8,076,569      $  9,765,106      $ 13,163,812

Total long-term obligations ...............     $    906,869     $    981,775     $  1,896,665      $  2,677,520      $  3,419,785

Partners' capital .........................     $  7,700,277     $  7,524,051     $  5,632,042      $  6,840,127      $  8,602,879

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR
          ENDED DECEMBER 31, 1999 AND THE YEAR ENDED DECEMBER 31, 1999
                  COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     Certain statements in this annual report of AIRFUND II International Limited Partnership (the "Partnership") that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to a variety of risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those expressed in any forward-looking statements made herein. These factors include, but are not limited to, the outcome of the Class Action Lawsuit described in Note 9 to the accompanying financial statements, the remarketing of the Partnership's equipment, and the performance of the Partnership's non-equipment assets.

OVERVIEW

     As an equipment leasing partnership, the Partnership was organized to acquire and lease a portfolio of commercial jet aircraft subject to lease agreements with third parties. During 1990 and 1991, the Partnership purchased four commercial jet aircraft and a proportionate interest in two additional aircraft, which were leased by major carriers, engaged in passenger transportation. Initially, each aircraft generated rental revenue pursuant to primary-term lease agreements. Currently, all of the aircraft in the Partnership's original portfolio have been re-leased, renewed, exchanged for other aircraft, or sold. At December 31, 2000, the Partnership's equipment portfolio included proportionate ownership interests in three aircraft and two aircraft engines. In addition, in 2000 the Partnership entered into a conditional sales agreement related to its interest in an aircraft. Presently, the Partnership is a Nominal Defendant in a Class Action Lawsuit, the outcome of which could significantly alter the nature of the Partnership's organization and its future business operations. See Note 9 to the accompanying financial statements. Pursuant to the Amended and Restated Agreement and Certificate of Limited Partnership (the "Restated Agreement, as amended"), the Partnership is scheduled to be dissolved by December 31, 2005.

         The Investment Company Act of 1940 (the "Act") places restrictions on the capital structure and business activities of companies registered thereunder. The Partnership has active business operations in the financial services industry, including equipment leasing and the loan to Echelon Residential Holdings LLC ("Echelon Residential Holdings"). The Partnership does not intend to engage in investment activities in a manner or to an extent that would require the Partnership to register as an investment company under the Act. However, it is possible that the Partnership may unintentionally engage in an activity or activities that may be construed to fall within the scope of the Act. If the Partnership were to be determined to be an investment company, its business would be adversely affected. If necessary, the Partnership intends to avoid being deemed an investment company by disposing of or acquiring certain assets that it might not otherwise dispose of or acquire.

RESULTS OF OPERATIONS

     For the year ended December 31, 2000, the Partnership recognized operating lease revenue of $554,415 compared to $1,841,170 and $3,130,704 for the years ended December 31, 1999 and 1998, respectively. The decrease in lease revenue from 1999 to 2000 resulted primarily from the expiration of lease terms related to the Partnership's interest in three Boeing 737-2H4 aircraft and a McDonnell Douglas MD-82 aircraft, as discussed below, and the sales of the Partnership's Boeing 727-208 ADV aircraft and its Boeing 727-251 ADV aircraft in April 1999 and May 2000, respectively. The decrease in lease revenue from 1998 to 1999 resulted primarily to the non-payment of rents by the lessee of the Partnership's Lockheed L-1011-100 aircraft and the lessee's subsequent liquidation (see below), the non-payment of rents by the lessee of the Partnership's Boeing 727-251 ADV aircraft (see below) and the sale of the Boeing 727-208 ADV aircraft and the Partnership's interest in a Lockheed L-1011-50 aircraft in April 1998. The amount of operating lease revenues in the near term will increase due to the re-lease of both the McDonnell Douglas MD-82 aircraft and one of the Boeing 737-2H4 aircraft in September 2000. Subsequently, operating lease revenue is expected to decline due to lease term expiration and aircraft sales. See discussion below related to the Partnership's sales-type lease revenue for the year ended December 31, 2000.

     At December 31, 2000, the Partnership's equipment portfolio included assets in which the Partnership holds a proportionate ownership interest. In such cases, the remaining interests are owned by an affiliated equipment leasing program sponsored by Equis Financial Group Limited Partnership ("EFG"). Proportionate equipment ownership enabled the Partnership to further diversify its equipment portfolio at inception by participating in the ownership of selected assets, thereby reducing the general levels of risk which could have resulted from a concentration in any single equipment type, industry or lessee. The Partnership and each affiliate individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues, and expenses associated with the equipment.

     The lease terms related to the three Boeing 737-2H4 aircraft, in which the Partnership held a proportionate interest, expired on December 31, 1999 and the aircraft were stored pending their remarketing. In July 2000, one of the Boeing 737-2H4 aircraft was sold, resulting in $255,645 of proceeds and a net gain, for financial statement purposes, of $43,102. In September 2000, a second Boeing 737-2H4 aircraft was re-leased, with a lease term expiring in September 2003. Under the terms of this re-lease agreement, the Partnership will receive rents of approximately $350,000 over the term of the lease. The Partnership entered into a conditional sales agreement to sell its interest in the remaining Boeing 737-2H4 aircraft as described below.

     The lease term associated with a McDonnell Douglas MD-82 aircraft, in which the Partnership holds an ownership interest, expired in January 2000. The aircraft was re-leased in September 2000 to Aerovias de Mexico S.A. de C.V., with a lease term expiring in September 2004. Under the terms of this re-lease agreement, the Partnership will receive rents of approximately $1,176,358 over the term of the lease. The remaining McDonnell Douglas MD-82 aircraft, in which the Partnership owns an ownership interest, is currently on lease to Finnair OY through April 2001.

     Interest income for the year ended December 31, 2000 was $202,930 compared to $267,788 and $158,844 for the years ended December 31, 1999 and 1998, respectively. Interest income is typically generated from temporary investments of rental receipts and equipment sale proceeds in short-term instruments. The amount of future interest income is expected to fluctuate as a result of changing interest rates and the amount of cash available for investment, among other factors. On March 8, 2000, the Partnership utilized $3,640,000 of available cash for a loan to Echelon Residential Holdings. The loan is presented in the accompanying financial statements in accordance with the guidance set forth in the Third Notice to Practitioners by the American Institute of Certified Public Accountants in February 1986 entitled "ADC Arrangements", and therefore the Partnership does not recognize interest income related to this loan. (See further discussion included in Note 4 to the financial statements herein).

     Other income for the year ended December 31, 2000 reflects the receipt of $245,977 of unused aircraft maintenance reserves related to a sold aircraft and $55,000 for the sale of certain aircraft records.

     In October 2000, the Partnership and certain of its affiliates executed a conditional sales agreement with Royal Aviation Inc. for the sale of the Partnership's interest in a Boeing 737-2H4 aircraft. The title to the aircraft transfers to Royal Aviation Inc., at the expiration of the lease term. The sale of the aircraft has been recorded by the Partnership as a sales-type lease, with a lease term expiring in January 2002. For the year ended December 31, 2000, the Partnership recorded a net gain on sale of equipment, for financial statement purposes, of $91,471 for the Partnership's proportional interest in the aircraft and recognized sales-type lease revenue of $2,491.

     The Partnership's Boeing 727-251 ADV aircraft was damaged in an on-ground accident in October 1998 while being leased on a month-to-month basis by Transmeridian Airlines, Inc. ("Transmeridian"). In September 1999, Transmeridian ceased paying rent with respect to this aircraft. See Note 9 to the accompanying financial statements for details regarding legal action undertaken by the Partnership related to this situation. In May 2000, the Partnership sold the Boeing 727-251 ADV aircraft to a third party for proceeds of $750,000. This aircraft was fully depreciated at the time of sale resulting in a net gain, for financial statement purposes, of $750,000 for the year ended December 31, 2000. The Partnership recognized lease revenue of $70,000, $560,000, and $876,667 related to this aircraft during the years ended December 31, 2000, 1999 and 1998, respectively.

     In April 1999, the Partnership sold its Boeing 727-208 ADV aircraft, previously leased to American Trans Air, Inc. ("ATA"), to the lessee for net proceeds of $3,109,500. The aircraft was fully depreciated at the time of sale, resulting in a net gain, for financial statement purposes, of $3,109,500. The Partnership recognized lease revenue of approximately $246,000 and $762,000 related to this aircraft for the year ended December 31, 1999 and 1998, respectively.

     In August 1998, Classic Airways Limited ("Classic") ceased paying rent with respect to the Partnership's Lockheed L-1011-100 jet aircraft. In October 1998, Classic filed for receivership in the United Kingdom ("UK") and was placed in liquidation (see further discussion below). The Partnership earned lease revenue in the amount of approximately $320,000 related to this aircraft during the year ended December 31, 1998.

     On April 29, 1998, at the expiration of the aircraft's lease term, the Partnership sold its proportional interest in a Lockheed L-1011-50 aircraft to the lessee for net proceeds of $553,699. The Partnership's interest in the aircraft had a net book value of $426,434 at the time of sale, resulting in the recognition of a net gain on sale, for financial statement purposes, of $127,265.

     It cannot be determined whether future sales of aircraft will result in a net gain or a net loss to the Partnership, as such transactions will be dependent upon the condition and type of aircraft being sold and their marketability at the time of sale. In addition, the amount of gain or loss reported for financial statement purposes is partly a function of the amount of accumulated depreciation associated with the equipment being sold.

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

     Interest expense was $103,919, $120,701 and $200,679 for the years ended December 31, 2000, 1999 and 1998, respectively. Interest expense in near term will increase as a result of the Partnership's debt refinancing in February 2001. (See Note 11 to the financial statements.) Subsequently, interest expense will decline as the principal balance of notes payable is reduced through the application of rent receipts to outstanding debt. See additional discussion below regarding the refinancing of the debt in 2001.

     Management fees of $29,913, 92,059, and 156,535 for the years ended December 31, 2000, 1999 and 1998, respectively. Management fees are based on 5% of gross lease revenue generated by operating leases and 2% of gross lease revenue generated by full payout leases.

     Operating expenses were $1,061,428, $2,059,346 and $1,815,947 for the years ended December 31, 2000, 1999 and 1998, respectively. In 2000 and 1999, the Partnership accrued approximately $149,000 and $201,000, respectively, for the reconfiguration costs and completion of a D-Check incurred to facilitate the remarketing of the McDonnell Douglas MD-82 aircraft released in September 2000. In 2000, the Partnership also accrued approximately $201,000 for a required D-check for a second McDonnell Douglas MD-82 aircraft. In addition, the Partnership incurred legal fees in connection with the lease-related litigation described in Note 9 to the financial statements. Operating expenses in the year ended December 31, 1999 include engine leasing costs of $984,000 incurred related to the aircraft leased to Transmeridian and legal costs related to the Partnership's ongoing litigation. In addition, the operating expenses in 1998 also included legal costs incurred in connection with legal proceedings related to Northwest Airlines, Inc. and Classic. Operating expenses in 2000, 1999 and 1998 also included approximately $41,000, $50,000 and $332,000, respectively, related to the Class Action Lawsuit described in Note 9 to the financial statements. Other operating expenses consist principally of professional service costs, such as audit and legal fees, as well as insurance, printing, distribution and other remarketing expenses. Depreciation expense was $297,611, $1,054,343, and $2,451,737 for the years ended December 31, 2000, 1999, and
1998, respectively.

     For the year ended December 31, 2000, the Partnership's share of losses in Echelon Residential Holdings was $276,289. This loss is reflected on the Statement of Operations as "Partnership's share of unconsolidated real estate venture's loss." See further discussion below.

LIQUIDITY AND CAPITAL RESOURCES AND DISCUSSION OF CASH FLOWS

     The Partnership by its nature is a limited life entity. The Partnership's principal operating activities derive from aircraft rental transactions. Accordingly, the Partnership's principal source of cash from operations is the collection of periodic rents. These cash inflows are used to satisfy debt service obligations associated with leveraged leases, and to pay management fees and operating costs. Operating activities generated a net cash outflow of $182,996 in 2000 and net cash inflows of $99,270 and $1,550,424 in 1999 and
1998, respectively. Overall, expenses associated with rental activities, such as management fees, and net cash flow from operating activities will decline as the Partnership remarket its aircraft. The Partnership, however, may continue to incur significant costs to facilitate the successful remarketing of its aircraft in the future. Ultimately, the Partnership will dispose of all aircraft under lease. This will occur principally through sale transactions whereby each aircraft will be sold to the existing lessee or to a third party. Generally, this will occur upon expiration of each aircraft's primary or renewal/re-lease term. The amount of future interest income is expected to fluctuate as a result of changing interest rates and the level of cash available for investment, among other factors.

     Cash realized from aircraft disposal transactions is reported under investing activities on the accompanying Statement of Cash Flows. For the year ended December 31, 2000, the Partnership realized net cash proceeds of $1,005,645 related to its Boeing 737-2H4 and 727-251 ADV aircraft. In 1999, the Partnership received sales proceeds of $3,109,500 related to its Boeing 727-208 ADV aircraft formerly leased to ATA. During the year ended December 31, 1998, the Partnership sold its interest in a Lockheed L-1011-50 aircraft and realized net cash proceeds of $553,699. Future inflows of cash from aircraft disposals will vary in timing and amount and will be influenced by many factors including, but not limited to, the frequency and timing of lease expirations, the type of aircraft being sold, their condition and age, and future market conditions.

     At December 31, 2000, the Partnership was due aggregate future minimum lease payments of $1,708,411 from contractual operating and sales-type lease agreements (see Notes 2 and 5 to the financial statements), a portion of which will be used to amortize the principal balance of notes payable of $906,869 (see
Note 7 to the financial statements). At the expiration of the individual lease terms underlying the Partnership's future minimum lease payments, the Partnership will sell its aircraft or enter re-lease or renewal agreements when considered advantageous by the General Partner and EFG. Such future remarketing activities will result in the realization of additional cash inflows in the form of sale proceeds or rents from renewals and re-leases, the timing and extent of which cannot be predicted with certainty. This is because the timing and extent of remarketing events often is dependent upon the needs and interests of the existing lessees. Some lessees may choose to renew their lease contracts, while others may elect to return the aircraft. In the latter instances, the aircraft could be re-leased to another lessee or sold to a third party.

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

     BAA plc obtained a judgment from a UK Court entitling it to sell the aircraft to satisfy the unpaid charges and, on December 8, 1999, the Aircraft was sold at auction. It is believed that the sale price was insufficient to satisfy the aggregate fees owed to the Airport Authorities. Accordingly, the Partnership will not realize any portion of the sale proceeds obtained by BAA plc nor any future residual value from the Aircraft. Notwithstanding the foregoing, the Partnership held the Aircraft's records, which were sold for $55,000 in 2000. In addition, the Partnership retains two engines that had been removed from the Aircraft for maintenance prior to Classic's liquidation. The General Partner is attempting to remarket these engines. At the date of Classic's liquidation, the Partnership had accrued $160,000 of rental income which had not been collected from Classic and all of which was written off as uncollectible in the third quarter of 1998. The Aircraft, including the two engines that were removed for maintenance, had been fully depreciated prior to the auction by BAA plc. Subsequent to the auction, the Aircraft (except for the two engines) was written off by the Partnership.

     In connection with a preliminary settlement agreement for a Class Action Lawsuit described in Note 9 to the financial statements, the court permitted the Partnership to invest in any new investment, including but not limited to new equipment or other business activities, subject to certain limitations. On March 8, 2000, the Partnership loaned $3,640,000 to a newly formed real estate company, Echelon Residential Holdings to finance the acquisition of real estate assets by that company. Echelon Residential Holdings, through a wholly owned subsidiary ("Echelon Residential LLC"), used the loan proceeds, along with the loan proceeds from similar loans by ten affiliated partnerships representing $32 million in the aggregate, to acquire various real estate assets from Echelon International Corporation, an independent Florida-based real estate company. Echelon Residential Holding's interest in Echelon Residential LLC is pledged pursuant to a pledge agreement to the partnerships as collateral for the loans. The loan has a term of 30 months, maturing on September 8, 2002, and an annual interest rate of 14% for the first 24 months and 18% for the final six months. Interest accrues and compounds monthly and is payable at maturity.

     As discussed in Note 4 to the Partnership's financial statements herein, the loan is considered to be an investment in a real estate venture for accounting purposes. In accordance with the provisions of Statement of Position No. 78-9, "Accounting for Investments in Real Estate Ventures", the Partnership reports its share of income or loss of Echelon Residential Holdings under the equity method of accounting.

     The loan made by the Partnership to Echelon Residential Holdings is, and will continue to be, subject to various risks, including the risk of default by Echelon Residential Holdings, which could require the Partnership to foreclose under the pledge agreement on its interests in Echelon Residential LLC. The ability of Echelon Residential Holdings to make loan payments and the amount the Partnership may realize after a default would be dependent upon the risks generally associated with the real estate lending business including, without limitation, the existence of senior financing or other liens on the properties, general or local economic conditions, property values, the sale of properties, interest rates, real estate taxes, other operating expenses, the supply and demand for properties involved, zoning and environmental laws and regulations, rent control laws and other governmental rules. A default by Echelon Residential Holdings could have a material adverse effect on the future cash flow and operating results of the Partnership.

      The Restated Agreement, as amended, prohibits the Partnership from making loans to the General Partner or its affiliates. Since the acquisition of the several parcels of real estate from the owner had to occur prior to the admission of certain independent third parties as equity owners, Echelon Residential Holdings and its wholly owned subsidiary, Echelon Residential LLC, were formed in anticipation of their admission. The General Partner agreed to an officer of the Manager serving as the initial equity holder of Echelon Residential Holdings and as an unpaid manager. The officer made a $185,465 equity investment in Echelon Residential Holdings. His return on his equity investment is restricted to the same rate of return as the partnerships realize on their loans. There is a risk that the court may object to the general partner's action in structuring the loan in this way and may require the partnerships to restructure or divest the loan.

     The Partnership obtained long-term financing in connection with certain aircraft. The origination of such indebtedness and the subsequent repayments of principal are reported as components of financing activities in the Partnership's Statement of Cash Flows. The corresponding note agreements are recourse only to the specific equipment financed and to the minimum rental payments contracted to be received during the debt amortization periods (which generally coincides with the lease terms). As rental payments are collected, a portion of all of the rental payments is used to repay associated indebtedness. In the near term, the amount of cash used to repay debt obligations will increase due to the refinancing discussed below. Subsequently the amount of cash used will decline as the principal balance of notes payable is reduced through the collection and application of rents.

     In February 2000, the Partnership and certain affiliated investment programs (collectively, the "Programs") refinanced the indebtedness, which matured in January 2000 associated with a McDonnell Douglas MD-82 aircraft re-leased in September 2000. In addition to refinancing the existing indebtedness of $3,370,000, the Programs received additional debt proceeds of $1,350,000 required to perform a D-Check on the aircraft. The Partnership received $201,247 from such proceeds. The note had a fluctuating interest rate based on LIBOR plus a margin with interest payments due monthly. The Partnership's aggregate share of the refinanced and new indebtedness was $701,062, which matured in August 2000. The Partnership paid interest-only on the debt throughout 2000. In February 2001, the Programs refinanced the outstanding indebtedness and accrued interest related to this aircraft. In addition to refinancing the Programs' total existing indebtedness and accrued interest of $4,758,845, the Programs received additional debt proceeds of $3,400,177. The Partnership's aggregate share of the refinanced and new indebtedness was $1,211,860 including $706,831 used to repay the existing indebtedness on the refinanced aircraft. The Partnership used a portion of its share of the additional proceeds of $505,028 to repay the outstanding balance of the indebtedness and accrued interest related to the aircraft on lease to Finnair OY of $130,852 and certain aircraft reconfiguration costs that the Partnership had accrued at December 31, 2000. The new indebtedness bears a fixed interest rate of 7.65%, principal is amortized monthly and the Partnership has a balloon payment obligation at the expiration of the lease term of $404,138 in September 2004.

     There are no formal restrictions under the Restated Agreement, as amended, that materially limit the Partnership's ability to pay cash distributions, except that the General Partner may suspend or limit cash distributions to ensure that the Partnership maintains sufficient working capital reserves to cover, among other things, operating costs and potential expenditures, such as refurbishment costs to remarket aircraft upon lease expiration. In addition to the need for funds in connection with the Class Action Lawsuit, liquidity is especially important as the Partnership matures and sells aircraft, because the remaining aircraft portfolio consists of fewer revenue-producing assets that are available to cover prospective cash disbursements. Insufficient liquidity could inhibit the Partnership's ability to sustain its operations or maximize the realization of proceeds from remarketing its remaining aircraft.

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

     At December 31, 2000, the Partnership's equipment portfolio included ownership interests in three commercial jet aircraft, one of which is a Boeing 737 aircraft. The Boeing 737 aircraft is a Stage 2 aircraft, meaning that it is prohibited from operating in the United States unless it is retro-fitted with hush-kits to meet Stage 3 noise regulations promulgated by the Federal Aviation Administration. During 2000, the aircraft was re-leased to Air Slovakia BWJ, Ltd. through September 2003.The remaining two aircraft in the Partnership's portfolio already are Stage 3 compliant. These aircraft have lease terms expiring in April 2001 and September 2004, respectively.

     The Partnership's capital account balances for federal income tax and for financial reporting purposes are different primarily due to differing treatments of income and expense items for income tax purposes in comparison to financial reporting purposes (generally referred to as permanent or timing differences; see Note 8 to the financial statements). For instance, selling commissions and organization and offering costs pertaining to syndication of the Partnership's limited partnership units are not deductible for federal income tax purposes, but are recorded as a reduction of partners' capital for financial reporting purposes. Therefore, such differences are permanent differences between capital accounts for financial reporting and federal income tax purposes. Other differences between the bases of capital accounts for federal income tax and financial reporting purposes occur due to timing differences consisting of the cumulative difference between income or loss for tax purposes and financial statement income or loss. The principal components of the cumulative difference between financial statement income or loss and tax income or loss result from different depreciation policies for book and tax purposes and different treatments for book and tax purposes related to the real estate venture.

     For financial reporting purposes, the General Partner has accumulated a capital deficit at December 31, 2000. This is the result of aggregate cash distributions to the General Partner being in excess of its capital contribution of $1,000 and its allocation of financial statement net income or loss. Ultimately, the existence of a capital deficit for the General Partner for financial reporting purposes is not indicative of any further capital obligations to the Partnership by the General Partner. The Restated Agreement, as amended, requires that upon the dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 2000, the General Partner had a positive tax capital account balance.

     In any given year, it is possible that Recognized Owners will be allocated taxable income in excess of distributed cash. This discrepancy between tax obligations and cash distributions may or may not continue in the future, and cash may or may not be available for distribution to the Recognized Owners adequate to cover any tax obligation.

     The Partnership is a Nominal Defendant in a Class Action Lawsuit described in Note 9 to the accompanying financial statements. The proposed settlement to that lawsuit, if effected, will materially change the future organizational structure and business interests of the Partnership, as well as its cash distribution policies. In addition, the General Partner will continue to suspend the payment of quarterly cash distributions pending final resolution of the Class Action Lawsuit. Accordingly, future cash distributions are not expected to be paid until the Class Action Lawsuit is adjudicated.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of AIRFUND II International Limited Partnership:

We have audited the accompanying statements of financial position of AIRFUND II International Limited Partnership, as of December 31, 2000 and 1999, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Echelon Residential Holdings LLC, (a limited liability company to which the Partnership has loaned $3,640,000), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the financial statements relates to data included for Echelon Residential Holdings LLC, it is based solely on their report.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of AIRFUND II International Limited Partnership at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

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



                                                /s/ ERNST & YOUNG LLP




Tampa, Florida
March 30, 2001

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                         STATEMENT OF FINANCIAL POSITION
                           DECEMBER 31, 2000 AND 1999

                                                                  2000               1999
                                                              ------------       ------------
ASSETS

Cash and cash equivalents ..............................      $  2,827,385       $  5,719,642
Rents receivable .......................................           116,820                 --
Accounts receivable - affiliate ........................            33,452              1,476
Other assets ...........................................            24,508             31,742
Investment in real estate venture ......................         3,363,711                 --
Net investment in sales-type lease .....................           240,330                 --
Equipment at cost, net of accumulated
    depreciation of $8,152,945 and $18,449,875
    at December 31, 2000 and 1999, respectively ........         2,644,169          3,359,619
                                                              ------------       ------------
        Total assets ...................................      $  9,250,375       $  9,112,479
                                                              ============       ============

LIABILITIES AND PARTNERS' CAPITAL

Notes payable ..........................................      $    906,869       $    981,775
Accrued interest .......................................             7,161             13,356
Accrued liabilities ....................................           591,617            463,324
Accrued liabilities - affiliate ........................            17,207             78,593
Deferred rental income .................................            27,244             51,380
                                                              ------------       ------------
        Total liabilities ..............................         1,550,098          1,588,428
                                                              ------------       ------------

Partners' capital (deficit):
    General Partner ....................................        (2,610,443)        (2,619,254)
    Limited Partnership Interests (2,714,647 Units;
     initial purchase price of $25 each) ...............        10,310,720         10,143,305
                                                              ------------       ------------
        Total partners' capital ........................         7,700,277          7,524,051
                                                              ------------       ------------
        Total liabilities and partners' capital ........      $  9,250,375       $  9,112,479
                                                              ============       ============


   The accompanying notes are an integral part of these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                             STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                         2000             1999             1998
                                                     -----------      -----------      -----------
Income:
     Operating lease revenue ..................      $   554,415      $ 1,841,170      $ 3,130,704
     Sales-type lease revenue .................            2,491               --               --
     Interest income ..........................          202,930          267,788          158,844
     Other income .............................          300,977               --               --
     Gain on sale of equipment ................          884,573        3,109,500          127,265
                                                     -----------      -----------      -----------
         Total income .........................        1,945,386        5,218,458        3,416,813
                                                     -----------      -----------      -----------

Expenses:
     Depreciation .............................          297,611        1,054,343        2,451,737
     Interest expense .........................          103,919          120,701          200,679
     Equipment management fees - ..............           29,913           92,059          156,535
          affiliate
     Operating expenses - affiliate ...........        1,061,428        2,059,346        1,815,947
     Partnership's share of unconsolidated
         real estate venture's loss ...........          276,289               --               --
                                                     -----------      -----------      -----------
         Total expenses .......................        1,769,160        3,326,449        4,624,898
                                                     -----------      -----------      -----------

Net income (loss) .............................      $   176,226      $ 1,892,009      $(1,208,085)
                                                     ===========      ===========      ===========

Net income (loss)
     per limited partnership unit .............      $      0.06      $      0.66      $     (0.42)
                                                     ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                    STATEMENT OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                          GENERAL               RECOGNIZED OWNERS
                                          PARTNER         ------------------------------
                                          AMOUNT              UNITS            AMOUNT             TOTAL
                                       ------------       ------------      ------------       ------------
Balance at December 31, 1997 ....      $ (2,653,450)         2,714,647      $  9,493,577       $  6,840,127

    Net loss - 1998 .............           (60,404)                --        (1,147,681)        (1,208,085)
                                       ------------       ------------      ------------       ------------

Balance at December 31, 1998 ....        (2,713,854)         2,714,647         8,345,896          5,632,042

    Net income - 1999 ...........            94,600                 --         1,797,409          1,892,009
                                       ------------       ------------      ------------       ------------

Balance at December 31, 1999 ....        (2,619,254)         2,714,647        10,143,305          7,524,051

     Net income - 2000 ..........             8,811                 --           167,415            176,226
                                       ------------       ------------      ------------       ------------

Balance at December 31, 2000 ....      $ (2,610,443)         2,714,647      $ 10,310,720       $  7,700,277
                                       ============       ============      ============       ============



   The accompanying notes are an integral part of these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                             STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                           2000              1999              1998
                                                                       -----------       -----------       -----------
Cash flows provided by (used in) operating activities:
Net income (loss) ...............................................      $   176,226       $ 1,892,009       $(1,208,085)
Adjustments to reconcile net income (loss)
   to net cash (used in) provided by operating activities:
     Depreciation ...............................................          297,611         1,054,343         2,451,737
     Sales-type lease revenue ...................................           (2,491)               --                --
     Gain on sale of equipment ..................................         (884,573)       (3,109,500)         (127,265)
     Partnership's share of unconsolidated
         real estate venture's loss .............................          276,289                --                --
Changes in assets and liabilities:
     Decrease (increase) in:
        Rents receivable ........................................         (116,820)           39,933            25,187
        Accounts receivable - affiliate .........................          (31,976)           69,702           234,181
        Other assets ............................................            7,234            93,992          (125,734)
        Collections on net investment in sales-type lease .......           58,928                --                --
     Increase (decrease) in:
        Accrued interest ........................................           (6,195)          (11,770)           (4,492)
        Accrued liabilities .....................................          128,293             4,839           450,235
        Accrued liabilities - affiliate .........................          (61,386)           62,339           (26,270)
        Deferred rental income ..................................          (24,136)            3,383          (119,070)
                                                                       -----------       -----------       -----------
         Net cash (used in) provided by operating activities ....         (182,996)           99,270         1,550,424
                                                                       -----------       -----------       -----------

Cash flows provided by (used in) investing activities:
     Proceeds from equipment sales ..............................        1,005,645         3,109,500           553,699
     Investment in real estate venture ..........................       (3,640,000)               --                --
                                                                       -----------       -----------       -----------
         Net cash (used in) provided by investing activities ....       (2,634,355)        3,109,500           553,699
                                                                       -----------       -----------       -----------

Cash flows provided by (used in) financing activities:
     Proceeds from notes payable ................................          201,247                --                --
     Principal payments - notes payable .........................         (276,153)         (914,890)         (780,855)
                                                                       -----------       -----------       -----------
         Net cash used in financing activities ..................          (74,906)         (914,890)         (780,855)
                                                                       -----------       -----------       -----------

Net (decrease) increase in cash and cash equivalents ............       (2,892,257)        2,293,880         1,323,268
Cash and cash equivalents at beginning of year ..................        5,719,642         3,425,762         2,102,494
                                                                       -----------       -----------       -----------
Cash and cash equivalents at end of year ........................      $ 2,827,385       $ 5,719,642       $ 3,425,762
                                                                       ===========       ===========       ===========


Supplemental disclosure of cash flow information:
     Cash paid during the year for interest .....................      $   110,114       $   132,471       $   205,171
                                                                       ===========       ===========       ===========
Supplemental disclosure of non-cash financing activities:
     Equipment sold on sales-type lease..........................      $   296,767       $       --        $        --
                                                                       ===========       ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

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

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

                                                                     RECOGNIZED
     CLOSING DATE                  UNITS ISSUED    PURCHASE PRICE       OWNERS
     ------------                  ------------    --------------    -----------

May 17, 1990 ................        1,725,100      $43,127,500            2,600
August 2, 1990 ..............          317,986        7,949,650              494
October 1, 1990 .............          159,510        3,987,750              251
December 27, 1990 ...........          246,845        6,171,125              398
February 15, 1991 ...........          112,796        2,819,900              173
June 28, 1991 ...............          152,410        3,810,250              276
                                   -----------      -----------      -----------

                  Totals ....        2,714,647      $67,866,175            4,192
                                   ===========      ===========      ===========

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

     Under the terms of a Management Agreement between the Partnership and EFG, management services are provided by EFG to the Partnership at fees which the General Partner believes to be competitive for similar services (see Note 6).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH

     The Partnership considers liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. From time to time, the Partnership invests excess cash with large institutional banks in federal agency discount notes and in repurchase agreements with overnight maturities. Under the terms of the agreements, title to the underlying securities passes to the Partnership. The securities underlying the agreements are book entry securities. At December 31, 2000, the Partnership had $2,710,280 invested in federal agency discount notes, repurchase agreements secured by U.S. Treasury Bills or interests in U.S. Government securities, or other highly liquid overnight investments.

REVENUE RECOGNITION

     Effective January 1, 2000, the Partnership adopted the provisions of Securities Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 provides guidance for the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB No. 101 had no impact on the Partnership's financial statements.

     Rents are payable to the Partnership monthly, quarterly or semi-annually and no significant amounts are calculated on factors other than the passage of time. The leases are accounted for as operating leases and are noncancellable. Rents received prior to their due dates are deferred. In certain instances, the Partnership may enter renewal or re-lease agreements which expire beyond the Partnership's anticipated dissolution date. This circumstance is not expected to prevent the orderly wind-up of the Partnership's business activities as the General Partner and EFG would seek to sell the then-remaining equipment assets either to the lessee or to a third party, taking into consideration the amount of future noncancellable rental payments associated with the attendant lease agreements. See also Note 9 regarding the Class Action Lawsuit. Future minimum rents are $1,472,431 are due as follows:

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

     For the year ending December 31, 2001..........  $   491,543
                                      2002..........      412,079
                                      2003..........      372,749
                                      2004..........      196,060
                                                      -----------

                                      Total.........  $ 1,472,431
                                                      ===========

     Lease payments for the sales-type lease are due monthly and the related revenue is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. Future minimum lease payments for the sales-type lease of $255,407 are due in the year ending December 31, 2001.

     Revenue from major individual lessees which accounted for 10% or more of lease revenue during the years ended December 31, 2000, 1999 and 1998 is as follows:

                                           2000          1999          1998
                                         --------      --------      --------
Finnair OY ........................      $346,949      $634,658      $639,923
Aerovias de Mexico S.A. de C.V ....      $ 92,311      $     --      $     --
Transmeridian Airlines, Inc. ......      $ 70,000      $560,000      $876,667
Southwest Airlines, Inc. ..........      $     --      $380,699      $377,568
American Trans Air, Inc. ..........      $     --      $245,533      $762,000
Classic Airways Limited ...........      $     --      $     --      $319,960

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EQUIPMENT ON LEASE

     All aircraft were acquired from EFG or one of its Affiliates. Equipment Cost means the actual cost paid by the Partnership to acquire the aircraft, including acquisition fees. Equipment cost reflects the actual price paid for the aircraft by EFG or the Affiliate plus all actual costs incurred by EFG or the Affiliate while carrying the aircraft less the amount of all rents received by EFG or the Affiliate prior to selling the aircraft.

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

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

     The ultimate realization of residual value for any type of aircraft is dependent upon many factors, including EFG's ability to sell and re-lease aircraft. Changing market conditions, industry trends, technological advances, and many other events can converge to enhance or detract from asset values at any given time.

REAL ESTATE LOAN

      The Partnership accounts for the loan to a real estate company using the guidance set forth in the Third Notice to Practitioners by the American Institute of Certified Public Accountants ("AICPA") in February 1986 entitled "ADC Arrangements" (the "Third Notice"). The Partnership has evaluated this loan and has determined that real estate accounting is appropriate. This determination affects the Partnership's balance sheet classification of the loan and the recognition of revenues derived therefrom. The Third Notice was issued to address those real estate acquisition, development and construction arrangements where a lender has virtually the same risk and potential rewards as those of owners or joint ventures. Emerging Issues Task Force ("EITF") 86-21, "Application of the AICPA Notice to Practitioners regarding Acquisition, Development and Construction Arrangements to Acquisition of an Operating Property" expanded the applicability of the Third Notice to entities other than financial institutions.

      Based on the applicability of the Third Notice, EITF 86-21 and consideration of the economic substance of the transaction, the loan is considered to be an investment in a real estate venture for accounting purposes. In accordance with the provisions of Statement of Position No. 78-9, "Accounting for Investments in Real Estate Ventures", the Partnership reports its share of income or loss of the real estate company under the equity method of accounting.

NET INVESTMENT IN SALES-TYPE LEASE

     For leases that qualify as sales-type leases, the Partnership recognizes profit or loss at lease inception to the extent the fair value of the property leased differs from the carrying value. For balance sheet purposes, the aggregate lease payments receivable are recorded on the balance sheet net of unearned income as net investment in sales-type lease. Unearned income is recognized as sales-type lease revenue over the lease term using the interest method.

IMPAIRMENT OF LONG-LIVED ASSETS

     The carrying value of long-lived assets including equipment and the real estate loan will be reviewed for impairment whenever events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows.

ACCRUED LIABILITIES - AFFILIATE

     Unpaid operating expenses paid by EFG on behalf of the Partnership and accrued but unpaid administrative charges and management fees are reported as Accrued Liabilities - Affiliate (see Note 6).

CONTINGENCIES

     It is the Partnership's policy to recognize a liability for goods and services during the period when the goods or services are received. To the extent that the Partnership has a contingent liability, meaning generally a liability the payment of which is subject to the outcome of a future event, the Partnership recognizes a liability in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" ("SFAS No. 5"). SFAS No. 5 requires the recognition of contingent liabilities when the amount of liability can be reasonably estimated and the liability is probable.

     The Partnership is a Nominal Defendant in a Class Action Lawsuit. In 1998, a settlement proposal to resolve that litigation was negotiated and remains pending (see Note 9). The Partnership's estimated exposure for costs anticipated to be incurred in pursuing the settlement proposal is approximately $423,000 consisting principally of legal fees and other professional service costs. These costs are expected to be incurred regardless of whether the proposed settlement ultimately is effected and, therefore, the Partnership expensed approximately $332,000 of these costs in 1998 following the Court's approval of the settlement plan. The cost estimate is subject to change and is monitored by the General Partner based upon the progress of the settlement proposal and other pertinent information. As a result, the Partnership accrued and expensed additional amounts of approximately $41,000 and $50,000 for such costs during 2000 and 1999, respectively.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

ALLOCATION OF PROFITS AND LOSSES

     For financial statement purposes, net income or loss is allocated to each Partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). See Note 8 concerning allocation of income or loss for income tax purposes.

NET INCOME (LOSS) PER UNIT

     Net income (loss) per unit is based on 2,714,647 Units outstanding during each of the three years in the period ended December 31, 2000 and computed after allocation of the General Partner's 5% share of net income (loss).

PROVISION FOR INCOME TAXES

     No provision or benefit from income taxes is included in the accompanying financial statements. The Partners are responsible for reporting their proportionate shares of the Partnership's taxable income or loss and other tax attributes on their separate tax returns.

NOTE 3 - EQUIPMENT

     The following is a summary of equipment owned by the Partnership at December 31, 2000. Remaining Lease Term (Months), as used below, represents the number of months remaining from December 31, 2000 under contracted lease terms. A remaining lease term equal to zero reflects equipment held for sale or re-lease in the opinion of EFG, the acquisition cost of the equipment did not exceed its fair market value.

                                                               REMAINING
                                                              LEASE TERM            EQUIPMENT
                    EQUIPMENT TYPE                              (MONTHS)             AT COST             LOCATION
- ------------------------------------------------------      ---------------     -----------------   -----------------
Two Rolls Royce aircraft engines......................             0            $       6,000,000   Warehouse
One McDonnell Douglas MD-82 (Finnair).................             4                    2,078,640   Foreign
One McDonnell Douglas MD-82
(Aerovias de Mexico S.A. de C.V)......................            44                    2,078,640   Foreign
One Boeing 737-2H4 (Air Slovakia).....................            32                      639,834   Foreign
                                                                                -----------------
  Total equipment cost................................                                 10,797,114
  Accumulated depreciation............................                                  8,152,945
                                                                                -----------------
  Equipment, net of accumulated depreciation..........                          $       2,644,169
                                                                                =================

     The cost of each of the Partnership's aircraft represents proportionate ownership interests. The remaining interests are owned by other affiliated partnerships sponsored by EFG. All Partnerships individually report, in proportion to their respective ownership interests, their respective shares of assets, liabilities, revenues, and expenses associated with the aircraft.

     Certain of the Partnership's aircraft and the related lease payment streams were used to secure the Partnership's term loans with third-party lenders. The preceding summary includes leveraged equipment having an aggregate original cost of approximately $4,157,000 and a net book value of approximately $2,446,000 at December 31, 2000. (See Note 7).

     The Partnership entered into a three-year release agreement with Air Slovakia for its proportionate interest in a Boeing 737-2H4 aircraft, effective September 2000. Under the terms of this agreement, the Partnership will receive rents of approximately $350,000 over the term of the lease. The Partnership entered into a four-year re-lease agreement with Aerovias de Mexico, S.A. de C.V. for its proportionate interest in a McDonnell Douglas MD-82 aircraft, effective September 2000. Under the terms of this agreement, the Partnership will receive rents of approximately $1,176,000 over the term of the lease.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

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

     As aircraft are sold to third parties, or otherwise disposed of, the Partnership recognizes a gain or loss equal to the difference between the net book value of the aircraft at the time of sale or disposition and the proceeds realized upon sale or disposition. The ultimate realization of estimated residual value in the aircraft is dependent upon, among other things, EFG's ability to maximize proceeds from selling or re-leasing the aircraft. At December 31, 2000, all of the Partnership's aircraft were subject to contracted lease agreements, except the Rolls Royce aircraft engines, which were warehoused. The General Partner is attempting to remarket these engines.

NOTE 4 - INVESTMENT IN REAL ESTATE VENTURE

     On March 8, 2000, the Partnership and 10 affiliated partnerships (the "Exchange Partnerships") collectively loaned $32 million to Echelon Residential Holdings LLC ("Echelon Residential Holdings"), a newly formed real estate company. Echelon Residential Holdings is owned by several investors, including James A. Coyne, Executive Vice President of EFG. In addition, certain affiliates of the General Partner made loans to Echelon Residential Holdings in their individual capacities.

     The Partnership's participation in the loan is $3,640,000. Echelon Residential Holdings, through a wholly-owned subsidiary (Echelon Residential
LLC), used the loan proceeds to acquire various real estate assets from Echelon International Corporation, a Florida-based real estate company. The loan has a term of 30 months, maturing on September 8, 2002, and an annual interest rate of 14% for the first 24 months and 18% for the final six months. Interest accrues and compounds monthly and is payable at maturity. In connection with the transaction, Echelon Residential Holdings has pledged a security interest in all of its right, title and interest in and to its membership interests in Echelon Residential LLC to the Exchange Partnerships as collateral.

     The loan is presented in accordance with the guidance for ADC Arrangements as described in Note 2, Real Estate Loans, in the Partnership's financial statements as of and for the year ended December 31, 2000. The loan is accounted for as an investment in real estate venture and is presented net of the Partnership's share of losses in Echelon Residential Holdings. For the period ended December 31, 2000, the Partnership's share of losses in Echelon Residential Holdings was $276,289 and is reflected on the Statement of Operations as "Partnership's share of unconsolidated real estate venture's loss."

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

     The summarized financial information for Echelon Residential Holdings as of December 31, 2000 and for the period March 8, 2000 (commencement of operations) through December 31, 2000 is as follows:

          Total assets.........................................   $  68,580,891
          Total liabilities....................................   $  70,183,162
          Minority interest....................................   $   2,257,367
          Total deficit .......................................   $  (3,859,638)

          Total revenues.......................................   $   5,230,212
          Total expenses, minority interest and equity
            in loss of unconsolidated joint venture............   $  11,936,238
          Net loss.............................................   $  (6,706,026)

NOTE 5 - NET INVESTMENT IN SALES-TYPE LEASE

     The Partnership's net investment in a sales-type lease is the result of the conditional sale of the Partnership's proportionate interest in a Boeing 737 aircraft executed in October 2000. The title to the aircraft transfers to Royal Aviation Inc., at the expiration of the lease term. The sale of the aircraft has been recorded by the Partnership as a sales-type lease, with a lease term expiring in January 2002. For the year ended December 31, 2000, the Partnership recorded a net gain on sale of equipment, for financial statement purposes, of $91,471 for the Partnership's proportional interest in the aircraft and recognized sales-type lease revenue of $2,491. The net book value of equipment sold on sales-type lease totaled $296,767, which was a non-cash transaction. The components of the net investment in the sales-type lease are as follows:

Total minimum lease payments to be received ....      $255,407
Less:  Unearned income .........................        15,077
                                                      --------
                            Total ..............      $240,330
                                                      ========

NOTE 6 - RELATED PARTY TRANSACTIONS

     All operating expenses incurred by the Partnership are paid by EFG on behalf of the Partnership and EFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 2000, which were paid or accrued by the Partnership to EFG or its Affiliates, are as follows:

                                           2000           1999           1998
                                        ----------     ----------     ----------

Equipment management fees ...........   $   29,913     $   92,059     $  156,535
Administrative charges ..............       72,967         71,699         53,676
Reimbursable operating expenses
     due to third parties ...........      988,461      1,987,647      1,762,271
                                        ----------     ----------     ----------

                        Total .......   $1,091,341     $2,151,405     $1,972,482
                                        ==========     ==========     ==========

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

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

     Administrative charges represent amounts owed to EFG, pursuant to Section
10.4 of Restated Agreement, as amended, for persons employed by EFG who are engaged in providing administrative services to the Partnership. Reimbursable operating expenses due to third parties represent costs paid by EFG on behalf of the Partnership which are reimbursed to EFG at actual cost.

     All aircraft were purchased from EFG or one of its Affiliates. The Partnership's acquisition cost was determined by the method described in Note 2, Equipment on Lease.

     All rents and the proceeds from the sale of equipment are paid directly to either EFG or to a lender. EFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At December 31, 2000, the Partnership was owed $33,452 by EFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 2001.

     An affiliate of the General Partner owns Units in the Partnership as follows:

        --------------------------------------------- -------------------------- ------------------------
                                                              NUMBER OF             PERCENT OF TOTAL
                         AFFILIATE                           UNITS OWNED            OUTSTANDING UNITS
        --------------------------------------------- -------------------------- ------------------------
        Old North Capital Limited Partnership                            40,000                    1.47%
        --------------------------------------------- -------------------------- ------------------------

     Old North Capital Limited Partnership ("ONC") is a Massachusetts limited partnership formed in 1995. The general partner of ONC is controlled by Gary D. Engle and the limited partnership interests of ONC are owned by Semele Group Inc. ("Semele"). Gary D. Engle is Chairman and Chief Executive Officer of Semele.

NOTE 7 - NOTES PAYABLE

     Notes payable at December 31, 2000 consisted of two installment notes payable to banks of $906,869. One installment note bears an interest rate of 8.225% and the other bears a fluctuating interest rate based on LIBOR (approximately 6.7% at December 31, 2000) plus a margin. Both of the installment notes are non-recourse and are collateralized by the equipment and assignment of the related lease payments. The Partnership had a balloon payment obligation due at the expiration of the lease term related to the aircraft leased to Finnair OY. This indebtedness was due to mature in 2001. In addition, the Partnership had a balloon payment obligation of $701,062, which matured in August 2000. The Partnership paid interest-only on this debt through 2000 and in February 2001, the Partnership and certain affiliated investment programs refinanced this indebtedness and repaid the outstanding indebtedness related to the Finnair OY aircraft. See Note 11, "Subsequent Event", regarding this refinancing.

     Management believes that the carrying amount of notes payable approximates fair value at December 31, 2000 based on its experience and understanding of the market for instruments with similar terms.

     The annual maturities of the installment notes payable at December 31, 2000, reflecting the maturity of the notes in consideration of the February 2001 refinancing discussed in Note 11, "Subsequent Event", are as follows:

     For the year ending December 31, 2001.......   $ 109,728
                                      2002.......     143,640
                                      2003.......     143,640
                                      2004.......     511,861
                                                    ---------

                                      Total.......  $ 906,869
                                                    =========

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

NOTE 8 - INCOME TAXES

     The Partnership is not a taxable entity for federal income tax purposes. Accordingly, no provision for income taxes has been recorded in the accounts of the Partnership.

     For financial statement purposes, the Partnership allocates net income or loss to each class of partner according to their respective ownership percentages (95% to the Recognized Owners and 5% to the General Partner). This convention differs from the income or loss allocation requirements for income tax and Dissolution Event purposes as delineated in the Restated Agreement, as amended. For income tax reporting purposes, the Partnership allocates net income or loss in accordance with such agreement. The Restated Agreement, as amended, requires that upon dissolution of the Partnership, the General Partner will be required to contribute to the Partnership an amount equal to any negative balance which may exist in the General Partner's tax capital account. At December 31, 2000, the General Partner had a positive tax capital account balance.

     The following is a reconciliation between net income (loss) reported for financial statement and federal income tax reporting purposes for the years ended December 31, 2000, 1999 and 1998:

                                                         2000              1999             1998
                                                     -----------       -----------      -----------
Net income (loss) .............................      $   176,226       $ 1,892,009      $(1,208,085)
  Financial statement depreciation in
    excess of (less than) tax depreciation ....          (56,850)          673,872         (713,082)
  Deferred rental income ......................          (24,136)            3,383         (119,070)
  Interest income - real estate venture .......          444,512                --               --
  Partnership's share of unconsolidated
  real estate venture's loss ..................          276,289                --               --
  Other .......................................          318,871            64,000          362,435
                                                     -----------       -----------      -----------
Net income (loss) for federal income
    tax reporting purposes ....................      $ 1,134,912       $ 2,633,264      $(1,677,802)
                                                     ===========       ===========      ===========

     The principal component of "Other" consists of the difference between the tax gain or loss on aircraft disposals and the financial statement gain or loss on aircraft disposals. It also includes reversal of certain maintenance reserves.

     The following is a reconciliation between partners' capital reported for financial statement and federal income tax reporting purposes for the years ended December 31, 2000 and 1999:

                                                                          2000              1999
                                                                      ------------      ------------
Partners' capital ..............................................      $  7,700,277      $  7,524,051

     Add back selling commissions and organization
       and offering costs ......................................         7,085,240         7,085,240

     Cumulative difference between federal income tax
       and financial statement income (loss) ...................            21,568          (937,118)
                                                                      ------------      ------------

Partners' capital for federal income tax reporting purposes ....      $ 14,807,085      $ 13,672,173
                                                                      ============      ============

     The cumulative difference between federal income tax and financial statement income (loss) represents a timing difference.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

NOTE 9 - LEGAL PROCEEDINGS

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

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

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

     One of the principal objectives of the Consolidation is to create a company that would have the potential to generate more value for the benefit of existing limited partners than other alternatives, including continuing the Partnership's customary business operations until all of its assets are disposed in the ordinary course of business. To facilitate the realization of this objective, the Amended Stipulation provided, among other things, that commencing March 22, 1999, the Exchange Partnerships could collectively invest up to 40% of the total aggregate net asset values of all of the Exchange Partnerships in any investment, including additional equipment and other business activities that the general partners of the Exchange Partnerships and EFG reasonably believed to be consistent with the anticipated business interests and objectives of Newco, subject to certain limitations. The Second Amended Stipulation, among other things, quantified the 40% limitation using a whole dollar amount of $32 million in the aggregate.

     On March 8, 2000, the Exchange Partnerships collectively made a $32 million loan as permitted by the Second Amended Stipulation approved by the Court. The Partnership's portion of the aggregate loan is $3,640,000. The loan consists of a term loan to Echelon Residential Holdings, a newly-formed real estate company that is owned by several independent investors and, in his individual capacity, James A. Coyne, Executive Vice President of EFG. In addition, certain affiliates of the General Partner made loans to Echelon Residential Holdings in their individual capacities. Echelon Residential Holdings, through a wholly owned subsidiary ("Echelon Residential LLC"), used the loan proceeds, along with the loan proceeds from similar loans by ten affiliated partnerships representing $32 million in the aggregate, to acquire various real estate assets from Echelon International Corporation, an independent Florida-based real estate company. The loan has a term of 30 months maturing on September 8, 2002 and bears interest at the annual rate of 14% for the first 24 months and 18% for the final six months of the term. Interest accrues and compounds monthly but is not payable until maturity. Echelon Residential Holdings has pledged its membership interests in Echelon Residential LLC to the Exchange Partnerships as collateral for the loan.

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

     The Second Amended Stipulation, as well as the Amended Stipulation and the original Stipulation of Settlement, prescribe certain conditions necessary to effect a final settlement, including providing the partners of the Exchange Partnerships with the opportunity to object to the participation of their partnership in the Consolidation. Assuming the proposed settlement is effected according to present terms, the Partnership's share of legal fees and expenses related to the Class Action Lawsuit and the Consolidation is estimated to be approximately $423,000, of which approximately $332,000 was accrued and expensed by the Partnership in 1998 and additional amounts of approximately $41,000 and $50,000 was accrued and expensed in 2000 and 1999, respectively.

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

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

partner. No other transfers are permitted pending the Court's final determination of whether the settlement should be approved. The provision of the August 20 Order which enjoined the General Partners of the Exchange Partnerships from, among other things, recording any transfers not in accordance with the Court's order remains effective.

     There can be no assurance that settlement of the sub-class involving the Exchange Partnerships will receive final Court approval and be effected. There also can be no assurance that all or any of the Exchange Partnerships will participate in the Consolidation because if limited partners owning more than one-third of the outstanding Units of a partnership object to the Consolidation, then that partnership will be excluded from the Consolidation. Notwithstanding the extent of delays experienced thus far in achieving a final settlement of the Class Action Lawsuit with respect to the Exchange Partnerships, the General Partner and its affiliates, in consultation with counsel, continue to feel that there is a reasonable basis to believe that a final settlement of the sub-class involving the Exchange Partnerships ultimately will be achieved. However, in the absence of a final settlement approved by the Court, the Defendants intend to defend vigorously against the claims asserted in the Class Action Lawsuit. Neither the General Partner nor its affiliates can predict with any degree of certainty the cost of continuing litigation to the Partnership or the ultimate outcome.

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

     On July 31, 1998, the Court granted IAHC's motion to strike Plaintiff's fraud and negligent misrepresentation claims due to failure to plead with particularity. Extensive discovery was conducted on the merits of Plaintiff's claims. The Plaintiff, at one point, provided an expert report seeking approximately $30 million in damages. The Plaintiff later provided a revised expert report claiming actual damages of approximately $8.5 million and Plaintiff continued to seek punitive damages and both pre-judgment and post-judgment interest. On March 18, 1999, the Court entered summary judgment in favor of IAHC and PLM on all remaining claims. The Plaintiff subsequently filed a motion to alter or amend the judgment, or in the alternative, to certify the Court's Order for Interlocutory Appeal. On April 30, 1999, the Court declined to alter or amend its judgment and entered final judgment in favor of IAHC and PLM on all remaining claims. The Plaintiff appealed to the United States Court of Appeals for the 5th Circuit. The Court of Appeals denied Transmeridian's appeal, affirmed the District Court's judgement in IAHC's favor, and subsequently denied Transmeridian's request for rehearing. Transmeridian has not sought further review of the District Court's judgment. There have been, however, subsequent proceedings in the District Court on IAHC's request for the assessment of costs in the amount of approximately $35,000.

     In connection with this litigation, the Partnership has incurred substantial legal fees, exceeding $1 million. An action seeking recovery of these costs was filed on behalf of the Partnership in November 1999. See "Indemnity action against Transmeridian Airlines and Apple Vacations" described below.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

SECOND ACTION INVOLVING TRANSMERIDIAN AIRLINES

     On November 9, 1998, Investors Asset Holding Corp., as Trustee for the Partnership (the "Plaintiff"), filed an action in Superior Court of the Commonwealth of Massachusetts in Suffolk County against Prime Air, Inc. d/b/a Transmeridian Airlines ("Transmeridian"), Atkinson & Mullen Travel, Inc., and Apple Vacations, West, Inc., both d/b/a Apple Vacations, asserting various causes of action for declaratory judgment and breach of contract. The action subsequently was removed to United States District Court for the District of Massachusetts. The Plaintiff filed an Amended Complaint asserting claims for breaches of contract and covenant of good faith and fair dealing against Transmeridian and breach of guaranty against Apple Vacations.

     In October 1998, an aircraft leased by Transmeridian (being the same aircraft in the above-referenced "First action involving Transmeridian Airlines") was damaged in an on-ground accident at the Caracas, Venezuela airport. The cost to repair the aircraft was estimated to be at least $350,000. In addition, the Partnership had to lease two substitute engines at a cost of $82,000 per month. During the year ended December 31, 1999, the Partnership incurred total engine lease costs of $984,000. This was partially offset by lease rents paid by Transmeridian of $560,000 during the same period. However, as of September 11, 1999, Transmeridian ceased paying rent on this aircraft. The Plaintiff alleges that Transmeridian, among other things, has impeded the Partnership's ability to terminate the two engine lease contracts between the Partnership and a third party. The Plaintiff intends to pursue insurance coverage and also to enforce written guarantees issued by Apple Vacations that absolutely and unconditionally guarantee Transmeridian's performance under the lease and is seeking recovery of all costs, lost revenue and monetary damages in connection with this matter. On September 22, 2000, Transmeridian file a petition for bankruptcy reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the Northern District of Georgia in Atlanta (the "Bankruptcy Court"). This filling automatically stayed all pending litigation against Transmeridian, including this action. The bankruptcy filings indicate Transmeridian has at least $24 million in debt. In January 2001, Transmeridian filed a reorganization plan and disclosure statement indicating that little if any money will be available for distribution to unsecured creditors like the Plaintiff. Moreover, Transmeridian's bankruptcy counsel has indicated recently that he intends to file an adversary proceeding in the bankruptcy court seeking the turn over to Transmeridian the proceeds of certain insurance policies (in the amount of approximately $800,000) that insured the Plaintiffs' aircraft against damage. Plaintiffs contend that all or most of these insurance proceeds should be paid to them and intend to contest vigorously any effort to cause these insurance proceeds to be paid to Transmeridian. Plaintiffs' counsel has recently initiated discussions with Transmeridian's counsel concerning settlement of the claims against Transmeridian and the dispute over the insurance proceeds. No assurances can be given that a settlement will be reached.

     On March 2, 2001, Plaintiffs' counsel filed a motion in the Bankruptcy Court asking the Court to lift the automatic stay of this Massachusetts proceeding so that it may proceed to final judgment. The Bankruptcy Court has scheduled a hearing on this motion for April 10, 2001. Transmeridian's bankruptcy counsel has indicated that he is considering asking the court to move this Massachusetts action to Georgia and consolidate it with the bankruptcy proceeding. The General Partner cannot predict the outcome of its motion for relief from stay or Transmeridian's efforts to transfer venue of the Massachusetts action. Notwithstanding the Transmeridian bankruptcy, the General Partner plans to vigorously pursue enforcement of the written guarantees issued by Apple Vacations; however, it is too early to predict the Plaintiff's likelihood of success.

INDEMNITY ACTION AGAINST TRANSMERIDIAN AIRLINES AND APPLE VACATIONS

     On November 12, 1999, Investors Asset Holding Corp. ("IAHC"), as trustee for the Partnership, filed an action against Transmeridian Airlines (f/k/a Prime Air, Inc.) and Atkinson & Mullen Travel, Inc. (d/b/a Apple Vacations) under Civil Action No. H-99-3804 in the United States District Court for the Southern District of Texas, Houston Division, seeking recovery of attorneys' fees and related costs incurred in defending the action described above under the heading "First action involving Transmeridian Airlines." The present suit seeks recovery of expenses pursuant to the indemnification provisions of the lease agreement under which Transmeridian leased the Boeing 727-251 aircraft. Currently, the amount being sought is over $1 million. On September 1, 2000, IHAC filed with the Court a motion for partial summary judgment, seeking judgment on liability (i.e. that Transmeridian and Apple

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

Vacations are liable under the lease agreements and guarantees). IHAC also filed a motion for leave to join in this litigation an affiliate of Apple's, Apple Vacations, West, inc., which also gave written guarantees of Transmeridian's performance under the lease agreements. On September 22, 2000, however, Transmeridian filed a petition for bankruptcy reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the Northern District of Georgia in Atlanta (the "Bankruptcy Court"). See "Second action involving Transmeridian Airlines" above. On January 10, 2001, the Bankruptcy Court granted IHAC's motion for relief from the automatic stay so that this litigation may be pursued through to final judgment. Transmeridian's counsel in this action then filed a motion to withdraw its appearance on behalf of Transmeridian. The U.S. District Court allowed that motion on March 6, 2001, and gave Transmeridian 60 days in which to secure replacement counsel. Within 20 days of the entry of replacement counsel, Transmeridian is required to file its opposition to IHAC's motion for partial summary judgment. The U.S. District Court also allowed IHAC's motion to join Apple Vacations, West, Inc. as a defendant in this action.

     The Plaintiffs' counsel has recently initiated discussions with Transmeridian's counsel concerning settlement of the claims against Transmeridian. No assurances can be given that a settlement will be reached. The General Partner cannot predict the outcome of this suit.

ACTION INVOLVING NORTHWEST AIRLINES, INC.

     On September 22, 1995, Investors Asset Holding Corp. and First Security Bank, N.A., trustees of the Partnership and certain affiliated investment programs (collectively, the "Plaintiffs"), filed an action in United States District Court for the District of Massachusetts against a lessee of the Partnership, Northwest Airlines, Inc. ("Northwest"). The Complaint alleges that Northwest did not fulfill its maintenance and return obligations under its Lease Agreements with the Plaintiffs and seeks declaratory judgment concerning Northwest's obligations and monetary damages. Northwest filed an Answer to the Plaintiffs' Complaint and a motion to transfer the venue of this proceeding to Minnesota. The Court denied Northwest's motion. On June 29, 1998, a United States Magistrate Judge recommended entry of partial summary judgment in favor of the Plaintiffs. Northwest appealed this decision. On April 15, 1999, the United States District Court Judge adopted the Magistrate Judge's recommendation and entered partial summary judgment in favor of the Plaintiffs on their claims for declaratory judgment. The parties then undertook a second phase of discovery, focused on damages. This second phase of damages is scheduled to conclude in April 2001 with the completion of depositions of the parties' experts. In February 2001, the District Court also denied summary judgment on certain of the Plaintiffs' other claims, including their tort claims for conversion. If no settlement is reached, the Plaintiffs will proceed to trial for an assessment of damages. No firm trial date has been established at this time; however, if a trial should become necessary, it is not expected to occur before June 2001. The General Partner believes that the Plaintiff's claims ultimately will prevail and that the Partnership's financial position will not be adversely affected by the outcome of this action.

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP
                        NOTES TO THE FINANCIAL STATEMENTS

                                   (CONTINUED)

NOTE 10 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 1999:

                                                              THREE MONTHS ENDED
                                          ----------------------------------------------------------

                                          MARCH 31,        JUNE 30,    SEPTEMBER 30,    DECEMBER 31,       TOTAL
                                          ---------        --------    -------------    ------------       -----
              2000
              ----
Total operating and sales-type
lease revenue .....................      $  09,420     $   148,602      $ 106,446       $ 192,438      $  556,906
Net (loss) income .................         (4,476)        920,669       (402,587)       (337,380)        176,226
Net income (loss) per
  limited partnership unit ........             --            0.32          (0.14)          (0.12)           0.06

              1999
              ----

Total lease revenue ...............      $ 708,129     $   482,218      $ 393,846       $ 256,977      $1,841,170
Net (loss) income .................       (111,725)      2,915,743       (142,229)       (769,780)      1,892,009
Net (loss) income per
  limited partnership unit ........          (0.04)           1.02          (0.05)          (0.27)           0.66

     The Partnership's net income in the three months ended June 30, 2000 is primarily the result of the sale of a Boeing 727-251 ADV aircraft, which resulted in a net gain, for financial statement purposes of $750,000.

     The Partnership's net income in the three months ended in June 30, 1999 is primarily the result of the sale of a Boeing 727-251 ADV aircrat which resulted in a net gain, for financial statement purposes of $3,109,500.

NOTE 11 - SUBSEQUENT EVENT

     In February 2001, the Partnership and certain affiliated investment programs (collectively "the Programs") refinanced the outstanding indebtedness and accrued interest related to an aircraft on lease to Aerovias de Mexico, S.A. de C.V. In addition to refinancing the Programs' total existing indebtedness and accrued interest of $4,758,845, the Programs received additional debt proceeds of $3,400,177. The Partnership's aggregate share of the refinanced and new indebtedness was $1,211,860 including $706,831 used to repay the existing indebtedness on the refinanced aircraft. The Partnership used a portion of its share of the additional proceeds of $505,028 to repay the outstanding balance of the indebtedness and accrued interest related to the aircraft on lease to Finnair OY of $130,852 and certain aircraft reconfiguration costs that the Partnership had accrued at December 31, 2000. The new indebtedness bears a fixed interest rate of 7.65%, principal is amortized monthly and the Partnership has a balloon payment obligation at the expiration of the lease term of $404,138 in September 2004.

                        ADDITIONAL FINANCIAL INFORMATION

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

         SCHEDULE OF EXCESS (DEFICIENCY) OF TOTAL CASH GENERATED TO COST
                              OF EQUIPMENT DISPOSED

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

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

     The following is a summary of cash excess (deficiency) associated with the aircraft dispositions which occurred in the years ended December 31, 2000, 1999 and 1998.

                                                                  2000             1999             1998
                                                              -----------      -----------      -----------
Rents earned prior to disposal of aircraft .............      $10,868,406      $25,196,334      $ 4,150,170

Sale proceeds realized upon disposition of aircraft ....        1,005,645        3,109,500          553,699
                                                              -----------      -----------      -----------

Total cash generated from rents
and aircraft sale proceeds .............................       11,874,051       28,305,834        4,703,869

Original acquisition cost of aircraft disposed .........       10,372,547       23,572,848        5,248,872
                                                              -----------      -----------      -----------

Excess (deficiency) of total cash generated
to the cost of the aircraft disposed ...................      $ 1,501,504      $ 4,732,986      $  (545,003)
                                                              ===========      ===========      ===========

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

            STATEMENT OF CASH AND DISTRIBUTABLE CASH FROM OPERATIONS,
                             SALES AND REFINANCINGS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                             SALES AND
                                                          OPERATIONS        REFINANCINGS         TOTAL
                                                          -----------       -----------       -----------
Net income (loss) ..................................      $  (616,876)      $   793,102       $   176,226

Add:
     Depreciation ..................................          297,611                --           297,611
     Collections on net investment in
       sales-type lease ............................           58,928                --            58,928
     Management fees ...............................           29,913                --            29,913
     Book value of disposed equipment ..............               --           212,543           212,543
     Partnership's share of unconsolidated
     real estate venture's loss ....................          276,289                --           276,289

Less:
     Non-cash gain on sales-type lease .............          (91,471)               --           (91,471)
     Sales-type lease revenue ......................           (2,491)               --            (2,491)
     Principal repayment of notes payable ..........          (18,251)         (257,902)         (276,153)
                                                          -----------       -----------       -----------

     Cash from (used in) operations, sales
     and refinancings ..............................          (66,348)          747,743           681,395

Less:
     Management fees ...............................          (29,913)               --           (29,913)
                                                          -----------       -----------       -----------

     Distributable cash from (used in)
     operations, sales and refinancings ............          (96,261)          747,743           651,482

Other sources and uses of cash:
     Cash and cash equivalents
     at beginning of year ..........................               --         5,719,642         5,719,642
     Net change in receivables and accruals ........         (104,986)               --          (104,986)
     Proceeds from notes payable ...................          201,247                --           201,247
     Investment in real estate venture .............               --        (3,640,000)       (3,640,000)
                                                          -----------       -----------       -----------

Cash and cash equivalents at end of year ...........      $        --       $ 2,827,385       $ 2,827,385
                                                          ===========       ===========       ===========

                  AIRFUND II INTERNATIONAL LIMITED PARTNERSHIP

                       SCHEDULE OF COSTS REIMBURSED TO THE
                 GENERAL PARTNER AND ITS AFFILIATES AS REQUIRED
                   BY SECTION 10.4 OF THE AMENDED AND RESTATED
                AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

                      FOR THE YEAR ENDED DECEMBER 31, 2000

     For the year ended December 31, 2000, the Partnership reimbursed the General Partner and its Affiliates for the following costs:

     Operating expenses                              $  994,521